    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1997

                                                       REGISTRATION NO. 333-3800
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                          AMENDMENT NO. 1 TO FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                         5812                        58-1654960
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification No.)

                              600 CLEVELAND STREET
                           CLEARWATER, FLORIDA 34615
                                 (813) 441-3500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's Principal Executive Offices)

                                JOSEPH N. STEIN
                            EXECUTIVE VICE PRESIDENT
                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                              600 CLEVELAND STREET
                           CLEARWATER, FLORIDA 34615
                                 (813) 441-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        Copies of all communications to:
                             JANET S. MCCLOUD, ESQ.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                      2121 AVENUE OF THE STARS, 18TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and the acquisition of the shares registered hereby is approved by the shareholders of Restaurant Development Group, Inc. ("RDG").
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================
                                                                    PROPOSED MAXIMUM
                                        AMOUNT      PROPOSED MAXIMUM    AGGREGATE      AMOUNT OF
    TITLE OF EACH CLASS OF              TO BE        OFFERING PRICE     OFFERING      REGISTRATION
  SECURITIES TO BE REGISTERED       REGISTERED(1)     PER UNIT(2)       PRICE(2)         FEE(3)
----------------------------------------------------------------------------------------------------
Common Stock, par value $.001
  per share....................       1,207,491          $1.25         $1,509,364      $457.38(4)
Price Guarantee................          N/A              N/A             N/A            N/A(5)
====================================================================================================

(1) The number of shares of common stock, par value $.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc. (the "Registrant") to be registered has been determined based on that certain Purchase Agreement, dated as of August 3, 1995, as amended, between the Registrant and RDG assuming the closing of the Purchase Agreement occurred on August 1, 1997. An additional indeterminable number of shares is being registered to cover adjustments pursuant to said Purchase Agreement.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended. Pursuant to Rule 457, the proposed maximum offering price is based upon the sum of $10,000 and the outstanding principal and interest of a promissory note for which certain of the Common Stock registered hereby is to be exchanged.
(3) The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act and Rule 457(f) promulgated thereunder.
(4) A fee of $635.78 has previously been paid.
(5) No separate fee is payable pursuant to Rule 457(n).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                      CHECKERS DRIVE-IN RESTAURANTS, INC.

                             CROSS REFERENCE SHEET

                                                                           LOCATION OR
                          ITEM OF FORM S-4                            CAPTION IN PROSPECTUS
                          ----------------                            ---------------------
A.  INFORMATION ABOUT THE TRANSACTION
      1.  Forepart of Registration Statement and Outside
          Front Cover Page of Prospectus..................  Facing Page of the Registration Statement;
                                                            Outside Front Cover Page
      2.  Inside Front and Outside Back Cover Pages of
          Prospectus......................................  AVAILABLE INFORMATION; INCORPORATION OF
                                                            DOCUMENTS BY REFERENCE; TABLE OF CONTENTS
      3.  Risk Factors, Ratio of Earnings To Fixed Charges
          And Other Information...........................  SUMMARY; RISK FACTORS
      4.  Terms of the Transaction........................  SUMMARY; THE TRANSACTION; THE AGREEMENT;
                                                            DESCRIPTION OF CAPITAL STOCK
      5.  Pro Forma Financial Information.................  HISTORICAL AND PRO FORMA SELECTED
                                                            CONSOLIDATED FINANCIAL DATA
      6.  Material Contracts with the Company Being
          Acquired........................................  Not Applicable
      7.  Additional Information Required for Reoffering
          by Persons and Parties Deemed to be
          Underwriters....................................  Not Applicable
      8.  Interests of Named Experts and Counsel..........  PRINCIPAL STOCKHOLDERS AND SECURITY
                                                            OWNERSHIP OF MANAGEMENT; LEGAL MATTERS;
                                                            EXPERTS
      9.  Disclosure of Commission Position on
          Indemnification for Securities Act Liabilities..  Not Applicable
B.  INFORMATION ABOUT THE REGISTRANT
     10.  Information with Respect to S-3 Registrants.....  Not Applicable
     11.  Incorporation of Certain Information by
          Reference.......................................  Not Applicable
     12.  Information with Respect to S-2 or S-3
          Registrants.....................................  Not Applicable
     13.  Incorporation of Certain Information by
          Reference.......................................  Not Applicable
     14.  Information with Respect to Registrants Other
          Than S-2 or S-3 Registrants.....................  SUMMARY; BUSINESS; MARKET FOR COMMON STOCK
                                                            AND DIVIDENDS; HISTORICAL AND PRO FORMA
                                                            SELECTED CONSOLIDATED FINANCIAL DATA;
                                                            INDEX TO FINANCIAL STATEMENTS;
                                                            MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                            FINANCIAL CONDITION AND RESULTS OF
                                                            OPERATIONS
C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
     15.  Information with Respect to S-3 Companies.......  Not Applicable

                                                                           LOCATION OR
                          ITEM OF FORM S-4                            CAPTION IN PROSPECTUS
                          ----------------                            ---------------------
     16.  Information with Respect to S-2 or S-3
          Companies.......................................  Not Applicable
     17.  Information with Respect to Companies Other Than
          S-2 or S-3 Companies............................  Not Applicable
D.  VOTING AND MANAGEMENT INFORMATION
     18.  Information if Proxies, Consents or
          Authorizations Are to be Solicited..............  Not Applicable
     19.  Information if Proxies, Consents or
          Authorizations Are Not to be Solicited, or in an
          Exchange Offer..................................  OUTSIDE FRONT COVER PAGE; SUMMARY; THE
                                                            TRANSACTION; THE AGREEMENT; BUSINESS;
                                                            MANAGEMENT; PRINCIPAL STOCKHOLDERS AND
                                                            SECURITY OWNERSHIP OF MANAGEMENT

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 12, 1997

PROSPECTUS

                      CHECKERS DRIVE-IN RESTAURANTS, INC.

                                  COMMON STOCK
                                PRICE GUARANTEE

                             ---------------------

     The shares of the common stock, par value $.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc. (the "Company" or "Checkers") covered by this Prospectus, and the Registration Statement of which it is a part, are issuable in connection with the acquisition of a promissory note of the Company, dated May 4, 1994 and originally due on August 4, 1995, in the original principal amount of $1,693,225.27 (the "RDG Note") held by Restaurant Development Group, Inc., a Delaware corporation ("RDG"). RDG acquired the RDG
Note in connection with the acquisition by the Company of nine Rally's double drive through restaurants in the Miami, Florida area. The term of the Note has been extended until the earlier of the closing of the acquisition of the RDG Note or 30 days after the termination of the Purchase Agreement, dated as of August 3, 1995, between the Company and RDG (the "RDG Agreement"). See "The Transaction."

     The Common Stock is traded on the NASDAQ National Market (the "NMS") and
price quotations are listed under the symbol "CHKR." On               , 1997,
the last reported per share sale price of the Common Stock on the NMS was
$          . See "Market For The Common Stock And Dividends."

     SEE "RISK FACTORS" COMMENCING ON PAGE    FOR A DISCUSSION OF CERTAIN
INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                   WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                     ARE REQUESTED NOT TO SEND US A PROXY.

                                              , 1997

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the NMS, and such reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 "K" Street, N.W., Washington, D.C. 20006. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the Commission's Web Site (http://www.sec.gov).

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 (together, with its exhibits, the "Registration Statement") that the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made. The Registration Statement may be inspected at the public reference facilities of the Commission at the addresses noted above, and copies thereof may be obtained from the Commission at prescribed rates.

     THE COMPANY WILL PROVIDE, UPON WRITTEN OR ORAL REQUEST AND WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). REQUESTS MAY BE DIRECTED TO CHECKERS DRIVE-IN RESTAURANTS, INC., 600 CLEVELAND STREET, EIGHTH FLOOR, CLEARWATER, FLORIDA 34615, ATTENTION: SECRETARY, TELEPHONE NO.:
(813) 441-3500.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CHECKERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO PURCHASE BY ANYONE IN ANY STATE (I) IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED (II) IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO; OR
(III) TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF CHECKERS SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE HAS NOT CHANGED SINCE THE DATE OR THE DATES THEREOF.

  Checkers(R) is a registered service mark and Champ Burger(R) is a registered trademark of the Company.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................   2
SUMMARY...............................................................................   4
RISK FACTORS..........................................................................   6
  Decreasing Restaurant Sales.........................................................   6
  History of Operating Losses.........................................................   6
  Competitive Environment.............................................................   6
  Certain Financing Considerations; Leverage..........................................   7
  Reliance on Key Personnel...........................................................   7
  Proposed Acquisition of Certain Notes...............................................   7
  Shares Eligible for Future Issuance and Sale........................................   8
  Continued Listing on NASDAQ National Market.........................................   9
  Control by Principal Stockholder....................................................   9
  Government Regulation...............................................................   9
HISTORICAL AND PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA.........................   10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................   14
THE TRANSACTION.......................................................................   28
  Purchase of the RDG Note............................................................   28
  Background of and Reasons for the Acquisition of the RDG Note.......................   30
  Dissenters Rights; Solicitation Of Proxies, Consents Or Authorizations..............   30
  Accounting Treatment................................................................   30
  Certain Federal Income Tax Consequences.............................................   31
  Federal Securities Law Consequences.................................................   31
  Regulatory Approvals................................................................   31
THE AGREEMENT.........................................................................   31
  General.............................................................................   31
  Closing Date and Effective Time.....................................................   31
  Representations and Warranties......................................................   31
  Certain Covenants...................................................................   32
  Conditions..........................................................................   32
  Termination.........................................................................   33
  Amendment and Waiver................................................................   33
  Indemnification.....................................................................   33
  Expenses............................................................................   33
MARKET FOR COMMON STOCK AND DIVIDENDS.................................................   34
BUSINESS..............................................................................   35
MANAGEMENT............................................................................   46
PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT...........................   55
DESCRIPTION OF CAPITAL STOCK..........................................................   56
LEGAL MATTERS.........................................................................   60
EXPERTS...............................................................................   60
INDEX TO FINANCIAL STATEMENTS.........................................................   F-1
APPENDIX A -- AMENDED PURCHASE AGREEMENT..............................................   A-1
APPENDIX B -- FORM OF WARRANT.........................................................   B-1

                                    SUMMARY
     The following is a summary of certain information contained elsewhere in this Prospectus, is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere herein. The entire Prospectus, the Appendices hereto and the documents incorporated herein by reference should be reviewed in their entirety.
GENERAL
     This Prospectus relates to the proposed acquisition of the RDG Note pursuant to the RDG Agreement, in consideration of the issuance of Common Stock to RDG, the holder of the RDG Note. See "The Transaction."
                                  THE COMPANY
     The Company develops, produces, owns, operates and franchises quick-service "double drive-thru" restaurants. Checkers' restaurants are designed to provide fast and efficient automobile-oriented service incorporating a 1950's diner and art deco theme, with a highly visible, distinctive and uniform look that is intended to appeal to customers of all ages. The restaurants feature a limited menu of high quality hamburgers, cheeseburgers and bacon cheeseburgers, specially seasoned french fries, hot dogs and chicken sandwiches as well as related items such as soft drinks and old fashioned premium milk shakes. As of June 16, 1997, there were 480 restaurants operating in 23 states, the District of Columbia and Puerto Rico (233 Company-operated, including 14 joint ventures, and 247 franchised).
     The principal executive offices of the Company are located at 600 Cleveland Street, Eighth Floor, Clearwater, Florida 34615, and its telephone number is
(813) 441-3500.
                                THE TRANSACTION
     General. Pursuant to the RDG Agreement, the Company will acquire the RDG Note for consideration consisting of a warrant to purchase 120,000 shares of Common Stock and an amount (the "RDG Purchase Price") equal to the sum of the aggregate outstanding principal amount of and accrued unpaid interest on the RDG Note ($1,499,364 at July 17, 1997) and $10,000 (the "Transaction"). The RDG Purchase Price is payable in shares of Common Stock, based upon the average per share closing sale price on the NMS for the ten full trading days ending on the third business day immediately preceding the closing date of the Transaction (the "Shares"). If the closing had occurred on August 1, 1997, approximately 1,207,491 shares of Common Stock would have been delivered to RDG. See "The Transaction -- Purchase of the RDG Note" for a description of certain additional payments.
     Closing of the Transaction. The closing of the Transaction will occur on the 21st day after the date of this Prospectus.
CERTAIN COVENANTS
     Pursuant to the RDG Agreement, RDG has agreed, among other things, to either dissolve and wind up its affairs or otherwise distribute the shares of Common Stock received pursuant thereto to its stockholders within one year after the closing of the RDG Agreement. See "The Agreement -- Certain Covenants."
     Conditions to the Transaction. The obligations of the parties to consummate the Transaction are subject to the satisfaction of certain conditions, including approval of the RDG Agreement by the stockholders of RDG.
     Termination. The RDG Agreement may be terminated and the Transaction may be abandoned at any time prior to the closing, before or after the approval by the stockholders of RDG, by: (a) the mutual consent of RDG and the Company by action of their respective Boards of Directors; (b) action of the Board of Directors of either RDG or the Company if the Transaction shall not have been consummated by November 15, 1997; (c) action of the Board of Directors of RDG or the Company if there has been a breach or failure by the other to perform in any material respect any of its representations and warranties, covenants or conditions contained in the RDG Agreement, which is not cured within five days after written notice thereof; or
(d) action of the Board of Directors of RDG or the Company, if the conditions to their respective obligations in the RDG Agreement have not been satisfied or waived.
     Purchase Price Guarantee. The Company has guaranteed that, if RDG sells all of the Shares in a reasonably prompt manner (but, other than sales made on a price "uptick" (see "The Transaction -- Federal Securities Law Consequences")), no more than 50,000 Shares in any one-week period or 25,000 Shares in any one-day period), RDG will receive net proceeds from the sale of the Shares equal to at least 80% of the RDG Purchase Price (i.e., the sum of $10,000 and the aggregate outstanding principal and accrued interest on the RDG Note ($1,499,364 at July 17, 1997)). If RDG receives less than such amount, the Company will issue to RDG additional shares of Common Stock, which the Company has agreed to register under the Securities Act, until RDG receives 80% of the RDG Purchase Price. The Company has the option at any time to deliver cash to RDG in lieu of additional shares of Common Stock. In addition, the Company may require RDG either, at RDG's option, to sell back all or any portion of the shares of Common Stock issued to RDG pursuant to the RDG Agreement or to terminate any future price protection for shares of Common Stock retained by RDG. In addition, if RDG receives net proceeds in excess of the amount guaranteed or receives net proceeds equal to such amount and still holds shares of Common Stock issued pursuant thereto, RDG shall be liable to the Company for any such excess net proceeds or shares of Common Stock. See "The Transaction -- Purchase of the RDG Note."
     Accounting Treatment. The Company will account for the Transaction as a payment of the liabilities represented by the RDG Note and the sale of the Shares for an amount equal to the RDG Purchase Price.
     Certain Federal Income Tax Consequences. Assuming that the tax basis of RDG in the RDG Note is equal to the outstanding principal balance due thereunder, there will be no income tax consequences resulting from the issuance of Common Stock in payment of the principal balance due under the RDG Note.
     Federal Securities Law Consequences. All shares of Common Stock received by RDG or the RDG stockholders may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Pursuant to the terms of the RDG Agreement, the following limits have been imposed on the sales that may be made by RDG: (i) RDG may sell not more than 50,000 shares of Common Stock per week and (ii) RDG may sell not more than 25,000 shares in any one day, provided that it may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock.
     Regulatory Approvals. The Company and RDG are not aware of any material federal or state regulatory approvals which must be obtained in connection with their respective transactions, other than the continued effectiveness of the Registration Statement under the Securities Act through the date of issuance of the shares of Common Stock to RDG pursuant to the RDG Agreement.
     Dissenters' Rights; Solicitation of Proxies, Consents or
Authorizations. The following information has been provided by the management of RDG.
     The Board of Directors of RDG has called a meeting of the stockholders of RDG to consider the approval of the RDG Agreement and the Transaction. No proxies, consents or authorizations will be solicited from any stockholder of RDG in connection with such meeting or approval of the RDG Agreement and the Transaction. The affirmative vote of a majority of the outstanding shares of common stock of RDG will be necessary to approve the RDG Agreement and the Transaction. Any person appearing at the meeting as a proxy for a stockholder of RDG will be required to present a written proxy power meeting the requirements of Delaware law in order to vote such stockholder's shares in the meeting. RDG stockholders will have no dissenters' rights in connection with the Transaction.
                                  RISK FACTORS
     Certain factors should be considered in evaluating the ownership of the Common Stock to be issued in the Transaction. See "Risk Factors."

                                  RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS IN THIS PROSPECTUS UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT AND THE EXCHANGE ACT. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS; THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING; SUCCESS OF OPERATING INITIATIVES; DEVELOPMENT AND OPERATING COSTS; ADVERTISING AND PROMOTIONAL EFFORTS; ADVERSE PUBLICITY; ACCEPTANCE OF NEW PRODUCT OFFERINGS; CONSUMER TRIAL AND FREQUENCY; AVAILABILITY, LOCATIONS, AND TERMS OF SITES FOR RESTAURANT DEVELOPMENT; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; QUALITY OF MANAGEMENT; AVAILABILITY, TERMS AND DEPLOYMENT OF CAPITAL; THE RESULTS OF FINANCING EFFORTS; BUSINESS ABILITIES AND JUDGMENT OF PERSONNEL; AVAILABILITY OF QUALIFIED PERSONNEL; FOOD, LABOR AND EMPLOYEE BENEFIT COSTS; CHANGES IN, OR THE FAILURE TO COMPLY WITH, GOVERNMENT REGULATIONS; WEATHER CONDITIONS; CONSTRUCTION SCHEDULES; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS.

DECREASING RESTAURANT SALES

     Average net sales per Company-operated restaurant open for a full year have been declining each fiscal quarter since the second quarter of 1993. Average net sales were approximately $1,021,000 and $619,000 per Company-operated restaurant for the 12-month periods ended March 31, 1993 and June 16, 1997, respectively. Management believes that the decrease in comparable restaurant sales over this time period is primarily attributable to increased sales pressure from competitor discounting. The Company also cannibalized certain markets in fiscal 1993 and 1994. See "Risk Factors -- Competitive Environment." Cannibalization results from the addition of Company restaurants in existing markets in an attempt to increase market share, to reduce the possibility of entry by other double drive-thru concepts, to provide a sufficient sales base to support broadcast media advertising and to enhance customer convenience. As a result of the addition of Company restaurants in existing markets, the sales of certain Company restaurants have been adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HISTORY OF OPERATING LOSSES

     The Company has reported losses from operations in each of its last three fiscal years. Restaurant margins in 1996 decreased from 6.1% to (0.7%), primarily as a result of high labor, food and paper costs. In addition, comparable sales continued to decrease in 1996 and the first and second quarters of fiscal 1997. In 1997, under the direction of new top management, the Company has implemented new programs designed to improve food, paper and labor costs in its restaurants. No assurance can be given that such programs will be successful or reduce the Company's operating losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITIVE ENVIRONMENT

     The fast food restaurant industry is highly competitive and can be significantly affected by many factors, including changes in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of quick-service food and increases in the number of, and particular location of, competing quick-service restaurants. Factors such as inflation, increases in food, labor and energy costs, the availability and cost of suitable sites, fluctuating interest and insurance rates, state and local regulations and licensing requirements and the availability of an adequate number of hourly-paid employees can also adversely affect the fast food restaurant industry.

     In addition, major chains, which have operating concepts similar to or competitive with the Company and which also have substantially greater financial resources and longer operating histories than the Company, dominate the fast food restaurant industry. The Company competes primarily on the basis of food quality, price and speed of service. A significant change in pricing or other marketing strategies by one or more of these competitors could have an adverse impact on sales, earnings and growth of the Company. All of the major fast food chains have increasingly offered selected food items and combination meals at discounted prices. Beginning generally in the summer of 1993, the major fast food hamburger chains began to intensify their promotions of value priced meals, many specifically targeting the $.99 price point at which the Company sells its "Champ Burger(R)." This increased promotional activity has been sustained, and management believes that it has had a negative impact on the Company's sales. While the Company cannot predict the duration of this promotional activity or the extent to which this pricing may become more or less competitive, such pricing could have a continued adverse effect on the Company's sales and earnings. See "Business -- Competition."

CERTAIN FINANCING CONSIDERATIONS; LEVERAGE

     As of June 16, 1997, the Company had outstanding approximately $26.6 million principal amount of indebtedness under its Amended and Restated Credit Agreement dated as of November 22, 1996, as amended (the "Restated Credit Agreement"). Pursuant to the Restated Credit Agreement, the Company is required to maintain minimum consolidated EBITDA of $1.3 million for each of the three four-week periods ending September 8, 1997, $2 million for each of the four four-week periods ending December 29, 1997 and $2.75 million for each four-week period thereafter. Consolidated EBITDA is defined as the sum of consolidated net income, interest expense, provision for income taxes and depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) minus non-cash items, in each case on a consolidated basis and determined in accordance with generally accepted auditing principles. In addition, there are limits on the Company's ability to incur capital expenditures, additional indebtedness or liens and on its ability to enter into transactions with affiliates. In February 1997, the Company obtained a waiver under the Restated Credit Agreement of its obligation to comply with the minimum consolidated EBITDA requirement through July 14, 1997. While the Company is currently in compliance, and management believes that the Company will be able to comply in the future, with the minimum consolidated EBITDA requirement, no assurance can be given that the Company will be able to so comply. The degree to which the Company's assets are leveraged and the degree to which the Company is unable to meet the covenants referred to above may adversely affect the Company's ability to finance its future operations and could limit its ability to pursue business opportunities that may be in the interests of the Company and its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RELIANCE ON KEY PERSONNEL

     Significant management changes have occurred since the end of the third quarter of fiscal 1996. The success of the Company will be dependent on the new senior management team. In addition, the Company's ability to attract and retain experienced successful executives to its management team will affect its performance. The loss of one or more members of senior management could adversely affect the Company's business and development. See "Management."

PROPOSED ACQUISITION OF CERTAIN NOTES

     In addition to the RDG Note, as of July 17, 1997, the Company had notes payable to Rall-Folks, Inc. ("Rall-Folks") with outstanding principal and accrued interest of $1,596,960 (the "Rall-Folks Notes") and a note payable to Nashville Twin Drive-Thru Partners, L.P. ("NTDT") with outstanding principal and accrued interest of $1,031,380 (the "NTDT Note" and, collectively with the Rall-Folks Notes and the RDG Note, the "Notes"). The Rall-Folks Notes and the NTDT Note are past due. The Company has recently entered into amended agreements with Rall-Folks and NTDT whereby it has agreed to acquire the Rall-Folks Notes in consideration of the issuance of approximately 1,323,904 shares of Common Stock and to acquire the NTDT Note in consideration of the issuance of convertible promissory notes in an aggregate principal amount equal to the outstanding principal and accrued interest due under the NTDT Note (the "New NTDT Notes"). The Company previously entered into agreements with these parties to acquire their notes and failed to meet the closing deadlines contained in such agreements. No assurance can be given that the Company will be able to comply with the new deadlines set forth in the amended agreements. If the Company is unable to consummate one or more of these transactions and if the Company is thereafter unable to reach other arrangements with Rall-Folks, RDG or NTDT, as the case may be, this will result in obligations to repay the Notes and the Company may default under the terms of the Restated Credit Agreement. The Company agreed to pay each of Rall-Folks and NTDT $100,000 on execution of their amended agreements and on the 15th day of each month thereafter (which payments reduced the outstanding principal amounts of the Rall-Folks Notes and the NTDT Note, respectively) until the earlier of
(i) in the case of Rall-Folks, December 15, 1997, and in the case of NTDT, October 15, 1997 or (ii) the effective date of the registration statement for their respective transactions. Such registration statements were declared
effective on             , 1997. In addition, the Company has guaranteed that
Rall-Folks and NTDT will receive minimum net proceeds from the sale of Common Stock they receive under their respective agreements ($1,596,960 and $1,031,380, respectively, as of July 17, 1997). No assurance can be given that Rall-Folks and NTDT will receive such minimum net proceeds or that the Company will not be required to issue additional shares of Common Stock pursuant to such price guarantees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE ISSUANCE AND SALE

     As of July 16, 1997, (i) 60,537,489 shares of Common Stock were outstanding, (ii) 38,112,173 shares of Common Stock were reserved for issuance in connection with the exercise of outstanding options, warrants and conversion rights (including the Company's Series A Preferred Stock, $0.001 par value per share (the "Preferred Stock"), which was converted into 9,383,118 shares of Common Stock on August 6, 1997, (iii) approximately 3,415,432 shares of Common Stock were issuable as a result of contractual obligations of the Company, i.e., shares issuable to Rall-Folks and RDG and shares issuable assuming conversion of the New NTDT Notes and (iv) options to purchase 6,700,000 shares of Common Stock were available for grant under the Company's stock option plans as proposed to be amended. The Company currently has an obligation to register the offer and
sale of approximately             shares of the Common Stock. At the Company's
Annual Meeting of Stockholders held on August 6, 1997, stockholders approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock from 100,000,000 to 150,000,000 shares. The Company may issue additional shares of the Common Stock and preferred stock in the future in connection with acquisitions, corporate combinations, financing activities or employee compensation plans. Sales of substantial amounts of Common Stock in the open market or the availability of such shares for sale could adversely affect the market for the Common Stock. See "Market For Common Stock and Dividends."

     If the Transaction, the acquisition of the Rall-Folks Notes and the conversion of the New NTDT Notes are consummated, it is anticipated that approximately 3,415,432 shares of Common Stock will be issued (representing approximately 5.3% of the shares of Common Stock outstanding after such issuance). The number of shares to be issued will be determined by dividing the outstanding principal amount of and accrued interest due under the Notes ($4,127,704 as of July 17, 1997) by the average of the closing per share sale price of the Common Stock for a set number of days prior to the closing date for each transaction. In order to promote an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks, RDG and NTDT, the Company negotiated the following limits on sales: (i) each of Rall-Folks, RDG and NTDT may sell not more than 50,000 shares of Common Stock per week (150,000 in the aggregate); and (ii) each may sell not more than 25,000 shares in any one day (75,000 shares in the aggregate); provided that each may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock. While it is anticipated that the foregoing limits will allow an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks, RDG and NTDT, the effect of a potential offering of an average of 150,000 shares per week by Rall-Folks, RDG and NTDT, in the aggregate, is undeterminable at this time.

     The individuals or entities having registration rights for Common Stock will be entitled to sell such stock subject to any limitations under federal securities laws resulting from their relationship to the Company. There can be no assurance that any of these sales will not have an adverse effect on the market price for the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The shares of Common Stock underlying the Warrants will be restricted and, therefore, not freely transferable if the issuance of such shares is not registered under the Securities Act. See "The Transaction."

CONTINUED LISTING ON NASDAQ NATIONAL MARKET

     NASDAQ has issued proposed amendments to the requirements for continued listing on the NMS, including a requirement that the trading value of the stock of each listed company not fall below the minimum trading value of $1.00 per share for any 30-day period. The market price of the Common Stock was below $1.00 an aggregate of 59 days during 1996, with the longest consecutive period being 24 days. As of July 17, 1997, the closing per share price of the Common Stock on the NMS was $1.25 per share, as compared to $1.78125 per share on March 17, 1997. In addition, it is possible that the market price of the Common Stock could be further adversely affected as a result of anticipated dispositions of Common Stock by Rall-Folks, RDG and NTDT or sales of other shares of Common Stock which the Company has an obligation to register under the Securities Act. If the market price of the Common Stock were to decrease further and the new stricter requirements for continued testing on the NMS take effect, no assurance can be given that the Company will be able to continue to list the Common Stock on the NMS. See "Risk Factors -- Proposed Acquisition of Certain Checkers Notes" and "Risk Factors -- Shares Eligible for Future Issuance and Sale."

CONTROL BY PRINCIPAL STOCKHOLDER

     CKE Restaurants, Inc. ("CKE") holds 12,754,850 shares of Common Stock (approximately 18.2% of the outstanding shares). In addition, CKE has the right to acquire an additional 7,350,428 shares upon exercise of currently exercisable warrants. CKE would hold approximately 25.9% of the outstanding shares after giving effect to the exercise of the warrants. No other stockholder of the Company owns 5% or more of the Company's outstanding Common Stock. Consequently, CKE may be deemed to have the practical ability to have a significant influence on all matters put to a vote of the Company's stockholders. See
"Management -- Certain Relationships and Related Transactions" and "Principal Stockholders and Security Ownership of Management."

GOVERNMENT REGULATION

     The restaurant business is subject to extensive federal, state and local government regulations relating to the development and operations of fast food restaurants, including regulations relating to building, parking, ingress and egress and zoning requirements and the preparation and sale of food and laws that govern the Company's relationship with their respective employees, such as minimum wage requirements, overtime and working conditions and citizenship requirements. The failure to obtain or retain food licenses or substantial increases in the minimum wage could adversely affect operations. The Company is also subject to federal regulation and certain state laws which regulate the offer and sale of franchises to their respective franchisees.

                            HISTORICAL AND PRO FORMA
                      SELECTED CONSOLIDATED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated Statement of Operations data presented for each of the fiscal years in the three-year period ended December 30, 1996 and the Balance Sheet data as of December 30, 1996 and January 1, 1996 were derived from, and should be read in conjunction with, the audited financial statements and related notes of Checkers Drive-In Restaurants, Inc. and subsidiaries included elsewhere herein. The Statement of Operations data for the years ended December 31, 1993 and December 31, 1992 and the Balance Sheet data as of January 2, 1995, December 31, 1993 and December 31, 1992 were derived from audited financial statements not included herein. The selected consolidated financial data presented below as of and for the periods ended June 17, 1996 and June 16, 1997 is derived from unaudited consolidated financial statements; however, in the opinion of the Company, all adjustments, consisting of normal recurring adjustments, necessary for the presentation of the Company's financial position and results of operations for such periods have been included. Operating results for the quarter ended June 16, 1997 are not necessarily indicative of the results that may be expected for future periods, including the entire year ended December 29, 1997.

     The Company declared a three-for-two stock split, a two-for-one stock split and a three-for-two stock split payable in the form of stock dividends effective February 20, 1992, September 3, 1992, and June 30, 1993, respectively. All share and per share information has been retroactively restated to reflect the splits. In 1993, the Company completed a number of acquisitions, five of which (for a total of 20 Restaurants) were accounted for as poolings of interests. The information provided below has been restated to reflect the retroactive combination of the entities involved in the acquisitions accounted for as poolings of interests and to provide pro forma income taxes for all S Corporations involved.

     As of January 1, 1994, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will generally end on the Monday closest to December 31st. Each quarter consists of three 4-week periods, with the exception of the fourth quarter which consists of four 4-week periods.

                                                          YEAR ENDED                        TWO QUARTERS ENDED
                                     ----------------------------------------------------   -------------------
                                     DEC. 30,   JAN. 1,    JAN. 2,    DEC. 31,   DEC. 31,   JUNE 16,   JUNE 17,
                                       1996       1996       1995       1993       1992       1997       1996
                                     --------   --------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Operating Revenue..............  $164,960   $190,305   $215,115   $184,027   $102,137   $ 67,870   $ 77,073
Restaurant Operating Costs.........   156,548    167,836    173,087    124,384     63,774     61,370     67,825
Cost of Modular Restaurant Package
  Revenues.........................     1,704      4,854     10,485     20,208     11,899        289        998
Other Depreciation and
  Amortization.....................     4,326      4,044      2,796      1,325        511      1,029      1,667
General and Administrative
  Expense..........................    20,190     24,215     21,875     14,048      7,988      6,899      7,297
Accounting Charges and Loss
  Provisions.......................    24,405     26,572     14,771         --         --         --         --
Interest Expense...................     6,233      5,724      3,564        556        706      5,174      2,605
Interest Income....................       678        674        326        273      1,266        181        495
Minority Interests in Income
  (Loss)...........................    (1,509)      (192)       185        342        400        (60)        66
Income from Continuing Operations
  (Pretax).........................  $(46,258)  $(42,074)  $(11,324)  $ 23,437   $ 18,125   $ (6,650)  $ (2,890)
Income from Continuing Operations
  (Pretax) per Common Share........  $  (0.89)  $  (0.83)  $  (0.23)  $0.49....  $   0.40   $  (0.11)  $  (0.06)
Total Assets.......................  $136,110   $166,819   $196,770   $179,950   $101,526   $124,914   $160,673
Long-Term Obligations and
  Redeemable Preferred Stock.......  $ 39,906   $ 38,090   $ 38,341   $ 36,572   $  4,162   $ 40,494   $ 32,289
Cash Dividends Declared per Common
  Share............................  $     --   $     --   $     --   $     --   $     --   $     --   $     --

PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following Pro Forma Consolidated Financial Data sets forth certain unaudited pro forma financial information giving effect to the purchase of the Notes. See "Risk Factors -- Proposed Acquisition of Certain Checkers Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The pro forma financial information is based on, and should be read in conjunction with, the historical consolidated financial statements of the Company and the notes related thereto beginning on page F-1 of this Prospectus. The pro forma financial information gives effect to the issuance of 3,712,987 shares of Common Stock in connection with the purchase of the Rall-Folks Notes and the RDG Note and the conversion of the New NTDT Note, based upon the per share price of the Common Stock of $1.219, assuming each closing had occurred on June 16, 1997.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                  PRO FORMA ADJUSTMENTS
                                          ----------------------------------------------------------------------
                                          HISTORICAL AT
                                          JUNE 16, 1997       RDG       RALL-FOLKS       NTDT        PRO-FORMA
                                          -------------   -----------   -----------   -----------   ------------
                                                     ASSETS
Current Assets:
  Cash and Cash Equivalents.............  $  3,912,122                                              $  3,912,122
  Receivables...........................     2,651,696                                                 2,651,696
  Other Current Assets..................    10,105,890                                                10,105,890
                                          ------------                                              ------------
         Total Current Assets...........    16,669,708                                                16,669,708
                                          ------------                                              ------------
  Property and Equipment................    93,803,952                                                93,803,952
  Net Intangibles.......................    11,885,777                                                11,885,777
  Other Noncurrent Assets...............     2,554,237                                                 2,554,237
                                          ------------                                              ------------
                                          $124,913,674                                              $124,913,674
                                          ============                                              ============

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current Installments of Long-Term
    Debt(1).............................     8,220,502(1)  (1,693,225)   (1,687,627)   (1,121,894)     3,717,756
  Other Current Liabilities.............    24,645,035         (6,208)       (8,877)       (8,299)    24,621,651
                                          ------------                                              ------------
         Total Current Liabilities......    32,865,537                                                28,339,407
                                          ============                                              ============
  Long-Term Debt, Less Current
    Installments........................    30,494,456                                                30,494,456
  Other Non-Current Liabilities.........     8,445,315                                                 8,445,315
                                          ------------                                              ------------
         Total Liabilities..............    71,805,308                                                67,279,178
                                          ============                                              ============
Stockholders' Equity
  Preferred Stock.......................            88                                                        88
  Common Stock..........................        60,750(2)       1,394         1,392           927         64,463
  Additional Paid-in Capital............   109,748,424(1)   1,698,039     1,695,112     1,129,266    114,270,841
  Warrants..............................     9,463,132                                                 9,463,132
  Retained (Deficit) Earnings...........   (65,764,028)                                              (65,764,028)
                                          ------------                                              ------------
                                            53,508,366                                                58,034,496
  Less Treasury Stock, at Cost..........       400,000                                                   400,000
                                          ------------                                              ------------
         Net Stockholders' Equity.......    53,108,366                                                57,634,496
                                          ------------                                              ------------
                                          $124,913,674                                              $124,913,674
                                          ============                                              ============

---------------

(1) Assumes all shares to be issued pursuant to the purchase agreements with Rall-Folks, RDG and NTDT (the "Agreements"), including shares issued on conversion of the New NTDT Note, are issued on June 16, 1997 at the current market value of $1.219 and based upon actual principal and accrued interest balances as of June 16, 1997. Shares that may be issued pursuant to the price protection provisions of the Agreements are not reflected above.
(2) Total shares assumed issued to RDG, Rall-Folks and NTDT are 1,394,121, 1,391,718 and 927,148 respectively.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE TWO QUARTERS ENDED JUNE 16, 1997

                                                             PRO FORMA ADJUSTMENTS
                                         -------------------------------------------------------------
                                         HISTORICAL        RDG      RALL-FOLKS    NTDT      PRO-FORMA
                                         -----------    ---------   ----------   -------   -----------
Revenues:
  Net Restaurant sales.................   64,201,101                                        64,201,101
  Franchise revenues and fees..........    3,325,352                                         3,325,352
  Modular restaurant packages..........      343,670                                           343,670
                                         -----------    ---------   ---------    -------   -----------
          Total revenues...............   67,870,123                                        67,870,123
Costs and expenses:
  Costs of sales and other restaurant
     expenses..........................   61,369,856                                        61,369,856
  Cost of modular restaurant package
     revenues..........................      288,711                                           288,711
  Other depreciation and
     amortization......................    1,028,769                                         1,028,769
  General and administrative
     expenses..........................    6,899,740                                         6,899,740
                                         -----------    ---------   ---------    -------   -----------
          Total costs and expenses.....   69,587,076                                        69,587,076
                                         -----------    ---------   ---------    -------   -----------
     Operating income (loss)...........   (1,716,953)                                       (1,716,953)
Other income (expense)
  Interest income......................      181,063                                           181,063
  Interest expense.....................   (5,174,410)(1)    69,069    103,528     91,129    (4,910,684)
                                         -----------    ---------   ---------    -------   -----------
     Loss before minority interest, and
       income tax expense (benefit)....   (6,710,300)                                       (6,466,574)
     Minority interests in (losses)
       earnings........................      (59,885)                                          (59,885)
                                         -----------    ---------   ---------    -------   -----------
     Loss before income tax expense
       (benefit).......................   (6,650,415)                                       (6,386,689)
     Income tax expense (benefit)......            0                                                 0
                                         -----------    ---------   ---------    -------   -----------
     Net loss..........................  ($6,650,415)                                      ($6,386,689)
                                         ===========    =========   =========    =======   ===========
     Net loss per common share.........  ($     0.11)                                      ($     0.10)
                                         ===========    =========   =========    =======   ===========
     Weighted average number of common
       shares outstanding..............   57,970,015(1) 1,394,121   1,391,718    927,148    61,683,002
                                         ===========    =========   =========    =======   ===========

---------------

(1) Assumes all shares to be issued pursuant to the Agreements are issued on December 31, 1996 at the current market value of $1.219 and based upon actual principal and accrued interest balances as of June 16, 1997.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 30, 1996

                                                           PRO FORMA ADJUSTMENTS
                                       --------------------------------------------------------------
                                        HISTORICAL       RDG      RALL-FOLKS    NTDT      PRO-FORMA
                                       ------------   ---------   ----------   -------   ------------
Revenues:
  Net Restaurant sales...............   155,392,311                                       155,392,311
  Franchise revenues and fees........     8,366,382                                         8,366,382
  Modular restaurant packages........     1,201,624                                         1,201,624
                                       ------------                                      ------------
          Total revenues.............   164,960,317                                       164,960,317
Costs and expenses:
  Costs of sales and other restaurant
     expenses........................   156,548,472                                       156,548,472
  Cost of modular restaurant package
     revenues........................     1,703,623                                         1,703,623
  Other depreciation and
     amortization....................     4,325,517                                         4,325,517
  General and administrative
     expenses........................    20,189,965                                        20,189,965
  Accounting charges and
     provisions......................    24,404,679                                        24,404,679
                                       ------------                                      ------------
          Total costs and expenses...   207,172,256                                       207,172,256
                                       ------------                                      ------------
          Operating income (loss)....   (42,211,939)                                      (42,211,939)
Other income (expense)
  Interest income....................       677,995                                           677,995
  Interest expense...................    (6,232,761)    145,523     202,914    108,526     (5,775,798)
                                       ------------                                      ------------
     Loss before minority interest,
       and income tax expense
       (benefit).....................   (47,766,705)                                      (47,309,742)
     Minority interests in (losses)
       earnings......................    (1,508,825)                                       (1,508,825)
                                       ------------                                      ------------
     Loss before income tax expense
       (benefit).....................   (46,257,880)                                      (45,800,917)
     Income tax expense (benefit)....       151,000                                           151,000
                                       ------------                                      ------------
     Net loss........................  $(46,408,880)                                     $(45,951,917)
                                       ============                                      ============
     Net loss per common share.......  $      (0.90)                                     $      (0.83)
                                       ============                                      ============
     Weighted average number of
       common shares outstanding.....    51,698,480   1,394,121   1,391,718    927,148     55,411,467
                                       ============   =========   =========    =======   ============

---------------

(1) Assumes all shares to be issued pursuant to the Agreements are issued on January 2, 1996 at the current market value of $1.219 and based upon actual principal and accrued interest balances as of June 16, 1997.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company commenced operations on August 1, 1987 to operate and franchise Checkers double drive-thru restaurants. As of June 16, 1997, the Company had an ownership interest in 233 Company-operated restaurants and an additional 247 restaurants were operated by franchisees. The Company's ownership interest in the Company-operated restaurants is in one of two forms: (i) the Company owns 100% of the restaurant (as of June 16, 1997, there were 219 such restaurants); and (ii) the Company owns a 10.55% or 65.83% interest in a partnership which owns the Restaurant (a "Joint Venture Restaurant"). As of June 16, 1997, there were 14 such Joint Venture Restaurants. See "Business -- Restaurant
Operations -- Joint Venture Restaurants."

     The Company has begun to see the positive effects of aggressive programs implemented at the beginning of fiscal 1997 that are designed to improve food, paper and labor costs. These costs totalled 69.2% and 63.6% of net restaurant revenues in the first and second quarters of 1997 compared to 65.6%, 69.3%, 73.3% and 75.9% of net restaurant revenues in the first, second, third and fourth quarters of fiscal 1996. These improvements were achieved despite an 11.5% decrease in Company-owned same store sales in the second quarter of 1997 as compared to the second quarter of the prior year. Although the Company's operating margins for the first half of 1997 were better than the annualized margins for fiscal year 1996, the Company intends to continue to implement programs to further improve those margins.

     In the second quarter of fiscal 1997, the Company, along with its franchisees, experienced a net increase of three operating restaurants, compared to a net increase of six operating restaurants in the second quarter of fiscal 1996. Based on information obtained from the Company's franchisees, the Checkers franchise community expects to open approximately 30 new units in 1997. The Company does not currently expect significant further restaurant closures, choosing instead to focus on improving restaurant margins. The Company's franchisees as a whole continue to experience higher average per store sales than Company restaurants.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to total revenues of the listed items included in the Company's Consolidated Statements of Operations. Certain items are shown as a percentage of restaurant sales and Modular Restaurant Package ("MRP") revenue. The table also sets forth certain selected restaurant operating data.

                                                    FISCAL YEAR ENDED              TWO QUARTERS ENDED
                                          --------------------------------------   -------------------
                                          DECEMBER 30,   JANUARY 1,   JANUARY 2,   JUNE 16,   JUNE 17,
                                              1996          1996         1995        1997       1996
                                          ------------   ----------   ----------   --------   --------
                                                                                       (UNAUDITED)
Revenues:
  Net Restaurant Sales..................        94.2%         93.9%        90.6%       94.6%      93.8%
  Franchise Revenues and Fees...........         5.1%          4.5%         4.1%        4.9%       5.4%
  Modular Restaurant Packages...........         0.7%          1.6%         5.3%        0.5%       0.8%
                                            --------      --------     --------    --------   --------
          Total Revenues................       100.0%        100.0%       100.0%        100%       100%
                                            --------      --------     --------    --------   --------
Costs and Expenses:
  Restaurant Food and Paper Cost(1).....        35.2%         35.7%        35.5%       33.5%      34.1%
  Restaurant Labor Costs(1).............        36.9%         32.6%        30.2%       32.9%      34.8%
  Restaurant Occupancy Expense(1).......         8.3%          6.5%         5.0%        8.1%       7.8%
  Restaurant Depreciation and
     Amortization(1)....................         5.7%          6.0%         6.3%        6.0%       5.5%
  Advertising Expense(1)................         4.8%          4.5%         4.1%        5.0%       2.9%
  Other Restaurant Operating
     Expenses(1)........................         9.9%          8.7%         7.8%       10.0%       8.6%
  Cost of Modular Restaurant Package
     Revenues(2)........................       141.8%        162.1%        92.0%       84.0%     154.4%
  Other Depreciation and Amortization...         2.6%          2.1%         1.3%        1.5%       2.2%
  General and Administrative Expenses...        12.2%         12.7%        10.2%       10.2%       9.5%
                                                                                   --------   --------
  Impairment of Long-lived Assets.......         9.3%          9.9%         0.0%
  Losses on Assets to be Disposed of....         4.3%          1.7%         4.2%
  Loss Provisions.......................         1.2%          2.3%         2.6%
                                            --------      --------     --------
          Total Costs and Expenses......       125.6%        119.6%       103.7%
                                            ========      ========     ========    ========   ========
  Operating (Loss)......................       (25.6)%       (19.6)%       (3.7)%      (2.5)%     (0.9)%
                                                                                   --------   --------
Other Income (Expense):
  Interest Income.......................         0.4%          0.4%         0.2%        0.3%       0.6%
  Interest Expense......................        (3.8)%        (3.0)%       (1.7)%      (3.7)%     (3.3)%
Interest -- loan cost amortization......                                               (3.9)%     (0.1)%
Minority Interest in (Losses)
  Earnings..............................        (0.9)%        (0.1)%        0.1%       (0.1)%      0.1%
                                            --------      --------     --------    --------   --------
Loss Before Income Tax Expense
  (Benefit).............................       (28.0)%       (22.1)%       (5.3)%      (9.8)%     (3.7)%
Income Tax Expense (Benefit)............         0.1%         (4.7)%       (2.1)%       0.0%      (1.4)%
                                            --------      --------     --------    --------   --------
          Net Loss......................       (28.1)%       (17.5)%       (3.1)%      (9.8)%     (2.3)%
                                            ========      ========     ========    ========   ========
Operating Data:
  System Wide Restaurant Sales (in
     000's)
     Company Operated...................    $155,392      $178,744     $194,922    $ 64,201   $ 72,318
     Franchise..........................     172,566       190,151      180,977      81,259     89,297
                                            --------      --------     --------    --------   --------
          Total.........................    $327,958      $368,895     $375,899    $145,460   $161,615
                                            ========      ========     ========    ========   ========

                                             DECEMBER 30,    JANUARY 1,    JANUARY 2,    JUNE 16,    JUNE 17,
                                                 1996           1996          1995         1997        1996
                                             ------------    ----------    ----------    --------    --------
Average Annual Net Sales Per Restaurant Open
  for a Full Year (in 000's)(3):
  Company Operated..........................     $651           $721          $815         $619        $620
  Franchised................................      755            814           840          762         769
                                               ------        ----------    ----------    --------    --------
  System Wide...............................     $699           $765          $827         $690        $719
                                               ------        ----------    ----------    --------    --------
Number of Restaurants(4)
  Company Operated..........................      232            242           261          233         243
  Franchised................................      246            257           235          247         264
                                               ------        ----------    ----------    --------    --------
          Total.............................      478            499           496          480         507
                                             ==========      =======       =======       ======      ======

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(1) As a percent of net restaurant sales.
(2) As a percent of Modular Restaurant Package revenues.
(3) Includes sales for restaurants open for entire trailing 13 periods, and stores expected to be closed in the following year.
(4) Number of restaurants open at end of period.

  Comparison of Historical Results -- Fiscal Years 1996 and 1995

     Revenues. Total revenues decreased 13.3% to $165.0 million in 1996 compared to $190.3 million in 1995. Company-operated net restaurant sales decreased 13.1% to $155.4 million in 1996 from $178.7 million in 1995. The decrease resulted partially from a net reduction of ten Company-operated restaurants since January 1, 1996. Comparable Company-operated restaurant sales for the year ended December 30, 1996 decreased 9.7% as compared to the year ended January 1, 1996, which includes those restaurants open at least 13 periods. These decreases in net restaurant sales and comparable restaurant sales is primarily attributable to continuing sales pressure from competitor discounting, severe weather in January and February of 1996 and the inability of the Company to effect a competitive advertising campaign during fiscal 1996. See "Risk Factors -- Competitive Environment" and "Business -- Competition."

     Royalties decreased 2.2% to $7.4 million in 1996 from $7.6 million in 1995 due primarily to a net reduction of 11 franchised restaurants since January 1, 1996. Comparable franchised restaurant sales for restaurants open at least 12 months for the year ended December 30, 1996 decreased approximately 7.2% as compared to the year ended January 1, 1996. The Company believes that the decline in sales experienced by franchisees can be attributed primarily to the same factors noted above, but that these factors may have been mitigated to some extent by the location in many instances of franchise restaurants in less competitive markets. In addition, the Company believes that the franchisees have been able to maintain average net restaurant sales above those of Company-owned restaurants as a result of franchisees conducting local restaurant marketing campaigns targeted at the specific demographics of the population constituting the primary customers of each restaurant.

     Franchise fees decreased 3.2% to approximately $930,000 in 1996 from approximately $961,000 in 1995. An actual decrease of $421,000 as a direct result of fewer franchised restaurants opened as well as certain discounting of fees on non-standard restaurant openings, offset by the effect of recording $390,000 of revenue from terminations of Area Development Agreements during the year ended December 30, 1996, generated the net decrease of $31,000. The Company recognizes franchise fees as revenues when the Company has substantially completed its obligations under the franchise agreement, usually at the opening of the franchised restaurant.

     MRP revenues decreased 59.9% to $1.2 million in 1996 compared to $3.0 million in 1995 due to decreased sales volume of MRPs to the Company's franchisees which is a result of a slow down in franchisee restaurant opening activity. Also, the Company made a concerted effort to refurbish and sell its inventory of used MRPs from closed sites. Because of the number of used MRPs available, the Company has typically sold them for a price which approximates book value. The sales price is primarily dependent upon demand and therefore may change as demand increases or supply decreases. However, these sales have negatively impacted the new MRP revenues. Revenues from the sale of new MRPs are recognized on the percentage of completion method during the construction process; therefore, a substantial portion of MRP revenues are recognized prior to the opening of a restaurant. See "Business -- Litigation."

     Costs and expenses. Restaurant food ($49.5 million) and paper ($5.2 million) costs totalled $54.7 million or 34.2% of gross restaurant sales for 1996, compared to $63.7 million ($57.6 million food costs; $6.1 million, paper costs) or 34.7% of gross restaurant sales for 1995. The decrease in food and paper costs as a percentage of gross restaurant sales was due primarily to decreases in beef costs and paper costs experienced by the Company during fiscal 1996, partially offset by various promotional discounts in the final two quarters of 1996.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes, totalled $57.3 million or 35.9% of gross restaurant sales for 1996, compared to $58.2 million or 31.8% of gross restaurant sales for 1995. The increase in restaurant labor costs as a percentage of gross restaurant sales was due primarily to the decline in average gross restaurant sales relative to the semi-variable nature of these costs; a high level of turnover in the regional management positions, which caused inconsistencies in the management of labor costs in the restaurants; increase in labor costs resulting from the L.A. Mex dual brand test which the Company and various franchise restaurants conducted in 1996; and an increase in the federal minimum wage rate. The decrease in actual expense was caused by a reduction in the variable portion of labor expenses as sales declined.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totalled $12.9 million or 8.1% of gross restaurant sales for 1996, compared to $11.6 million or 6.3% of gross restaurant sales for 1995. This increase in restaurant occupancy costs as a percentage of gross restaurant sales was due primarily to the decline in average gross restaurant sales relative to the fixed nature of these expenses and also higher average occupancy costs resulting from the acquisition of interests in 12 restaurants in Chicago, Illinois.

     Restaurant depreciation and amortization decreased 16.9% to $8.8 million for 1996, from $10.6 million for 1995, due primarily to late 1995 and 1996 impairments recorded under Statement of Financial Accounting Standards No. 121 which was adopted as of January 1, 1996.

     Advertising decreased to $7.4 million or 4.6% of restaurant sales for 1996 which did not materially differ from the $8.1 million or 4.4% of restaurant sales spent for advertising in 1995.

     Other restaurant expenses includes all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other costs which includes utilities, maintenance and other costs. These expenses totalled $15.3 million or 9.6% of gross restaurant sales for 1996 compared to $15.6 million or 8.5% of gross restaurant sales for 1995. The increase for 1996 as a percentage of gross restaurant sales, was primarily related to the decline in average gross restaurant sales relative to the fixed and semi-variable nature of many expenses.

     Costs of MRP revenues totalled $1.7 million or 141.8% of MRP revenues for 1996, compared to $4.9 million or 162.1% of such revenues for 1995. The decrease in these expenses as a percentage of MRP revenues was attributable to a third quarter 1995 accounting charge of $500,000 to write-down excess work in process buildup and a reduction in direct and indirect labor in early 1996.

     Selling, general and administrative expenses decreased to $20.2 million or 12.2% of total revenues in 1996 from $24.2 million or 12.7% of total revenues in 1995. The decrease in these expenses was primarily attributable to a decrease in corporate overhead costs as a result of the Company's restructuring during 1995 and early 1996.

     Accounting Charges and Loss Provisions. The Company recorded accounting charges and loss provisions of $16.8 million during the third quarter of 1996, $1.2 million of which consisted of various selling, general and administrative expenses including refinancing costs of $850,000 to expense capitalized costs incurred in connection with the Company's previous lending arrangements with its bank group. Provisions totalling $14.2 million to close 27 restaurants, relocate 22 of them, settle 16 leases on real property underlying these stores and sell land underlying the other 11 restaurants, and impairment charges related to an additional 28 under-performing restaurants were recorded. A loss provision of $500,000 was also recorded to reserve for obsolescence in Champion's finished buildings inventory.

     Additional accounting charges and loss provisions of $11.1 million were recorded during the fourth quarter of 1996, $1.5 million of which consisted of various selling, general and administrative expenses (including severance, employee relocations, bad debt provisions and other charges). Provisions totalling $6.4 million including $1.4 million for additional losses on assets to be disposed of, $4.6 million for impairment charges related to 9 under-performing restaurants received by the Company through a July 1996 franchisee bankruptcy action and $400,000 for other impairment charges were also recorded. Additionally, in the fourth quarter of 1996, a $1.1 million provision for loss on the disposal of the L.A. Mex product line, workers compensation accruals of $1.1 million (included in restaurant labor costs), adjustments to goodwill of approximately $510,000 (included in other depreciation and amortization) and approximately a $450,000 charge for the assumption of minority interests in losses on joint-venture operations as a result of the receipt by the Company of certain assets from the bankruptcy of a franchisee.

     Third quarter 1995 accounting charges and loss provisions of $8.8 million consisted of $2.8 million in various selling, general and administrative expenses (write-off of receivables, accruals for recruiting fees, relocation costs, severance pay, reserves for legal settlements and the accrual of legal fees); $3.2 million to provide for restaurant relocation costs, write-downs and abandoned site costs; $344,000 to expense refinancing costs; $645,000 to provide for inventory obsolescence; $1.5 million for workers compensation exposure included in restaurant labor costs and $260,000 in other charges, net, including the $500,000 write-down of excess inventory and a minority interest adjustment.

     Fourth quarter 1995 accounting charges included $3.0 million for warrants to be issued in settlement of litigation and to accrue approximately $800,000 for legal fees in connection with the settlement and continued defense of various litigation matters. See "Business -- Litigation." Additionally, during the fourth quarter of 1995, the Company early adopted Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS 121") which requires a write-down of certain intangibles and property related to under performing sites. The effect of adopting SFAS 121 was a total charge to earnings for 1995 of $18.9 million, consisting of a $5.9 million write-down of goodwill and a $13.1 million write-down of property and equipment.

     Interest expense. Interest expense increased to $6.2 million or 3.8% of total revenues in 1996 from $5.7 million or 3.0% of total revenues in 1995. This increase was due to the Company's 1996 debt restructuring and related amortization of deferred loan costs.

     Income tax expense (benefit). Due to the loss for 1996, the Company recorded an income tax benefit of $18.0 million or 38.9% of the loss before income taxes and recorded a deferred income tax valuation allowance of $18.1 million, resulting in a net tax expense of $151,000 for 1996, as compared to an income tax benefit of $16.5 million or 39.1% of earnings before income taxes and recorded a deferred income tax valuation allowance of $7.6 million resulting in a net tax benefit of $8.9 million for 1995. The effective tax rates differ from the expected federal tax rate of 35.0% due primarily to state income taxes.

     Net loss. Earnings were significantly impacted by the loss provisions and the write-downs associated with SFAS 121 in 1996 and in 1995. Net loss before tax and the provisions (provisions totalled $27.9 million in 1996 and $31.6 million in 1995) was $18.4 million or $.36 per share for 1996 and $10.5 million or $.21 per share for 1995, which resulted primarily from a decrease in the average net restaurant sales and margins, and a decrease in royalties and franchise fees, offset by a decrease in depreciation and amortization and selling, general and administrative expenses.

  Comparison of Historical Results -- Fiscal Years 1995 and 1994

     Revenues. Total revenues decreased 11.5% to $190.3 million in 1995 compared to $215.1 million in 1994. Company-operated restaurant sales decreased 8.3% to $178.7 million in 1995 from $194.9 million in 1994. The decrease resulted primarily from a net reduction of 19 Company-operated restaurants since

January 2, 1995, partially offset by a full year of operations for Company-operated restaurants opened in 1994. Comparable Company-operated restaurant sales for the year ended January 1, 1996, decreased 11.5% as compared to the year ended January 2, 1995. This includes those restaurants open at least 13 periods. The decrease in comparable restaurant sales is primarily attributable to increased sales pressure from competitor discounting and the severe weather in various parts of the United States.

     Royalties increased 10.0% to $7.6 million in 1995 from $6.9 million in 1994 due primarily to a 5.1% increase in franchised restaurant sales and a net addition of 22 franchised restaurants since January 2, 1995. Comparable franchised restaurant sales for restaurants open at least 12 months for the year ended January 1, 1996, decreased approximately 3.1% as compared to the year ended January 2, 1995. The Company believes that the decline in sales experienced by franchisees can be attributed primarily to the same factors noted above, but that these factors may have been mitigated to some extent by the location in many instances of franchise restaurants in less competitive markets. In addition, the Company believes that the franchisees have been able to maintain average net restaurant sales above those of Company-owned restaurants as a result of franchisees conducting local restaurant marketing campaigns targeted at the specific demographics of the population constituting the primary customers of each restaurant.

     Franchise fees decreased 48.8% to approximately $961,000 in 1995 from $1.9 million in 1994. This was a direct result of opening fewer franchised restaurants during the year ended January 1, 1996. The Company recognizes franchise fees as revenues when the Company has substantially completed its obligations under the franchise agreement, usually at the opening of the franchised restaurant.

     MRP revenues decreased 73.7% to $3.0 million in 1995 compared to $11.4 million in 1994 due to decreased sales volume of MRP's to the Company's franchisees which is a result of a slow down in franchisee restaurant opening activity. MRP revenues are recognized on the percentage of completion method during the construction process; therefore, a substantial portion of MRP revenues are recognized prior to the opening of a restaurant.

     Costs and expenses. Restaurant food ($57.6 million) and paper ($6.1 million) costs totalled $63.7 million or 34.7% of gross restaurant sales for 1995, compared to $69.2 million ($63.4 million, food costs; $5.8 million, paper costs) or 34.4% of gross restaurant sales for 1994.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes, totalled $58.2 million or 31.8% of gross restaurant sales for 1995, compared to $58.8 or 29.3% of gross restaurant sales for 1994. The increase in restaurant labor costs as a percentage of gross restaurant sales was due primarily to the decline in average gross restaurant sales relative to the fixed and semi-variable nature of these costs and a provision of $1.5 million for workers compensation exposure in the third quarter of 1995.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totalled $11.6 or 6.3% of gross restaurant sales for 1995, compared to $9.7 or 4.9% of gross restaurant sales for 1994. This increase in restaurant occupancy costs as a percentage of gross restaurant sales was due partially to the decline in average gross restaurant sales relative to the fixed and semi-variable nature of these expenses while the increase in the actual expense resulted from increases in utilities, property taxes and insurance.

     Restaurant depreciation and amortization decreased 13.7% to $10.6 million for 1995, from $12.3 for 1994, due primarily to the net reduction of 19 Company-operated restaurants since January 2, 1995.

     Advertising increased to $8.1 million or 4.4% of gross restaurant sales in 1995 from $7.9 million or 3.9% of gross restaurant sales 1994. The increase in this expense was due to increased expenditures for broadcast advertising.

     Other restaurant expenses includes all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other costs which includes utilities, maintenance and other costs. These expenses totalled $15.6 million or 8.5% of gross restaurant sales for 1995 compared to $15.1 or 7.5% of gross restaurant sales for 1994. The increase as a percentage of gross restaurant sales was primarily related to the decline in average gross restaurant sales relative to the fixed and semi-variable nature of many expenses.

     Cost of MRP's totalled $4.9 million or 162.1% of MRP revenues in 1995 compared to $10.5 million or 92.0% of such revenues in 1994. The increase in these expenses as a percentage of MRP revenues was attributable to the decline in the number of units produced relative to the fixed and semi-variable nature of many expenses. The total number of units declined in 1995, not only because of the decline in the number of units produced for franchisees, but also because the Company opened fewer restaurants in 1995 than 1994 and also used relocated Company units for certain 1995 restaurant openings. The Company also incurred costs associated with the reduction in volume.

     Selling, general and administrative expenses increased to $24.2 million or 12.7% of total revenues in 1995 from $21.9 million or 10.2% of total revenues in 1994. The increase in these expenses was primarily attributable to third quarter 1995 accounting charges of $3.6 million as discussed below, partially offset by a decrease in corporate overhead costs as a result of the Company's restructuring.

     Accounting Charges and Loss Provisions. The Company recorded accounting charges and loss provisions totalling $8.8 million during the quarter ended September 11, 1995. There was no comparable charge for the quarter ended September 12, 1994. These charges include a provision of $3.2 million for restaurant relocations and abandoned site costs. The provision for restaurant relocations and abandoned site costs consists of a $1.2 million charge to write down 21 relocated MRP's to net realizable value and a charge of $2.0 million to adjust existing reserves necessary to expense site improvements, settle leases and provide for other costs associated with the abandonment of under performing restaurant sites and to provide for the closure of four additional restaurants.

     Of the above provision totalling $3.2 million approximately $2.3 million represents accounting charges primarily for the write-off of site costs to originally open the restaurants and cash expenditures to be made to settle lease liabilities over the remaining lives (up to 14 years) of the underlying leases. These payments are expected to be funded out of operating cash flows.

     In addition to the provision of $3.2 million discussed above, the Company recorded charges of $3.6 million to: (i) write-off uncollectible receivables related primarily to the Champion division ($1.2 million); (ii) write down obsolete inventory and menu boards ($423,00); (iii) expense costs associated with the hiring of new employees, including recruiting fees and relocation costs ($429,000); (iv) provide for severance pay ($274,000); (v) write-off loan origination fees incurred in connection with the Company's credit facility, which has been substantially renegotiated ($344,000); (vi) dispose of a subsidiary which distributes promotional apparel ($263,000); (vii) reserve for the settlement of litigation arising in the ordinary course of business and accrue for legal fees ($700,000). These charges are included in selling, general and administrative expenses.

     Other third quarter accounting charges included a $1.5 million charge to reserve for future workers compensation claims exposure in connection with the Company's self-insured plan, which was included in other restaurant operating expenses; a $721,000 charge for the Champion division to write-off previously capitalized costs which are no longer expected to provide any future benefit and to write down obsolete equipment inventories, which was included in cost of MRP's; a $314,000 recovery of minority interests in losses which had been previously reserved by the Company, which was included in minority interests in earnings (losses); and a $101,000 charge to reserve for state income tax assessments, which was reflected in income tax expense (benefit).

     Fourth quarter 1995 accounting charges included $3.0 million for warrants to be issued in settlement of litigation (see "Business -- Litigation") and to accrue approximately $800,000 for legal fees in connection with the settlement and continued defense of various litigation matters. Additionally, during the fourth quarter of 1995, the Company early adopted SFAS 121 which requires a write-down of certain intangibles and property related to under performing sites. The effect of adopting SFAS 121 was a total charge to earnings for 1995 of $18.9 million, consisting of a $5.9 million write-down of goodwill and a $13.1 million write-down of property and equipment.

     Comparatively, in 1994 the Company recorded provisions totalling $4.5 million in the first quarter and $11.4 million in the fourth quarter of 1994. The first quarter $4.5 million provision included $1.8 million to provide for the write-off of site costs and the other costs to originally open restaurants and $1.7 million for lease liability settlements related to the 21 closed or underperforming restaurants. The fourth quarter 1994 provisions totalling $11.4 million included a $1.7 million charge to settle leases and expense site costs and $3.0 million in other costs to originally open restaurants for the 12 under performing restaurants to be relocated. These charges, along with the first quarter $4.5 million charge described above are combined, and the total $9.1 million was reflected in the Company's 1994 Consolidated Statement of Operations. A restructuring charge of $5.6 million was included in the fourth quarter 1994 provisions to provide for the Company's reorganization due to its inability to find sufficient capital on acceptable terms to maintain its growth rate and the resultant downsizing of staff and offices and the write-off of costs associated with sites which will not be developed and new restaurant openings which have been delayed. The charge consisted of severance costs, closed office expense and loss on sale of the Company plane totaling $680,000, and site costs and other costs to open previously anticipated new restaurants of $5.0 million. Other fourth quarter 1994 provisions included $850,000 for legal costs and an allowance for royalty receivables due from a franchisee involved in a bankruptcy, and $275,000 for settlement of real estate title claims, both of which were included in 1994 selling, general and administrative expenses. Of the 1994 provisions which total $15.9 million, approximately $11.0 million represents non-cash charges primarily for the write-off of site costs and other costs to originally open the restaurants. The remaining $4.9 million primarily represents cash expenditures to be made to settle lease liabilities over the remaining lives of the underlying leases.

     Interest expense. Interest expense increased to $5.7 million or 2.9% of total revenues in 1995 from $3.6 million or 1.6% of total revenues in 1994. This increase was due to the Company's 1995 debt issuances in connection with restaurant acquisitions and capitalized leases resulting from sale-leaseback transactions.

     Income tax expense (benefit). Due to the loss for the year ended January 1, 1996, the Company recorded an income tax benefit of $8.9 million or 21.0% of the loss before income taxes for the year ended January 1, 1996, as compared to income tax benefit of $4.6 million (after giving effect to pro forma income taxes for merged entities during their S Corporation status), or 40.4% of earnings before income taxes for the year ended January 2, 1995. The effective tax rates of 21.0% in 1995 and 40.4% in 1994 (after giving effect to pro forma income taxes for merged entities during their S corporation periods) differed from the expected federal tax rate of 35% primarily due to state income taxes, tax-free investment income, job tax credits and the implementation of SFAS 121 in 1995.

     Net Loss. Earnings were significantly impacted by the loss provisions which were recorded in 1995 and the write-downs associated with implementation of SFAS 121. Net loss before the provisions, which totalled $31.5 million, was $1.7 million or $.03 per share, which resulted primarily from a decrease in the average net restaurant sales and margins, a decrease in franchise fees, a decrease in MRP revenues and margins, increased advertising and interest expense offset by a significant decrease in selling, general and administrative expenses. The provisions net of tax benefit represent a charge of $26.7 million or $.53 per share, resulting in an overall net loss of $33.2 million or $.65 per share for the year ended January 1, 1996.

  Comparison of Historical Results -- Two Quarters ended June 16, 1997 and Two Quarters Ended June 17, 1996

     Revenues. Total revenues decreased 11.9% to $67.9 million for the two quarters ended June 16, 1997, compared to $77.1 million for the two quarters ended June 17, 1996. Company-operated net restaurant sales decreased 11.2% to $64.2 million for the two quarters ended June 16, 1997, from $72.3 million for the two quarters ended June 17, 1996. Net restaurant sales for comparable Company-owned restaurants for the two quarters ended June 16, 1997 decreased 10.1% compared to the two quarters ended June 17, 1996. Comparable Company-owned restaurants are those continuously open during both reporting periods. These decreases in net restaurant sales and comparable net restaurant sales are primarily attributable to a highly competitive environment in the first two quarters of 1997 and the Company's 1997 focus on cutting costs and developing a new advertising campaign for the remainder of 1997.

     Franchise revenues and fees decreased 19.1% to $3.3 million for the two quarters ended June 16, 1997, from $4.1 million for the two quarters ended June 17, 1996. This was a result of a net reduction of 17 franchised restaurants since June 17, 1996, and opening fewer franchised restaurants during the first two quarters of 1997 than in the first two quarters of 1996. The Company recognizes franchise fees as revenues when the Company has substantially completed its obligations under the franchise agreement, usually at the opening of the franchised restaurant.

     Revenues from the Champion Modular Restaurant division decreased 46.9% to $344,000 for the two quarters ended June 16, 1997, from $647,000 for the two quarters ended June 17, 1996. MRP revenues are recognized on the percentage of completion method during the construction process; therefore, a substantial portion of the MRP revenues and costs are recognized prior to the opening of a restaurant or shipment to a convenience store operator. The primary source of revenues for the Champion Modular Restaurant division in fiscal 1997 have been the construction of modular buildings for third parties, refurbishment of used MRP's for franchisees and the completion of construction of MRP's in process.

     Costs and expenses. Restaurant food and paper costs totalled $21.5 million or 33.5% of net restaurant sales for the two quarters ended June 16, 1997, compared to $24.7 million or 34.1% of net restaurant sales for the two quarters ended June 17, 1996. The actual decrease in food and paper costs was due primarily to the decrease in net restaurant sales, while the decrease in these costs as a percentage of net restaurant sales was due to new purchasing contracts negotiated in the first two quarters of 1997.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes, totalled $21.1 million or 32.9% of net restaurant sales for the two quarters ended June 16, 1997, compared to $25.2 million or 34.8% of net restaurant sales for the two quarters ended June 17, 1996. The decrease in restaurant labor costs as a percentage of net restaurant sales was due primarily to the new labor utilization programs implemented in the first quarter of 1997, partially offset by the increase in the federal minimum wage rate.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totalled $5.2 million or 8.1% of net restaurant sales for the two quarters ended June 16, 1997, compared to $5.7 million or 7.8% of net restaurant sales for the two quarters ended June 17, 1996. This increase in restaurant occupancy costs as a percentage of net restaurant sales was due primarily to the decline in average net restaurant sales relative to the fixed and semi-variable nature of these expenses and the acquisition of interests in 12 restaurants in the high cost Chicago market in the third quarter of 1996.

     Restaurant depreciation and amortization decreased 3.3% to $3.8 million for the two quarters ended June 16, 1997, from $4.0 million for the two quarters ended June 17, 1996, due primarily to fourth quarter 1996 impairments under the SFAS 121 and a net decrease of ten Company-operated restaurants from June 17, 1996, to June 16, 1997. However, as a percentage of net restaurant sales, these expenses increased to 6.0% for the quarter ended June 16, 1997 from 5.4% for the quarter ended June 17, 1997 because of the greater relative decline in sales.

     Advertising expenses increased to $3.2 million or 5.0% of net restaurant sales for the two quarters ended June 16, 1997, from $2 million or 2.9% of net restaurant sales for the two quarters ended June 17, 1996. The increase in this expense was due to decreased utilization of coupons in lieu of advertising dollars in 1997 and the first and second quarter 1996 capitalization of television commercial production costs relating to the L.A. Mex duel brand test, which costs were expensed later in 1996 when it was determined that the commercial would no longer be utilized.

     Other restaurant expenses includes all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other occupancy costs which include utilities, maintenance and other costs. These expenses totalled $6.4 million or 10.0% of net restaurant sales for the two quarters ended June 16, 1997, compared to $6.2 million or 8.6% of net restaurant sales for the two quarters ended June 17, 1996. The increase in the two quarters ended June 16, 1997, as a percentage of net restaurant sales was primarily related to the decline in average net restaurant sales relative the fixed and semi-variable nature of these expenses. The increase in the actual expense by 3.1% was primarily due to certain one-time credits recorded in the first quarter of 1996.

     Costs of MRP revenues totalled $289,000 or 84.0% of MRP revenues for the two quarters ended June 16, 1997, compared to $998,000 or 154.4% of such revenues for the two quarters ended June 16, 1996. The decrease in these expenses as a percentage of MRP revenues was attributable to the elimination of various excess fixed costs in the first quarter of 1997.

     General and administrative were $6.9 million or 10.2% of total revenues, for the two quarters ended June 16, 1997, compared to $7.3 million or 9.5% of total revenues for the two quarters ended June 17, 1996. The actual decrease in normal recurring general and administrative expenses of $747,000 was mostly attributable to a reduction in corporate staffing early in 1997. This reduction was partially offset by $350,000 of costs incurred as a result of terminated merger negotiations with Rally's Hamburgers, Inc., resulting in a reported decrease of $397,000.

     Interest expense. Interest expense was $2.5 million or 3.7% of total revenues for the two quarters ended June 16, 1997, and $2.5 million or 3.3% of total revenues for the two quarters ended June 17, 1996. This consistency was due to a reduction in the weighted average balance of debt outstanding during the respective periods, partially offset by an increase in the Company's effective interest rates since the second quarter of 1996.

     Income tax benefit. Due to the loss for the two quarters ended June 16, 1997, the Company recorded an income tax benefit of $2.5 million or 38.0% of the loss before income taxes which was completely offset by a deferred income tax valuation allowance of $2.5 million for the two quarters ended June 16, 1997, as compared to an income tax benefit of $1.1 million or 38.0% of earnings before income taxes for the two quarters ended June 17, 1996. The effective tax rates differ from the expected federal tax rate of 35.0% due to state income taxes and job tax credits.

     Net loss. The net loss for the two quarters was $6.7 million or $.11 per share. This net loss was significantly impacted by the expensing of $2.7 million in deferred loan costs and $350,000 in terminated merger costs in the two quarters ended June 16, 1997. Net loss before tax, deferred loan cost amortization and terminated merger costs was $3.6 million or $.06 per share for the two quarters ended June 16, 1997, and $1.5 million or $.03 per share for the two quarters ended June 17, 1996. This increased net loss was primarily attributable to lower levels of net restaurant sales and a decrease in royalties and franchise fees, partially offset by an increase in average net margins and a decline in general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

     Bank Financing. On July 29, 1996, the debt under the Company's prior bank loan agreement (the "Loan Agreement") and credit line (the "Credit Line") was acquired by an investor group of lenders led by an affiliate of DDJ Capital Management LLC (collectively, "DDJ"). On November 14, 1996, the debt under the Loan Agreement and Credit Line was acquired from DDJ by a group of entities and individuals, most of whom are engaged in the fast food restaurant business. This investor group (the "CKE Group") was led by CKE, the parent of Carl Karcher Enterprises, Inc., Casa Bonita, Inc. and Summit Family Restaurants, Inc., and a principal stockholder of Rally's Hamburgers, Inc. ("Rally's"). Also participating were certain members of the DDJ Group, as well as KCC Delaware Company, a wholly-owned subsidiary of GIANT GROUP, LTD., ("GIANT"), which is a principal stockholder of Rally's.

     On November 22, 1996, the Company and the CKE Group executed the Restated Credit Agreement, thereby completing a restructuring of the debt under the Loan Agreement and the Credit Line into a single obligation. At the time of the restructuring, the outstanding principal balance under the Loan Agreement and the Credit Line was $35.8 million. Pursuant to the terms of the Restated Credit Agreement, the term of the debt was extended by one year until July 31, 1999, and the interest rate on the indebtedness was reduced to a fixed rate of 13%. In addition, all principal payments were deferred until May 19, 1997, and the CKE Group agreed to eliminate certain financial covenants, to relax others and to eliminate approximately $6 million in restructuring fees and charges. Pursuant to the Restated Credit Agreement, certain members of the CKE Group agreed to provide to the Company a short-term revolving line of credit of up to $2.5 million, also at a fixed interest rate of 13% (the "Secondary Credit Line"). Pursuant to the Restated Credit Agreement, the Company is required to maintain minimum Consolidated EBITDA of $1.3 million for each of the three four-week periods ending September 8, 1997, $2 million for each of the four four-week periods ending December 29, 1997, and $2.75 million for each four-week period thereafter.

     In consideration for the restructuring, the Restated Credit Agreement required the Company to issue to the members of the CKE Group warrants to purchase an aggregate of 20 million shares of the Common Stock at an exercise price of $.75 per share, which was the approximate market price of the Common Stock prior to the announcement of the debt transfer. The Company agreed to register such shares under the Securities Act; however, it did not file the registration statement with respect to such shares by the required date, May 22, 1997 (the "Target Filing Date"). Therefore, the Company is obligated to pay the warrantholders an aggregate of approximately $2,000 per week until such registration statement is filed with the Commission. An additional late fee of $2,000 per week is payable because such registration statement was not declared effective by the required date, July 21, 1997. (the "Target Effective Date").

     Since November 22, 1996, the Company has reduced the principal balance under the Restated Credit Agreement by $9.2 million and has repaid the Secondary Credit Line in full. A portion of the funds utilized to make these principal reduction payments were obtained by the Company from the sale of certain closed restaurant sites to third parties. Additionally, the Company utilized $10.5 million of the proceeds from the private placement described below. Pursuant to the Restated Credit Agreement, the prepayments of principal made in 1996 and early in 1997 will relieve the Company of the requirement to make any of the regularly scheduled principal payments under the Restated Credit Agreement which would have otherwise become due in fiscal year 1997. The Restated Credit Agreement provides that 50% of any future asset sales must be utilized to prepay principal.

     Rall-Folks Notes and RDG Note. On August 3, 1995, the Company entered into the RDG Agreement with RDG pursuant to which the Company agreed to issue shares of its Common Stock in exchange for and in complete satisfaction of the RDG Note. The total amount of principal and accrued interest outstanding under the RDG Note was $1,499,364 as of July 17, 1997. The RDG Note is unsecured and fully subordinated to the Restated Credit Agreement. In partial consideration of the transfer of the RDG Note to the Company, the Company will deliver to RDG shares of Common Stock with a value equal to the sum of (i) the outstanding balance due under the RDG Note on the closing date and (ii) $10,000 (being the estimated legal expenses of RDG to be incurred in connection with the registration of the Common Stock). The Company will also issue to RDG a warrant to purchase 120,000 shares of Common Stock. See "The Transaction" and "The Agreement."

     On May 14, 1997, the Company entered into the Rall-Folks Agreement, an amendment and restatement of an August 2, 1995 Purchase Agreement which had previously been amended in October 1995, April 1996 and June 1996, pursuant to which the Company agreed to issue shares of the Common Stock in exchange for and in complete satisfaction of the Rall-Folks Notes. The Rall-Folks Notes are unsecured and fully subordinated to the Restated Credit Agreement. The Company is paying interest on the Rall-Folks Notes, at the prime rate, on a current basis. Rall-Folks received the Rall-Folks Notes from the Company in May 1994 as partial consideration for its sale to the Company of seven Rally's double drive through restaurants in the Atlanta, Georgia area. The Rall-Folks Notes were initially due on August 4, 1995. The term of the Rall-Folks Notes has been extended until the earlier of the closing of the Rall-Folks Agreement (which is to occur on or before December 15, 1997), or until 20 days after the termination of the Rall-Folks Agreement in accordance with its terms. The acquisition of the Rall-Folks Notes is contingent upon certain conditions, including approval of the Rall-Folks Agreement by the stockholders of Rall-Folks.

     Pursuant to the Rall-Folks Agreement, the Company is to deliver to Rall-Folks shares of its Common Stock (the "Rall-Folks Stock Payment") with a value equal to the then outstanding balance due under the Rall-Folks Notes (the "Rall-Folks Purchase Price"), $1,596,960 as of July 17, 1997. The number of shares to be issued will be determined by dividing the Rall-Folks Purchase Price by the average of the per share closing sale price of the Common Stock as reported on the NMS for the five full trading days ending on the third business day immediately preceding the closing date.

     The Company has guaranteed that if Rall-Folks sells all of the Common Stock constituting the Rall-Folks Stock Payment in a reasonably prompt manner (subject to certain limitations described under "Risk

Factors -- Shares Eligible for Future Sale"), Rall-Folks will receive net proceeds from the sale of such stock equal to the Rall-Folks Purchase Price. If Rall-Folks receives less than such amount, the Company has agreed to issue to Rall-Folks, at the option of Rall-Folks, either: (i) the number of additional shares of Common Stock (the "Second Rall-Folks Stock Payment") with an aggregate market value equal to the difference between the Rall-Folks Purchase Price and the net amount received by Rall-Folks from the sale of the Common Stock constituting the Stock Payment (such difference is hereinafter referred to as the "Rall-Folks Price Differential"); or (ii) a six-month promissory note with a principal amount equal to the Rall-Folks Price Differential, and providing for interest at 11% and subordination provisions identical to those contained in the Rall-Folks Notes. The number of shares of Common Stock constituting the Second Rall-Folks Stock Payment will be determined by dividing the Price Differential by the average of the per share closing sale price of the Common Stock as reported on the NMS for the three full trading days immediately preceding the date on which the Company issues instructions to its transfer agent to issue the shares of Common Stock constituting the Second Rall-Folks Stock Payment (such average closing price is hereinafter referred to as the "Resale Price" with respect to such shares).

     The Company has agreed that, if Rall-Folks elects to take additional shares of Common Stock, the Company will promptly prepare and file a registration statement (a "Resale Registration Statement") under federal and state securities laws for the resale of such shares by Rall-Folks. If the proceeds of such sales are not at least equal to the Rall-Folks Price Differential, the entire procedure as described above will be repeated until Rall-Folks has received net proceeds from the sale of Common Stock equal to the Rall-Folks Purchase Price. The Company has further agreed that, if it issues a note to Rall-Folks in payment of a Rall-Folks Price Differential, it will enter into an agreement with Rall-Folks substantially identical to the Rall-Folks Agreement pursuant to which the Company will agree to issue to Rall-Folks, following approval of such agreement by the stockholders of Rall-Folks and the satisfaction or waiver of all conditions precedent to such issuance, additional shares of Common Stock in payment of such note, which Common Stock will be registered by the Company in a registration statement prior to its issuance, provided that such registration is permitted under the rules of the Commission. The Company will pay all expenses of all registrations of Common Stock under the Rall-Folks Agreement, other than the expenses of counsel of Rall-Folks.

     The foregoing notwithstanding, the Company has the option at any time to deliver cash to Rall-Folks in lieu of a note or additional shares in order to pay any Rall-Folks Price Differential. Under the Rall-Folks Agreement, the Company may, at any time, require Rall-Folks, either to, at Rall-Folks' option,
(i) sell back to the Company all or any portion of the shares of Common Stock issued to Rall-Folks under the Rall-Folks Agreement at their Resale Price or
(ii) terminate any future price protection for shares of Common Stock retained by Rall-Folks.

     The Company is obligated to pay to Rall-Folks in cash an amount each quarter equal to 2.5% of the value of the Common Stock held by it on such date (such value being deemed to be the Rall-Folks Purchase Price less the net proceeds prior from the sale of Common Stock issued under the Rall-Folks Agreement). The Company was required to pay Rall-Folks $100,000 on the execution of the Rall-Folks Agreement and $100,000 per month commencing July 15, 1997 (which amounts reduced the outstanding principal amount of the Rall-Folks Notes) until the earlier of December 15, 1997 or the date the registration statement with respect to the Rall-Folks Agreement was declared effective. An aggregate of
$          was paid to Rall-Folks pursuant to such provision before such
registration statement was declared effective on                , 1997.

     NTDT Note. On April 11, 1996, the Company entered into a Note Repayment Agreement, as amended and restated in July 1997 (the "NTDT Agreement"). Pursuant to the original NTDT Agreement, the Company was to issue shares of Common Stock to NTDT in blocks of 200,000 shares each, valued at the closing price of the Common Stock on the day prior to the date they were delivered to NTDT, and the amount outstanding under the NTDT Note was to be reduced by the value of the stock so delivered to NTDT. Pursuant to the terms of the NTDT Agreement, as amended and restated, the term of the NTDT Note has been extended to the earlier of the closing of the NTDT Agreement or November 16, 1997, and the Company has agreed to purchase the NTDT Note for a purchase price (the "NTDT Purchase Price") equal to the outstanding principal amount of and accrued unpaid interest on the NTDT Note, payable in the form of the

New NTDT Notes. The New NTDT Notes will bear interest at the rate of 18% per annum and will be convertible into Common Stock, based on the average per share closing sale price of the Common Stock on the NMS for the three full trading days ending on the business day immediately preceding the date on which NTDT delivers a notice of conversion to the Company. The Company has the right to pay NTDT cash in lieu of issuing shares of Common Stock upon receipt of a notice of conversion. The total amount of principal outstanding and accrued unpaid interest under the NTDT Note was $1,031,380 as of July 17, 1997. The NTDT Note is, and the New NTDT Notes will be, fully subordinated to the Restated Credit Agreement and secured by the property acquired upon issuance of the NTDT Note.

     Under the NTDT Agreement, the Company has guaranteed that if NTDT sells all of the Common Stock issued upon conversion of the New NTDT Notes in a reasonably prompt manner (subject to limitations described under "Risk Factors -- Shares Eligible for Future Sale"), NTDT will receive net proceeds from such sale equal to the NTDT Purchase Price. If NTDT receives less than such amount, the Company will issue additional shares of Common Stock to NTDT until NTDT receives net proceeds equal to the NTDT Purchase Price. The Company is also required to register the sale of such additional shares of Common Stock by NTDT under federal and state securities laws. The Company has the right to deliver cash in lieu of additional shares of Common Stock.

     The acquisition of the NTDT Note is contingent upon certain conditions, including approval of the NTDT Agreement by the partners of NTDT. Pursuant to the NTDT Agreement, the NTDT Note is due no later than November 15, 1997; provided if the partners of NTDT fail to approve the NTDT Agreement within 30 days after the registration statement relating thereto is declared effective; the term of the NTDT Note is to be extended to December 31, 1998 and the interest rate is to be reduced to 12% per annum.

     The Company is required to pay NTDT in cash an amount each month equal to 18% per annum of the value of the shares of Common Stock issued upon conversion of the New NTDT Notes held by NTDT on such date (such value being deemed to be the applicable conversion price). The Company was required to pay NTDT $100,000 per month on the execution of the NTDT Agreement in July 1997 and on the 15th day of each month thereafter (which amounts reduced the outstanding principal amount of the NTDT Note) until the registration statement with respect to the
NTDT Agreement was declared effective. An aggregate of $          was paid to
NTDT pursuant to such provision before such registration statement was declared
effective on             , 1997.

     Private Placement. On February 21, 1997, the Company completed a private placement (the "Private Placement") of 8,771,929 shares of Common Stock and 87,719 shares of Preferred Stock. The Company received approximately $20 million in proceeds from the Private Placement. The Company used the Private Placement proceeds as follows: $8 million was utilized to reduce the principal balance due under the Restated Credit Agreement; $2.5 million was utilized to repay the Secondary Credit Line; $2.3 million was utilized to pay outstanding balances to various key food and paper distributors; and the remaining amount was used primarily to pay down outstanding balances due certain other vendors. The reduction of the debt under the Restated Credit Agreement and the Secondary Credit Line, both of which carry a 13% interest rate reduced the Company's interest expense by more than $1.3 million annually. The Private Placement purchase agreement required that the Company submit to its shareholders for vote at its 1997 Annual Meeting of Stockholders the conversion of the Preferred Stock into Common Stock. The Company's stockholders approved such conversion at the Annual Meeting of Stockholders held on August 6, 1997, and the Preferred Stock was automatically converted into 9,383,118 shares of Common Stock.

     Sales of Assets. In the fiscal year ended December 30, 1996, the Company raised approximately $1.8 million from the sale of various of its assets to third parties, including both personal and excess real property from closed or undeveloped restaurant locations. Under the terms of the Loan Agreement and the Restated Credit Agreement, approximately 50% of those sales proceeds were utilized to reduce outstanding principal. The Company also received $3.5 million in connection with the reduction of a note receivable which funds were generally used to supplement working capital. During the first two quarters of 1997, the Company sold eight parcels of excess real property and eight modular restaurant packages, resulting in net proceeds to the Company of $2.8 million. As of June 16, 1997, the Company owned or leased approximately 42 parcels of excess real property which it intends to continue to aggressively market to third parties, and had an inventory of approximately 28 used modular restaurant packages which it intends to continue to aggressively market to franchisees and third parties. There can be no assurance that the Company will be successful in disposing of these assets. Of the proceeds from the sale of such assets, 50% must be used to reduce the principal balance under the Restated Credit Agreement.

     Working Capital. The Company had negative working capital of $16.2 million at June 16, 1997 (determined by subtracting current liabilities from current assets). It is anticipated that the Company will continue to have negative working capital since approximately 86.7% of the Company's assets are long-term (property, equipment, and intangibles), and since all operating trade payables, accrued expenses, and property and equipment payables are current liabilities of the Company. The Company has not reported a profit for any quarter since September 1994.

     The Company currently does not have significant development plans for additional Company restaurants during 1997.

     The Company implemented aggressive programs at the beginning of fiscal year 1997 designed to improve food, paper and labor costs in the restaurants. These costs totalled 63.6% of net restaurant revenues in the second quarter of 1997, compared to 72.1% of net restaurant revenues in fiscal 1996 despite an 11.5% decrease in Company-owned same store sales in the second quarter of 1997 as compared to the second quarter of the prior year. The Company also reduced the corporate and regional staff by 32 employees in the beginning of fiscal year 1997. Overall, the Company believes fundamental steps have been taken to improve the Company's profitability, but there can be no assurance that it will be able to do so. Management believes that cash flows generated from operations and the Private Placement should allow the Company to meet its financial obligations and to pay operating expenses in fiscal year 1997. The Company must, however, also successfully consummate the purchase of the Notes as described above. If the Company is unable to consummate one or more of these transactions, and if the Company is thereafter unable to reach some other arrangements with Rall-Folks, RDG or NTDT, as the case may be, this will result in obligations to repay the Notes, and the Company may default under the terms of the Restated Credit Agreement.

     The Company's prior operating results are not necessarily indicative of future results. The Company's future operating results may be affected by a number of factors, including: uncertainties related to the general economy; competition; costs of food and labor; the Company's ability to obtain adequate capital and to continue to lease or buy successful sites and construct new restaurants; and the Company's ability to locate capable franchisees. The price of the Company's Common Stock can be affected by the all of these factors. Additionally, any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's Common Stock in a given period. See "Risk Factors -- Continued Listing on NASDAQ National Market."

     SFAS 121. The Company must examine its assets for potential impairment where circumstances indicate that such impairment may exist, in accordance with Generally Accepted Accounting Principles and the SFAS 121. As a retailer, the Company believes such examination requires the operations and store level economies of individual restaurants be evaluated for potential impairment. The Company recorded significant write-downs of its assets in the fourth quarter of fiscal year 1995 and during fiscal year 1996 pursuant to SFAS 121. No assurance can be given that even an overall return to profitability will preclude the write-down of assets associated with the operation of an individual restaurant or restaurants in the future.

                                THE TRANSACTION

PURCHASE OF THE RDG NOTE

     Pursuant to the RDG Agreement, the Company has agreed to acquire the RDG Note using shares of the Company's Common Stock. The aggregate amount of principal and interest due under the RDG Note as of July 17, 1997 was $1,499,364. The Company is paying interest on the RDG Note on a current basis at the rate of 12% per annum. RDG received the RDG Note from the Company in May 1994 as partial consideration for its sale to the Company of nine Rally's double drive through restaurants in the Miami, Florida area. The RDG Note is unsecured and fully subordinated to the Company's existing bank debt.

     The RDG Note was initially due on August 4, 1995. The term of the RDG Note has been extended until the earlier of the closing of the RDG Agreement (which is to occur on or before November 25, 1997), or until approximately one month after the termination of the RDG Agreement in accordance with its terms. The acquisition of the RDG Note is contingent upon certain conditions, including approval of the RDG Agreement by the stockholders of RDG. In the event the stockholders of RDG do not approve the transaction within 30 days after the effective date of the Registration Statement of which this Prospectus is a part, the term of the RDG Note is to be extended one year from the earlier of the date of the RDG stockholders' meeting and the date which is 30 days after the effectiveness of such Registration Statement.

     In partial consideration of the transfer of the RDG Note to the Company, the Company will deliver to RDG shares of Common Stock (the "RDG Stock Payment") with a value equal to the RDG Purchase Price, i.e., the sum of (i) the outstanding balance due under the RDG Note (principal and accrued interest) on the closing date and (ii) $10,000 (being the estimated legal expenses of RDG to be incurred in connection with the registration under the securities laws of the Common Stock to be issued hereunder). The number of shares to be issued will be equal to the amount determined by dividing the RDG Purchase Price by the average of the per share closing sale price of the Common Stock as reported on NMS for the ten full trading days ending on the third business day immediately preceding the closing date (such average closing price is hereinafter referred to as the "Average Closing Price").

     The Company has guaranteed that if RDG sells all of the Common Stock issued for the RDG Note in a reasonably prompt manner (subject to certain limitations described below), RDG will receive net proceeds from the sale of such stock equal to at least 80% of the RDG Purchase Price (such amount is hereinafter referred to as the "Guaranteed Purchase Price"). If RDG receives less than such amount, the Company will issue to RDG additional shares of Common Stock with a value equal to the difference between the Guaranteed Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the RDG Stock Payment (such difference is hereinafter referred to as the "Initial Price Differential"). The number of shares to be issued (the "Second RDG Stock Payment") will be equal to the amount determined by dividing the Initial Price Differential by the arithmetic average of the closing per share sale price of the Common Stock as reported on the NMS for the ten full trading days immediately preceding the date on which the Company issues instructions to its transfer agent to issue such additional shares (such average closing sale price being referred to hereinafter as the "Resale Price" with respect to such shares).

     The Company will promptly prepare and file a registration statement (a "Resale Registration Statement") under federal and state securities laws for the resale of the shares constituting the Second RDG Stock Payment. In the event that the aggregate net proceeds from the sale of such shares is less than the Initial Price Differential, the Company will issue to RDG additional shares of Common Stock with a value equal to the difference between the Guaranteed Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the RDG Stock Payment and the Second RDG Stock Payment (such difference is hereinafter referred to as the "Second Price Differential"), as provided above with respect to the Initial Price Differential. Subject to the same conditions and limitations as apply to the first Resale Registration Statement and RDG's sales of stock thereunder, the Company will promptly register such additional shares under a new Resale Registration Statement and RDG may sell the same. The Company and RDG will continue this process until such time as there is no Price Differential realized by RDG on the sale of any batch of Common Stock issued in payment of a Price Differential on a previous batch of Common Stock. The Company will pay all expenses of such registration, other than the expenses of counsel for RDG.

     The foregoing notwithstanding, the Company has the option at any time to deliver cash to RDG in lieu of additional shares in order to pay any Price Differential. In the event that RDG should receive net proceeds from the sale of all Common Stock issued hereunder in excess of the Guaranteed Purchase Price, or in the event that once RDG has received net proceeds equal to such amount it still holds shares delivered by the Company in connection with the payment of the Guaranteed Purchase Price, then RDG shall be liable to the Company for the excess net proceeds and the excess shares of Common Stock, and shall promptly pay the same over to the Company. Under the Agreement, the Company may, at any time, require RDG, at RDG's option, to sell back to the Company any shares of Common Stock issued to RDG under the Agreement at their Resale Price or terminate any future price protection for such shares. In such event, RDG would have the right to resell to the Company a portion of any such shares and to retain the remainder, which remaining shares would not have any future price protection; however, RDG would not be liable to the Company for any additional funds received upon the sale of such shares in excess of their Resale Price.

     As further consideration for the transfer of the RDG Note to the Company, the Company agreed to issue RDG a warrant (the "Warrant") for the purchase of 120,000 shares of Common Stock at a price equal to the average closing sale price of the Common Stock for the ten full trading days ending on the third business day immediately preceding the closing date (such price is referred to as the "Average Closing Price"). However, in the event that the average closing price of the Common Stock for the 90 day period after the closing date is less than the Average Closing Price, the purchase price for the Common Stock under the Warrant will be changed on the 91st day after the closing date to the average closing price for such 90 day period. The Warrant will be exercisable at any time within five years after the closing date.

     Upon the request of RDG (or, in the event that the Warrant is distributed to the stockholders of RDG upon the dissolution of RDG, upon the request of a majority in interest of the stockholders of RDG), at any time after June 1, 1996, and prior to the fifth anniversary of the closing date, the Company will promptly prepare and file a registration statement under which the shares of Common Stock to be issued upon the exercise of the Warrant will be registered (the "Warrant Share Registration Statement"). The Company will pay all expenses related to such registration, except that RDG (or the RDG stockholders) shall bear the expense of any fees of RDG's (or the stockholders') advisors, including legal counsel. The Warrant Share Registration Statement will be kept effective for a period of 10 days, during which time RDG (or the stockholders of RDG, in the event that the Warrant has been distributed by RDG) will have the opportunity to purchase Common Stock pursuant to the terms of the Warrant. Prior to such time, or thereafter, Common Stock may be purchased pursuant to the warrant in private, unregistered transactions, provided that an exemption from registration under the Securities Act is available.

     If, and only if, the Commission will not permit the registration of the shares of Common Stock to be issued upon the exercise of the Warrant, upon the request of RDG (or, in the event that the Warrant is distributed to the stockholders of RDG upon the dissolution of RDG, upon the request of a majority in interest of the stockholders of RDG), at any time after June 1, 1996, and prior to the fifth anniversary of the closing date, the Company will promptly prepare and file a registration statement (a "Warrant Share Resale Registration Statement") under which the Company shall register the shares of Common Stock issued prior to or at such time pursuant to the Warrant, subject to the Company's ability to delay filing under certain conditions set forth in the RDG Agreement. The Company will use its commercially reasonable best efforts to keep the Warrant Share Resale Registration Statement effective for 90 days, subject to the Company's ability to suspend (and later recontinue) sales under certain conditions set forth in the Agreement.

     The Company is obligated to pay to RDG in cash an amount each quarter equal to 2.5% of the value of the Common Stock held by it on such date (such value being deemed to be the RDG Purchase Price less the net proceeds previously received from the sale of Common Stock issued under the RDG Agreement). The Company was required to pay RDG $100,000 on the execution of the June 1997 amendment to the RDG Agreement and $100,000 per month commencing on July 15, 1997 (which amounts reduced the outstanding principal amount of the RDG Note) until the registration statement with respect to the RDG Agreement was
declared effective. An aggregate of $          was paid to RDG pursuant to such
provision before such registration statement was declared effective on
            , 1997.

     In order to promote an orderly distribution of the Common Stock to be issued to and sold by RDG (and certain other persons holding notes of the Company which the Company is repaying in shares of Common Stock (see "Risk Factors -- Shares Eligible for Future Sale")), the Company has imposed the following limits on the sales that may be made by RDG: (i) RDG may sell not more than 50,000 shares of Common Stock per week; and (ii) RDG may sell not more than 25,000 shares in any one day; provided that it may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock.

BACKGROUND OF AND REASONS FOR THE ACQUISITION OF THE RDG NOTES

     The Company. The RDG Note was issued in May 1994 in connection with the acquisition by the Company from RDG of nine Rally's double drive through restaurants in the Miami, Florida area and was initially due on August 4, 1995. The Company began negotiating with RDG in April 1995 for the repayment of the RDG Note and continued such negotiations until the RDG Agreement was executed on August 3, 1995. In order to preserve the Company's available working capital, the Company negotiated with RDG for a complete settlement of the RDG Note in shares of Common Stock. Pursuant to the RDG Agreement, the RDG Note was initially to be acquired by the Company in exchange for Common Stock on or before September 30, 1995. The RDG Agreement was amended in October 1995 to extend the closing date to May, 1996. In connection therewith, the Company agreed to pay to RDG $100,000 in cash on November 30, 1995 and $100,000 in cash on February 1, 1996, if the Company had not filed a registration statement covering the shares of Common Stock to be issued to RDG in the Transaction by November 30, 1995. The Company did not file a registration statement by such date, and it made the required payments to RDG. The consummation of the acquisition of the RDG Note was delayed due to the Company's negotiations with various investor groups during 1996 concerning the restructure of the Company's debt. The RDG Agreement was further amended in June 1997 to provide for the current terms described herein, including the new termination date of November 25, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

     RDG.  The following information has been provided by the management of RDG.

     It became apparent to RDG that the Company would not be able to pay the RDG
Note in full on the maturity date. Given the subordinated position of the RDG Note and the terms of the Company's senior indebtedness, the RDG Agreement appeared to RDG to be the best alternative for RDG to get paid over a short period of time, without further legal costs or management time invested.

DISSENTERS' RIGHTS; SOLICITATION OF PROXIES, CONSENTS OR AUTHORIZATIONS

     The following information has been provided by the management of RDG.

     The Board of Directors of RDG has called a meeting of the stockholders of RDG to consider the approval of the RDG Agreement and the Transaction. No proxies, consents or authorization will be solicited from any stockholder of RDG in connection with such meeting or approval. Stockholders of RDG will have to attend the meeting in person or by proxy in order to vote on the approval of the RDG Agreement and the Transaction. The affirmative vote of a majority of the outstanding shares of common stock of RDG will be necessary to approve the RDG Agreement and the Transaction. Any person appearing at the meeting as a proxy for a stockholder of RDG will be required to present a written proxy power meeting the requirements of Delaware law in order to vote such stockholder's shares at the meeting. RDG stockholders will have no dissenters' rights in connection with the Transaction.

ACCOUNTING TREATMENT

     The Company will account for the Transaction as a payment of the liabilities represented by the RDG Note, resulting in a reduction in the liabilities of the Company equal to the outstanding balance due under the RDG Note, and the sale of Common Stock for an amount equal to the RDG Purchase Price, resulting in an increase in stockholders' equity in an equal amount.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The receipt of the Common Stock issued in payment of the outstanding balance due under the RDG Note will be treated for federal income tax purposes as a repayment of the principal due under the RDG Note. Assuming that the tax basis of RDG in the RDG Note is equal to the outstanding principal balance due under the RDG Note, there will be no income tax consequences resulting from the issuance of Common Stock in payment of the principal balance due under the RDG Note. RDG's tax basis in the Common Stock constituting the RDG Stock Payment will be equal to the RDG Purchase Price.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of Common Stock received by RDG or the RDG stockholders may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Rule 145 limits the amount of Common Stock that such persons may sell during any three-month period and specifies certain other restrictions on resale. Pursuant to the terms of the RDG Agreement, the following limits have been imposed on the sales that may be made by RDG: (i) RDG may sell not more than 50,000 shares of Common Stock per week; and (ii) RDG may sell not more than 25,000 shares in any one day, provided that it may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock. See "The
Agreement -- Certain Covenants."

REGULATORY APPROVALS

     Neither the Company nor RDG is aware of any material federal or state regulatory approvals which must be obtained in connection with the purchase and sale of the RDG Note, other than the continued effectiveness of the Registration Statement under the Securities Act through the date of issuance of the shares of the Common Stock to RDG pursuant to the RDG Agreement.

                                 THE AGREEMENT

     The following is a brief summary of certain terms of the RDG Agreement, which is attached to this Prospectus as Appendix A and incorporated herein by this reference. The description of the terms of the RDG Agreement and the transactions contemplated therein are qualified in their entirety by reference to the RDG Agreement.

GENERAL

     The RDG Agreement provides that, following the satisfaction or waiver of the conditions to the purchase of the RDG Note, RDG will transfer the RDG Note to the Company in return for: (i) shares of Common Stock equal to the total amount of principal and interest then outstanding under the RDG Note; and (ii) the Warrant. See "The Transaction -- Purchase of the RDG Note."

CLOSING DATE AND EFFECTIVE TIME

     The RDG Agreement provides that, if all other conditions to the purchase have been satisfied or waived by all parties and the RDG Agreement has not been terminated according to its terms, the closing of the transfer of the RDG Note to the Company and the Common Stock to RDG will be held on the 21st day after the date of this Prospectus (the "Closing Date"). The RDG Agreement further provides that a meeting of the RDG stockholders will be called after notice is delivered to RDG of the effectiveness of the Registration Statement of which this Prospectus is a part.

REPRESENTATIONS AND WARRANTIES

     The RDG Agreement contains various representations and warranties of RDG relating to, among other things: (a) organization and good standing of RDG; (b) RDG's corporate authority; (c) corporate authorization and enforceability of the RDG Agreement; (d) title to the RDG Note; (e) litigation and disputes relating to the RDG Note or the transaction contemplated by the RDG Agreement; and (f) the accuracy of information relating to RDG supplied in connection with the Registration Statement.

     The RDG Agreement also contains various representations and warranties by the Company relating to, among other things: (a) its organization and good standing; (b) corporate authority; (c) corporate authorization and enforceability of the RDG Agreement; (d) the capital structure of the Company;
(e) required consents; and (f) the accuracy of information concerning the Company in the Registration Statement.

CERTAIN COVENANTS

     Pursuant to the RDG Agreement, RDG has agreed to, among other things: (a) refrain from any sale or pledge of the RDG Note or any other action inconsistent with its representations, warranties or obligations under the RDG Agreement; (b) extend the term of the RDG Note until the earlier of the Closing Date or 30 days after termination of the Agreement, provided however, that if the stockholders of RDG fail to approve the RDG Agreement and the Transaction within 30 days after the date of this Prospectus, the term of the RDG Note will be automatically extended for one year and one day after the earlier of (i) the date on which the stockholder meeting is held to vote on the approval of the RDG Agreement and (ii) 30 days after the date of this Prospectus; (c) furnish such information concerning RDG as is required to be set forth in the Registration Statement for the Common Stock or any other governmental filings; (d) call a meeting of its stockholders within 30 days after the date notice is delivered to RDG of the effectiveness of the Registration Statement for the purpose of obtaining approval of the RDG Agreement and the transactions described therein;
(e) either dissolve and wind up its affairs or otherwise distribute the shares of the Common Stock received under the RDG Agreement to its stockholders within one year after the Closing Date; and (f) comply with securities law requirements for all resales of the Common Stock. To insure that such sales will be made in an orderly manner, RDG has agreed that (i) it will not sell more than 50,000 shares of Common Stock per week and (ii) it will not sell more than 25,000 shares in any one day, provided that it may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock (on an "uptick"). RDG has further agreed that, upon the distribution of any of the Common Stock to any stockholder of RDG, it will cause such person to deliver an agreement to the Company which will contain the covenants set forth in subparagraph (f) above with a proportionate limitation on sales of Common Stock.

     The RDG Agreement also contains various covenants of the Company relating to, among other things: (a) registration of the shares of Common Stock to be issued for the RDG Note; (b) preparation of the Registration Statement; (c) issuance of additional notes and/or shares of Common Stock to RDG under certain circumstances to make up any differential between the Guaranteed Purchase Price and the net proceeds from the sale of the Common Stock received by RDG; and (d) refrain from any activity or transaction inconsistent with any of its representations, warranties and obligations under the RDG Agreement.

     Each of the Company and RDG have also agreed, among other things: to (a) maintain the confidentiality of all confidential information provided to it by the other party; (b) cooperate and consult with the other party in the preparation of the Registration Statement; and (c) use its best efforts to cause the transactions contemplated by the RDG Agreement to be consummated.

CONDITIONS

     The respective obligations of the Company and RDG to effect the purchase and sale of the RDG Note are subject to the following conditions, among others:
(a) no order, decree or injunction enjoining or prohibiting the transactions contemplated by the RDG Agreement shall be in effect; (b) the stockholders of RDG shall have approved the purchase and sale of the RDG Note pursuant to the terms of the RDG Agreement; (c) the Registration Statement shall not be subject to any stop order or any threatened stop order; and (d) the Closing Date shall be on or before the 21st day after the date of this Prospectus (collectively, the "Mutual Conditions").

     In addition, the obligations of the Company to consummate the purchase of the RDG Note are subject to the following conditions, among others: (a) all of the representations and warranties of RDG shall be true and correct in all material respects as of the Closing Date, as though made on the Closing Date (subject to certain limitations); and (b) RDG shall have performed in all material respects its obligations under the RDG Agreement (collectively, the "Company Conditions").

     The obligations of RDG to consummate the sale of the RDG Note are subject to the following additional conditions, among others: (a) all of the representations and warranties of the Company shall be true and correct in all material respects as of the Closing Date, as though made on the Closing Date (subject to certain limitations); (b) the Company shall have performed in all material respects its obligations under the RDG Agreement; and (c) there shall have been no material adverse change in the financial condition, results of operations, business or prospects of the Company and its subsidiaries, taken as a whole, since January 2, 1996 (collectively, the "RDG Conditions").

TERMINATION

     The RDG Agreement may be terminated at any time prior to the Closing Date:
(i) upon mutual written consent of the Boards of Directors of the Company and RDG, or their respective Presidents pursuant to duly delegated authority; (ii) by the Board of Directors of RDG if any RDG Condition or Mutual Condition is not satisfied or waived; (iii) by the Board of Directors of the Company if any of the Company Conditions or the Mutual Conditions is not satisfied or waived; (iv) by the Board of Directors of RDG if there is a breach of or failure by the Company to perform in any material respect any of the representations, warranties, commitments, covenants or conditions under the RDG Agreement, which breach or failure is not cured within five days after written notice thereof is given to the Company; (v) by the Board of Directors of the Company if there is breach of or failure by RDG to perform in any material respect any of the representations, warranties, commitments, covenants or conditions under the RDG Agreement, which breach or failure is not cured within five days after written notice thereof is given to RDG; or (vi) by the Board of Directors of either RDG or the Company at any time on or after November 25, 1997.

AMENDMENT AND WAIVER

     Subject to applicable law, (a) the RDG Agreement may be amended at any time by the Company and RDG, and (b) either party may extend the time for performance of the obligations of the other party to the RDG Agreement, waive any inaccuracies in the representations and warranties of the other party contained in the RDG Agreement, waive compliance with any agreements or conditions contained in the RDG Agreement, or waive or modify performance of any of the obligations of the other party under the RDG Agreement.

INDEMNIFICATION

     RDG and the Company have each agreed to indemnify the other for all claims, liabilities, obligations, losses, damages and expenses arising out of or attributable to: (a) the breach of any of its warranties or the inaccuracy of any of its representations contained in the RDG Agreement or otherwise made or given in writing in connection with the RDG Agreement; (b) any failure of it to perform or observe its respective covenants or conditions; or (c) claims arising out of or based upon material misstatements in or omissions from the Registration Statement insofar as such claims arise out of or are based upon written information provided by such party for inclusion in the Registration Statement. In addition, the Company has agreed to indemnify RDG for any failure by the Company to comply with the provisions of the Securities Act or any applicable state securities law in connection with the registration of any of the Common Stock issued under the RDG Agreement.

EXPENSES

     The RDG Agreement provides that each party shall pay all expenses incurred by it in connection with the negotiation of the RDG Agreement and the consummation of the transactions contemplated therein, except that the Company paid RDG $10,000 in legal expenses upon execution of the June 1997 amendment to the

RDG Agreement and has agreed to pay all expenses relating to the preparation and filing of the Registration Statement, any Resale Registration Statement and all NMS and state securities law filings.

                            MARKET FOR COMMON STOCK
                                 AND DIVIDENDS

MARKET INFORMATION

     The Common Stock is traded on the NMS under the symbol CHKR. The following table sets forth the high and low closing sale price of the Common Stock as reported on the NMS for the periods indicated:

1995                                                          HIGH     LOW
----                                                          -----   -----
First Quarter...............................................  $4.06   $1.88
Second Quarter..............................................  $2.81   $1.81
Third Quarter...............................................  $3.25   $1.72
Fourth Quarter..............................................  $1.97   $0.92
1996
----
First Quarter...............................................  $1.75   $1.19
Second Quarter..............................................  $1.50   $1.13
Third Quarter...............................................  $1.25   $0.75
Fourth Quarter..............................................  $1.97   $0.78
1997
----
First Quarter...............................................  $3.00   $1.69
Second Quarter..............................................  $1.84   $1.09
Third Quarter(1)............................................  $       $

---------------

(1) Through             , 1997.

     The last reported per share sale price of the Common Stock as reported on
the NMS on             , 1997 was           . At July 16, 1997, the Company had
approximately 7,300 stockholders of record.

DIVIDENDS

     Dividends are prohibited under the terms of the Restated Credit Agreement. The Company has never paid or declared cash distributions or dividends (other than the payment of cash in lieu of fractional shares in connection with its stock splits). Any permitted future cash dividends will be determined by the Board of Directors based on the Company's earnings, financial condition, capital requirements and other relevant factors.

                                    BUSINESS

INTRODUCTION

     The Company develops, produces, owns, operates and franchises quick-service "double drive-thru" restaurants under the name "Checkers(R)" (the "Restaurants"). The Restaurants are designed to provide fast and efficient automobile-oriented service incorporating a 1950's diner and art deco theme with a highly visible, distinctive and uniform look that is intended to appeal to customers of all ages. The Restaurants feature a limited menu of high quality hamburgers, cheeseburgers and bacon cheeseburgers, specially seasoned french fries, hot dogs, and chicken sandwiches, as well as related items such as soft drinks and old fashioned premium milk shakes.

     As of June 16, 1997, there were 480 Restaurants operating in the States of Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Michigan, Mississippi, Missouri, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia, Wisconsin, Washington D.C. and in Puerto Rico (233 Company-operated (including 14 joint ventured) and 247 franchised).

     As of January 1, 1994, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will generally end on the Monday closest to December 31st. Each quarter consists of three 4-week periods, with the exception of the fourth quarter which consists of four 4-week periods.

RESTAURANT DEVELOPMENT AND ACQUISITION ACTIVITIES

     During 1996, the Company opened five Restaurants, acquired 18 Restaurants and partnership interests in an additional nine Restaurants from franchisees, sold or leased 15 Restaurants to franchisees and closed 27 Restaurants for a net reduction of ten Company-operated Restaurants in 1996. Franchisees opened 25 Restaurants, acquired or leased 15 Restaurants from the Company, sold or transferred 27 Restaurants to the Company and closed 24 Restaurants for a net reduction of 11 franchisee-operated Restaurants in 1996. During the first two quarters of 1997, the Company and its franchises experienced a net increase of three Restaurants.

     During 1996, the Company focused its efforts on existing operating markets of highest market penetration ("Core Markets"). It is the Company's intent in the near future to continue that focus and to grow only in its Core Markets through acquisitions or new Restaurant openings. The Company will continue to seek to expand through existing and new franchisees. From time to time, the Company may close or sell additional Restaurants when determined by management and the Board of Directors to be in the best interests of the Company.

     Franchisees operated 247, or 51%, of the total Restaurants open at June 16, 1997. The Company's long-term strategy is for 60% to 65% of its Restaurants to be operated by franchisees. Because of the Company's limited capital resources, it will rely on franchisees for a larger portion of chain expansion to continue market penetration. The inability for franchisees to obtain sufficient financing capital on a timely basis may have a materially adverse effect on expansion efforts.

     On March 25, 1997, Checkers agreed in principle to a merger transaction pursuant to which Rally's would have become a wholly-owned subsidiary of Checkers. Rally's, together with its franchisees, operates approximately 471 double drive-thru hamburger restaurants primarily in the midwestern United States. Negotiations with Rally's were terminated in June 1997.

RESTAURANT OPERATIONS

     Concept. The Company's operating concept includes: (i) offering a limited menu to permit the maximum attention to quality and speed of preparation; (ii) utilizing a distinctive Restaurant design that features a "double drive-thru" concept, projects a uniform image and creates significant curb appeal; (iii) providing fast service using a "double drive-thru" design for its Restaurants and a computerized point-of-sale system that expedites the ordering and preparation process; and (iv) great tasting quality food and drinks at a fair price.

     Restaurant Locations. As of June 16, 1997, there were 233 Restaurants owned and operated by the Company in 11 states and the District of Columbia (including 14 Restaurants owned by partnerships in which the Company has interests ranging from 10.55% to 65.83%) and 247 Restaurants operated by the Company's franchisees in 20 States, the District of Columbia and Puerto Rico. The following table sets forth the locations of such Restaurants.

                                COMPANY-OPERATED
                               (233 RESTAURANTS)

        Florida (137)                  Missouri (6)                    Kansas (2)
        Georgia (38)                  Mississippi (5)                 Delaware (1)
      Pennsylvania (13)                Tennessee (2)                 New Jersey (4)
        Alabama (12)                                               Washington D.C. (1)
        Illinois (12)

                                   FRANCHISED
                               (247 RESTAURANTS)

        Florida (56)                     Texas (9)                    Wisconsin (3)
        Illinois (25)                  Maryland (14)                  New York (3)
        Georgia (48)                  New Jersey (9)                 Puerto Rico (2)
        Alabama (19)                   Tennessee (8)                West Virginia (2)
     North Carolina (15)               Virginia (5)                   Missouri (1)
     South Carolina (9)                 Indiana (3)                     Iowa (2)
        Louisiana (9)                  Michigan (3)                  Mississippi (1)
                                                                   Washington D.C. (1)

     Of these Restaurants, 30 were opened in 1996 (five Company-operated and 25 franchised), 12 of which included fully equipped manufactured modular buildings, "Modular Restaurant Packages" ("MRP's"), produced by the Company and nine of which included MRP's which were relocated from other sites, and eight were opened in the first two quarters of 1997 (one Company-operated and seven franchised). The Company currently expects approximately 30 additional Restaurants to be opened in 1997 (primarily by franchisees) with substantially all of these Restaurants to include MRP's relocated from closed sites. If either the Company or the franchisee(s) are unable to obtain sufficient capital on a timely basis, the Company's ability to achieve its 1997 expansion plans may be materially adversely affected. The Company's growth strategy for the next two years is to focus on the controlled development of additional franchised and Company-operated Restaurants primarily in its existing Core Markets and to further penetrate markets currently under development by franchisees, including select international markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Site Selection. The Company believes that the location of a Restaurant is critical to its success. Management inspects and approves each potential Restaurant site prior to final selection of the site. In evaluating particular sites, the Company considers various factors including traffic count, speed of traffic, convenience of access, size and configuration, demographics and density of population, visibility and cost. The Company also reviews competition and the sales and traffic counts of national and regional chain Restaurants operating in the area. Approximately 84% of Company-operated Restaurants are located on leased land and the Company intends to continue to use leased sites where possible. The Company believes that the use of the MRP provides the Company and its franchisees with additional flexibility in the size, control and location of sites.

     Restaurant Design and Service. The Restaurants are built to Company-approved specifications as to size, interior and exterior decor, equipment, fixtures, furnishings, signs, parking and site improvements. The Restaurants have a highly visible, distinctive and uniform look that is intended to appeal to customers of all ages. The Restaurants are less than one-fourth the size of the typical Restaurants of the four largest fast food hamburger chains (generally 760 to 980 sq. ft.) and require approximately one-third to one-half the land area

(approximately 18,000 to 25,000 square feet). Substantially all of the Restaurants consist of MRP's produced and installed by the Company. Prior to February 15, 1994, the MRP's were produced and installed by Champion Modular Restaurant Company, Inc., a Florida corporation ("Champion") and wholly-owned subsidiary of the Company. Champion was merged with and into the Company effective February 15, 1994. The Company believes that utilization of a modular Restaurant building generally costs less than comparably built Restaurants using conventional, on-site construction methods.

     The Company's standard Restaurant is designed around a 1950's diner and art deco theme with the use of white and black tile in a checkerboard motif, glass block corners, a protective drive-thru cover on each side of the Restaurant supported by red aluminum columns piped with white neon lights and a wide stainless steel band piped with red neon lights that wraps around the Restaurant as part of the exterior decor. All Restaurants utilize a "double drive-thru" concept that permits simultaneous service of two automobiles from opposite sides of the Restaurant. Although a substantial proportion of the Company's sales are made through its drive-thru windows, service is also available through walk-up windows. While the Restaurants do not have an interior dining area, most have parking and a patio for outdoor eating. The patios contain canopy tables and benches, are well landscaped and have outside music in order to create an attractive and "fun" eating experience. Although each sandwich is made-to-order, the Company's objective is to serve customers within 30 seconds of their arrival at the drive-thru window. Each Restaurant has a computerized point-of-sale system which displays each individual item ordered on a monitor in front of the food and drink preparers. This enables the preparers to begin filling an order before the order is completed and totaled and thereby increases the speed of service to the customer and the opportunity of increasing sales per hour, provides better inventory and labor costs control and permits the monitoring of sales volumes and product utilization. The Restaurants are generally open from 12 to 15 hours per day, seven days a week, for lunch, dinner and late-night snacks and meals. Operational enhancements are being implemented to facilitate product delivery with reduced overhead costs.

     Restaurant Development Costs. During the two fiscal years ended December 30, 1996, the average cost of opening a Company-operated Restaurant (exclusive of land costs) utilizing an MRP was $424,000 which included modular building costs, fixtures, equipment and signage costs, site improvement costs and various soft costs (e.g., engineering and permit fees). This average dropped 37.5% from 1994 due to the use of used MRP's in 1995 and 1996. Future costs, after all remaining used MRP's are relocated, may be more consistent with that of prior years. During 1995 and 1996, there were no land acquisitions. The Company believes that utilization of MRP's generally costs less than comparably built Restaurants using conventional, on-site construction methods.

     Menu. The menu of a Restaurant includes hamburgers, cheeseburgers and bacon cheeseburgers, chicken, grilled chicken, hot dogs and deluxe chili dogs and specially seasoned french fries, as well as related items such as soft drinks, old fashioned premium milk shakes and apple nuggets. The menu is designed to present a limited number of selections to permit the greatest attention to quality, taste and speed of service. The Company is engaged in product development research and seeks to enhance the variety offered to consumers from time to time without substantially expanding the limited menu. In 1996, the Company and various franchise restaurants conducted a test of the Company's proprietary L.A. Mex Mexican brand. The Company has decided to discontinue the test in the majority of test units.

     Supplies. The Company and its franchisees purchase their food, beverages and supplies from Company-approved suppliers. All products must meet standards and specifications set by the Company. Management constantly monitors the quality of the food, beverages and supplies provided to the Restaurants. The Company has been successful in negotiating price concessions from suppliers for bulk purchases of food and paper supplies by the Restaurants. The Company believes that its continued efforts over time have achieved cost savings, improved food quality and consistency and helped decrease volatility of food and supply costs for the Restaurants. All essential food and beverage products are available or, upon short notice, could be made available from alternate qualified suppliers. Among other factors, the Company's profitability is dependent upon its ability to anticipate and react to changes in food costs. Various factors beyond the Company's control, such as climate changes and adverse weather conditions, may affect food costs.

     Management and Employees. Each Company-operated Restaurant employs an average of approximately 20 hourly employees, many of whom work part-time on various shifts. The management staff of a typical Restaurant operated by the Company consists of a general manager, one assistant manager and a shift manager. The Company has an incentive compensation program for store managers that provides the store managers with a quarterly bonus based upon the achievement of certain defined goals. A Restaurant general manager is generally required to have prior Restaurant management experience, preferably within the fast food industry, and reports directly to a market manager. The market manager typically has responsibility for eight to twelve Restaurants.

     Supervision and Training. The Company requires each franchisee and Restaurant manager to attend a comprehensive training program of both classroom and in-store training. The program was developed by the Company to enhance consistency of Restaurant operations and is considered by management as an important step in operating a successful Restaurant. During this program, the attendees are taught certain basic elements that the Company believes are vital to the Company's operations and are provided with a complete operations manual, together with training aids designed as references to guide and assist in the day-to-day operations. In addition, hands-on experience is incorporated into the program by requiring each attendee, prior to completion of the training course, to work in and eventually manage an existing Company-operated Restaurant. After a Restaurant is opened, the Company continues to monitor the operations of both franchised and Company-operated Restaurants to assist in the consistency and uniformity of operation.

     Advertising and Promotion. The Company communicates with its customers using several different methods at the store level. Menuboards, value meal extender cards, pole banners and the readerboards are all utilized in tandem to present a simple, unified, coherent message to the customers. Outdoor billboards and radio commercials are used to reach customers at the critical time when they are making their purchase decisions. As of June 16, 1997, the Company and its franchisees had five active advertising co-ops covering 217 restaurants. The Company requires franchisees to spend a minimum of 4% of gross sales on marketing their restaurant which includes a combination of local store marketing, co-op advertising and other advertising. In addition, each Company and franchise restaurant pays into a National Production Fund that provides broadcast, creative and Point of Purchase materials for each promotion. Ongoing consumer research is utilized to track attitudes, awareness and market share of not only Checkers' customers, but also of its major competitor's customers as well. In addition, customer focus groups and sensory panels are conducted in the Company's Core Markets to provide both qualitative and quantitative data. This research data is vital to better understand the Company's customers for building both short and long-term marketing strategies.

     Restaurant Reporting. Each Company-operated Restaurant has a computerized point-of-sale system coupled with a back office computer. With this system, management is able to monitor sales, labor and food costs, customer counts and other pertinent information. This information allows management to better control labor utilization, inventories and operating costs. Each system at Company-operated Restaurants is polled daily by a computer at the principal offices of the Company.

     Joint Venture Restaurants. As of June 16, 1997, there were 14 Restaurants owned by 12 separate general and limited partnerships in which the Company owns general and limited partnership interests ranging from 10.55% to 65.83%, with other parties owning the remaining interests (the "Joint Venture Restaurants"). The Company is the managing partner of 13 of the 14 Joint Venture Restaurants, and in 12 of those Joint Venture Restaurants the Company receives a fee for such services of 1% to 2.5% of gross sales. All of the Joint Venture Restaurants pay the standard royalty fee of 4% of gross sales. The agreements for four of the Joint Venture Restaurants (excluding Illinois partnerships) in which the Company is the managing partner are terminable through a procedure whereby the initiating party sets a price for the interest in the joint venture and the other party must elect either to sell its interest in the joint venture or purchase the initiating party's interest at such price. Some, but not all of the partnership agreements also contain the right of the partnership to acquire a deceased individual partner's interest at the fair market value thereof based upon a defined formula set forth in the agreement. None of these partnerships have been granted area development agreements. See "Business -- Franchise Operations."

     Inflation. The Company does not believe inflation has had a material impact on earnings during the past three years. Substantial increases in costs could have a significant impact on the Company and the industry. If operating expenses increase, management believes it can recover increased costs by increasing prices to the extent deemed advisable considering competition.

     Seasonality. The seasonality of Restaurant sales due to consumer spending habits can be significantly affected by the timing of advertising, competitive market conditions and weather related events. While certain quarters can be stronger, or weaker, for Restaurant sales when compared to other quarters, there is no predominant pattern.

FRANCHISE OPERATIONS

     Strategy. In addition to the acquisition and development of additional Company-operated Restaurants, the Company encourages controlled development of franchised Restaurants in its existing markets as well as in certain additional states. The primary criteria considered by the Company in the selection, review and approval of prospective franchisees are the availability of adequate capital to open and operate the number of Restaurants franchised and prior experience in operating fast food Restaurants. Franchisees operated 249, or 52%, of the total Restaurants open at June 16, 1997. The Company has acquired and sold, and may in the future acquire or sell, Restaurants from and to franchisees when the Company believes it to be in its best interests to do so. In the future, the Company's success will continue to be dependent upon its franchisees and the manner in which they operate and develop their Restaurants to promote and develop the Checkers concept and its reputation for quality and speed of service. Although the Company has established criteria to evaluate prospective franchisees, there can be no assurance that franchisees will have the business abilities or access to financial resources necessary to open the number of Restaurants the Company and the franchisees currently anticipate to be opened in 1997 or that the franchisees will successfully develop or operate Restaurants in their franchise areas in a manner consistent with the Company's concepts and standards.

     As a result of inquiries concerning international development, the Company may develop a limited number of international markets and has begun the process of registering its trademarks in various foreign countries. The most likely format for international development is through the issuance of master franchise agreements and/or joint venture agreements. The terms and conditions of these agreements may vary from the standard Area Development Agreement and Franchise Agreement in order to comply with laws and customs different from those of the United States.

     Franchisee Support Services. The Company maintains a staff of well-trained and experienced Restaurant operations personnel whose primary responsibilities are to help train and assist franchisees in opening new Restaurants and to monitor the operations of existing Restaurants. These services are provided as part of the Company's franchise program. Upon the opening of a new franchised Restaurant by a new franchisee, the Company typically sends a Restaurant team to the Restaurant to assist the franchisee during the first four days that the Restaurant is open. This team works in the Restaurant to monitor compliance with the Company's standards as to quality of product and speed of service. In addition, the team provides on-site training of all Restaurant personnel. This training is in addition to the training provided to the franchisee and the franchisee's management team described under "Restaurant
Operations -- Supervision and Training" above. The Company also employs Franchise Business Consultants ("FBCs"), who have been fully trained by the Company to assist franchisees in implementing the operating procedures and policies of the Company once a Restaurant is open. As part of these services, the FBC rates the Restaurant's hospitality, food quality, speed of service, cleanliness and maintenance of facilities. The franchisees receive a written report of the FBC's findings and, if any deficiencies are noted, recommended procedures to correct such deficiencies.

     The Company also provides site development and construction support services to its franchisees. All sites and site plans are submitted to the Company for its review prior to construction. These plans include information detailing building location, internal traffic patterns and curb cuts, location of utilities, walkways, driveways, signs and parking lots and a complete landscape plan. The Company's construction personnel also visit the site at least once during construction to meet with the franchisee's site contractor and to review construction standards.

     Franchise Agreements. The Unit Franchise Agreement grants to the franchisee an exclusive license at a specified location to operate a Restaurant in accordance with the Checkers(R) system and to utilize the Company's trademarks, service marks and other rights of the Company relating to the sale of its menu items. The term of the current Unit Franchise Agreement is generally 20 years. Upon expiration of a Unit Franchise Agreement, the franchisee will be entitled to acquire a successor franchise for the Restaurants on the terms and conditions of the Company's then current form of Unit Franchise Agreement if the franchisee remains in compliance with the Unit Franchise Agreement throughout its term and if certain other conditions are met (including the payment of a $5,000 renewal fee).

     In some instances, the Company grants to the franchisee the right to develop and open a specified number of Restaurants within a limited period of time and in a defined geographic area (the "Franchised Area") and thereafter to operate each Restaurant in accordance with the terms and conditions of a Unit Franchise Agreement. In that event, the franchisee ordinarily signs two agreements, an Area Development Agreement and a Unit Franchise Agreement. Each Area Development Agreement establishes the number of Restaurants the franchisee is to construct and open in the Franchised Area during the term of the Area Development Agreement (normally a maximum of five Restaurants) after considering many factors, including the residential, commercial and industrial characteristics of the area, geographic factors, population of the area and the previous experience of the franchisee. The franchisee's development schedule for the Restaurants is set forth in the Area Development Agreement. Of the 249 franchised Restaurants at June 16, 1997, 226 were being operated by multiple unit operators and 23 were being operated by single unit operators. The Company may terminate the Area Development Agreement of any franchisee that fails to meet its development schedule.

     The Unit Franchise Agreement and Area Development Agreement require that the franchisee select proposed sites for Restaurants within the Franchised Area and submit information regarding such sites to the Company for its review, although final site selection is at the discretion of the franchisee. The Company does not arrange or make any provisions for financing the development of Restaurants by its franchisees. The Company does offer the franchisees an opportunity to buy a Modular Restaurant Package from the Company in those geographic areas where the Modular Restaurant Package can be installed in compliance with applicable laws. Each franchisee is required to purchase all fixtures, equipment, inventory, products, ingredients, materials and other supplies used in the operation of its Restaurants from approved suppliers, all in accordance with the Company's specifications. The Company provides a training program for management personnel of its franchisees at its corporate offices. Under the terms of the Unit Franchise Agreement, the Company has adopted standards of quality, service and food preparation for franchised Restaurants. Each franchisee is required to comply with all of the standards for Restaurant operations as published from time to time in the Company's operations manual.

     The Company may terminate a Unit Franchise Agreement for several reasons including the franchisee's bankruptcy or insolvency, default in the payment of indebtedness to the Company or suppliers, failure to maintain standards set forth in the Unit Franchise Agreement or operations manual, material continued violation of any safety, health or sanitation law, ordinance or governmental rule or regulation or cessation of business. In such event, the Company may also elect to terminate the franchisee's Area Development Agreement.

     Franchise Fees and Royalties. Under the current Unit Franchise Agreement, a franchisee is generally required to pay fees of $30,000 for each Restaurant opened by the franchisee. If a franchisee is awarded the right to develop an area pursuant to an Area Development Agreement, the franchisee typically pays the Company a $5,000 Development Fee per store which will be applied to the Franchisee Fee as each Restaurant is developed. Each franchisee is also generally required to pay the Company a semi-monthly royalty of 4% of the Restaurant's gross sales and to expend certain amounts for advertising and promotion.

MANUFACTURING OPERATIONS

     Strategy. The Company believes that the integration of its Restaurant operations with its production of Modular Restaurant Packages for use by the Company and sale to its franchisees provides it with a competitive advantage over fast food companies that use conventional, on-site construction methods. These advantages include more efficient construction time, direct control of the quality, consistency and uniformity of the Restaurant image as well as having standard Restaurant operating systems. In addition, the Company believes the ability to relocate a Modular Restaurant Package provides greater economies and flexibility than alternative methods. Due to the number of Modular Restaurant Packages currently available for relocation from closed Restaurant sites, it is not anticipated that any significant new construction of Modular Restaurant Packages will occur during fiscal year 1997. In the short term, the Company's construction facility located in Largo, Florida will be utilized to store and refurbish used Modular Restaurant Packages for sale to franchisees or others and use by the Company. The facility will also be utilized for construction of modular convenience store units on a very limited basis pursuant to an existing agreement with a third party convenience store chain. Administrative personnel of the construction facility have been reduced to a total of two as of June 16, 1997, and substantially all of the labor in the manufacturing and refurbishment process is done through independent contractors, the number of which may be increased or decreased with demand.

     Construction. The Company has the ability to produce a complete Modular Restaurant Package ready for delivery and installation at a Restaurant site. The Modular Restaurant Packages are built and refurbished in a Company-owned facility in Largo, Florida, using assembly line techniques and a fully integrated and complete production system. Each Modular Restaurant Package consists of a modular building complete with all mechanical, electrical and plumbing systems (except roof top systems which are installed at the site), along with all Restaurant equipment. The modular building is a complete operating Restaurant when sited, attached to its foundation and all utilities are connected. All Modular Restaurant Packages are constructed in accordance with plans and specifications approved by the appropriate governmental agencies and are typically available in approximately eight weeks after an executed agreement.

     Capacity. As of June 16, 1997, the Company had six substantially completed new Modular Restaurant Packages in inventory, one of which is under contract for sale to a franchisee. Additionally, the Company has contracted with a third party convenience store chain for the construction of modular convenience store units. The Company had two modular convenience store units in various stages of construction. As of June 16, 1997, the Company had 34 used Modular Restaurant Packages available for relocation to new sites, seven of which have been moved to the Champion production facility for refurbishment, and 27 of which are at closed sites. Although the Company does not require a franchisee to use a Modular Restaurant Package, because of the expected benefits associated therewith, the Company anticipates that substantially all of the Restaurants developed by it or its franchisees will include Modular Restaurant Packages produced by the Company, or relocated from other sites. Modular Restaurant Packages from closed sites are being marketed at various prices depending upon age and condition.

     Transportation and Installation. Once all site work has been completed to the satisfaction of the Company and all necessary governmental approvals have been obtained for installation of the Modular Restaurant Package on a specified site, the Modular Restaurant Package is transported to such site by an independent trucking contractor. All transportation costs are charged to the customer. Once on the site, the Modular Restaurant Package is installed by independent contractors hired by the Company or franchisee, in accordance with procedures specified by the Company. The Company's personnel inspect all mechanical, plumbing and electrical systems to make sure they are in good working order, and inspect and approve all site improvements on new Modular Restaurant Packages sold by the Company. Used Modular Restaurant Packages are typically sold without warranties. Once a Modular Restaurant Package has been delivered to a site, it takes generally three to four weeks before the Restaurant is in full operation.

COMPETITION

     The Company's Restaurant operations compete in the fast food industry, which is highly competitive with respect to price, concept, quality and speed of service, Restaurant location, attractiveness of facilities, customer recognition, convenience and food quality and variety. The industry includes many fast food chains, including national chains which have significantly greater resources than the Company that can be devoted to advertising, product development and new Restaurants. In certain markets, the Company will also compete with other quick-service double drive-thru hamburger chains with operating concepts similar to the Company.

The fast food industry is often significantly affected by many factors, including changes in local, regional or national economic conditions affecting consumer spending habits, demographic trends and traffic patterns, changes in consumer taste, consumer concerns about the nutritional quality of quick-service food and increases in the number, type and location of competing quick-service Restaurants. The Company competes primarily on the basis of speed of service, price, value, food quality and taste. In addition, with respect to selling franchises, the Company competes with many franchisors of Restaurants and other business concepts. All of the major chains have increasingly offered selected food items and combination meals, including hamburgers, at temporarily or permanently discounted prices. Beginning generally in the summer of 1993, the major fast food hamburger chains began to intensify the promotion of value priced meals, many specifically targeting the 99c price point at which the Company sells its quarter pound "Champ Burger(R)". This promotional activity has continued at increasing levels, and management believes that it has had a negative impact on the Company's sales and earnings. Increased competition, additional discounting and changes in marketing strategies by one or more of these competitors could have an adverse effect on the Company's sales and earnings in the affected markets.

     With respect to its Modular Restaurant Packages, the Company competes primarily on the basis of price and speed of construction with other modular construction companies as well as traditional construction companies, many of which have significantly greater resources than the Company.

EMPLOYEES

     As of June 16, 1997, the Company employed approximately 6,500 persons in its Restaurant operations, approximately 800 of whom are Restaurant management and supervisory personnel and the remainder of whom are hourly Restaurant personnel. Of the approximately 140 corporate employees, excluding manufacturing operations, approximately six are in management positions and the remainder are professional and administrative or office employees.

     As of June 16, 1997, the Company employed approximately five persons in its manufacturing operations, two of whom were corporate personnel and three of whom were production personnel, including welders and warehouse personnel. Of the two corporate employees, one was in a management position and one was an administrative employee. Substantially all of the labor performed in the manufacturing operations is being done through independent contractors.

     The Company considers its employee relations to be good. Most employees, other than management and corporate personnel, are paid on an hourly basis. The Company believes that it provides working conditions and wages that compare favorably with those of its competition. None of the Company's employees is covered by a collective bargaining agreement.

TRADEMARKS AND SERVICE MARKS

     The Company believes its trademarks and service marks have significant value and are important to its marketing efforts. The Company has registered certain trademarks and service marks (including the name "Checkers", "Checkers Burgers - Fries - Colas" and "Champ Burger" and the design of the Restaurant building) in the United States Patent and Trademark office. The Company has also registered the service mark "Checkers" individually and/or with a rectangular checkerboard logo of contiguous alternating colors to be used with Restaurant services in the states where it presently does, or anticipates doing, business. The Company has various other trademark and service mark registration applications pending. It is the Company's policy to pursue registration of its marks whenever possible and to oppose any infringement of its marks.

GOVERNMENT REGULATION

     The Company has no material contracts with the United States government or any of its agencies.

     The restaurant industry generally, and each Company-operated and franchised Restaurant specifically, are subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and those relating to building, zoning, health, accommodations for disabled members of the public, sanitation, safety, fire, environmental and land use requirements. The Company and its franchisees are also subject to laws governing their relationship with employees, including minimum wage requirements, accommodation for disabilities, overtime, working and safety conditions and citizenship requirements. The Company is also subject to regulation by the FTC and certain laws of States and foreign countries which govern the offer and sale of franchises, several of which are highly restrictive. Many State franchise laws impose substantive requirements on the franchise agreement, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some States require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain food licenses or approvals to sell franchises, or an increase in the minimum wage rate, employee benefit costs (including costs associated with mandated health insurance coverage) or other costs associated with employees could adversely affect the Company and its franchisees. A mandated increase in the minimum wage rate was implemented in 1996 and current federal law requires an additional increase in 1997.

     The Company's construction, transportation and placement of Modular Restaurant Packages is subject to a number of federal, state and local laws governing all aspects of the manufacturing process, movement, end use and location of the building. Many states require approval through state agencies set up to govern the modular construction industry, other states have provisions for approval at the local level. The transportation of the Company's Modular Restaurant Package is subject to state, federal and local highway use laws and regulations which may prescribe size, weight, road use limitations and various other requirements. The descriptions and the substance of the Company's warranties are also subject to a variety of state laws and regulations.

PROPERTIES

     Of the 233 Restaurants which were operated by the Company as of June 16, 1997, the Company held ground leases for 195 Restaurants and owned the land for 38 Restaurants. The Company's leases are generally written for a term of from five to twenty years with one or more five year renewal options. Some leases require the payment of additional rent equal to a percentage of annual revenues in excess of specified amounts. Ground leases are treated as operating leases. Leasehold improvements made by the Company generally become the property of the landlord upon expiration or earlier termination of the lease; however, in most instances, if the Company is not in default under the lease, the building, equipment and signs remain the property of the Company and can be removed from the site upon expiration of the lease. In the future, the Company intends, whenever practicable, to lease land for its Restaurants. For further information with respect to the Company's Restaurants, see "Business -- Restaurant Operations."

     The Company has eight owned parcels of land and 33 leased parcels of land which are available for sale or sub-lease. Of these parcels, 34 are related to restaurant closings as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The other parcels primarily represent surplus land available from multi-user sites where the Company developed a portion for a Restaurant, and undeveloped sites which the Company ultimately decided it would not develop.

     The Company's executive offices are located in approximately 19,600 square feet of leased space in the Barnett Bank Building, Clearwater, Florida. The Company's lease will expire on April 30, 1998.

     The Company owns a 89,850 square foot facility in Largo, Florida. This includes a 70,850 square foot fabricated metal building for use in its Modular Restaurant manufacturing operations, and two buildings totalling 19,000 square feet for its office and warehouse operations. See "Business -- Manufacturing Operations."

     The Company also leases approximately 8,000 aggregate square feet in two regional offices and one training center.

LITIGATION

     Except as described below, the Company is not a party to any material litigation and is not aware of any threatened material litigation:

     In re Checkers Securities Litigation, Master File No. 93-1749-Civ-T-17A. On October 13, 1993, a class action complaint was filed in the United States District Court for the Middle District of Florida, Tampa Division, by a stockholder against the Company, certain of its officers and directors, including Herbert G. Brown, Paul C. Campbell, George W. Cook, Jared D. Brown, Harry S. Cline, James M. Roche, N. John Simmons, Jr. and James F. White, Jr., and KPMG Peat Marwick, the Company's auditors. The complaint alleges, generally, that the Company issued materially false and misleading financial statements which were not prepared in accordance with generally accepted accounting principles, in violation of Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder, and Florida common law and statute. The allegations, including an allegation that the Company inappropriately selected the percentage of completion method of accounting for sales of modular restaurant buildings, are primarily directed to certain accounting principles followed by Champion. The plaintiffs seek to represent a class of all purchasers of the Company's Common Stock between November 22, 1991 and October 8, 1993, and seek an unspecified amount of damages. Although the Company believes this lawsuit is unfounded and without merit, in order to avoid further expenses of litigation, the parties have reached an agreement in principle for the settlement of this class action. The agreement for settlement provides for one of the Company's director and officer liability insurance carriers and another party to contribute to a fund for the purpose of paying claims on a claims-made basis up to a total of $950,000. The Company has agreed to contribute ten percent (10%) of claims made in excess of $475,000 for a total potential liability of $47,500. The settlement is subject to the execution of an appropriate stipulation of settlement and other documentation as may be required or appropriate to obtain approval of the settlement by the Court, notice to the class of pendency of the action and proposed settlement, and final court approval of the settlements.

     Greenfelder et al. v. White, Jr., et al. On August 10, 1995, a state court complaint was filed in the Circuit Court of the Sixth Judicial Circuit for Pinellas County, Florida, Civil Division, entitled Gail P. Greenfelder and Powers Burgers, Inc. v. James F. White, Jr., Checkers Drive-In Restaurants, Inc., Herbert G. Brown, James E. Mattei, Jared D. Brown, Robert G. Brown and George W. Cook, Case No. 95-4644-C1-21. The original complaint alleged, generally, that certain officers of the Company intentionally inflicted severe emotional distress upon Ms. Greenfelder, who is the sole stockholder, president and director of Powers Burgers, a Checkers franchisee. The original complaint further alleged that Ms. Greenfelder and Powers Burgers were induced to enter into various agreements and personal guarantees with the Company based upon misrepresentations by the Company and its officers and the Company violated provisions of Florida's Franchise Act and Florida's Deceptive and Unfair Trade Practices Act. The original complaint alleged that the Company is liable for all damages caused to the plaintiffs as follows: damages in an unspecified amount in excess of $2,500,000 in connection with the claim of intentional infliction of emotional distress; $3,000,000 or the return of all monies invested by the plaintiffs in Checkers franchises in connection with the misrepresentation of claims; punitive damages; attorneys' fees; and such other relief as the court may deem appropriate. The Court has granted, in whole or in part, three (3) motions to dismiss the plaintiff's complaint, as amended, including an order entered on February 14, 1997, which dismissed the plaintiffs' claim of intentional infliction of emotional distress, with prejudice, but granted the plaintiffs leave to file an amended pleading with respect to the remaining claims set forth in their amended complaint. The Company believes that this lawsuit is unfounded and without merit, and intends to continue to defend it vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     Checkers Drive-In Restaurants, Inc. v. Tampa Checkmate Food Services, Inc., et al. On August 10, 1995, a state court counterclaim and third-party complaint was filed in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Civil Division, entitled Tampa Checkmate Food Services, Inc., Checkmate Food Services, Inc., and Robert H. Gagne v. Checkers Drive-In Restaurants, Inc., Herbert G. Brown, James E. Mattei, James F. White, Jr., Jared D. Brown, Robert G. Brown and George W. Cook, Case No. 95-3869. In the original action, filed by the Company in July 1995 against Mr. Gagne and Tampa Checkmate Food Services, Inc., a company controlled by Mr. Gagne, the Company is seeking to collect on a promissory note and foreclose on a mortgage securing the promissory note issued by Tampa Checkmate and Mr. Gagne, and obtain declaratory relief regarding the rights of the respective parties under Tampa Checkmate's franchise agreement with the Company. On July 1, 1997, the court entered an order requiring Tampa Checkmate to deliver possession to the Company of the restaurant formerly operated under its franchise agreement. On July 14, 1997, Tampa Checkmate filed for protection under Chapter 11 of the U.S. Bankruptcy laws. The counterclaim and third party complaint allege, generally, that Mr. Gagne, Tampa Checkmate and Checkmate Food Services, Inc. were induced into entering into various franchise agreements with and personal guarantees to the Company based upon misrepresentations by the Company. The counterclaim and third party complaint seeks damages in the amount of $3,000,000 or the return of all monies invested by Checkmate, Tampa Checkmate and Gagne in Checkers franchises, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The counterclaim was dismissed by the court on January 26, 1996 with the right to amend. On February 12, 1996 the counterclaimants filed an amended counterclaim alleging violations of Florida's Franchise Act, Florida's Deceptive and Unfair Trade Practices Act, and breaches of implied duties of "good faith and fair dealings" in connection with a settlement agreement and franchise agreement between various of the parties. The amended counterclaim seeks a judgment for damages in an unspecified amount, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The Company has filed a motion to dismiss the amended counterclaim. The Company believes that this lawsuit is unfounded and without merit, and intends to continue to defend it vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names and ages of the Directors and executive officers of the Company and the positions they hold with the Company. Executive officers serve at the pleasure of the Board of Directors.

NAME                         AGE                           POSITION
----                         ---                           --------
C. Thomas Thompson.........  47    Chief Executive Officer and Vice Chairman of the Board of
                                   Directors (term expiring in 1999)
Richard E. Fortman.........  47    President and Chief Operating Officer
Joseph N. Stein............  36    Executive Vice President, Chief Administrative Officer
                                   and Chief Financial Officer
James T. Holder............  38    Senior Vice President, General Counsel and Secretary
Michael T. Welch...........  45    Vice President, Operations, Marketing, Restaurant Support
                                   Services and Research & Development
David D. Miller............  44    Vice President of Franchise Operations, Sales and
                                   Development
Wendy A. Beck..............  32    Vice President of Treasury & Tax, Treasurer
William P. Foley,
  II(1)(2).................  52    Chairman of the Board, Director (term expiring in 1999)
Frederick E. Fisher........  66    Director (term expiring in 1998)
Terry N. Christensen(1)....  56    Director (term expiring in 1998)
Clarence V. McKee(1)(2)....  54    Director (term expiring in 1999)
Burt Sugarman..............  58    Director (term expiring in 1997)
Jean Giles Wittner.........  62    Director (term expiring in 2000)

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee and the Stock Option Committee.

     C. Thomas Thompson has served as a Director of the Company since November 1996 and as Chief Executive Officer and Vice Chairman of the Board of Directors of the Company since December 1996. Mr. Thompson has been President and Chief Operating Officer of Carl Karcher Enterprises, Inc., a wholly owned subsidiary of CKE owner and franchisor of the Carl's Jr. restaurant chain, since October 1994 and as President of CKE since December 1984. Since 1984, Mr. Thompson has been a partner in a partnership which owns and operates 15 restaurants under the Carl's Jr. franchise system. Mr. Thompson is a director of Rally's.

     Richard E. Fortman has served as President and Chief Operating Officer of the Company since January 1997. For approximately 27 years, prior to joining the Company, Mr. Fortman was employed by Carl Karcher Enterprises, Inc. in various capacities. From August 1993 through December 1996, he served as Regional Vice President, from August 1992 through August 1993, he served as Director of Regional Operations, and from July 1984 through August 1992, he served as Regional Director.

     Joseph N. Stein has served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Company since January 1997. From May 1995 through December 1996, Mr. Stein was Senior Vice President and Chief Financial Officer for Carl Karcher Enterprises, Inc. For more than five years prior to his employment with Carl Karcher Enterprises, Inc., Mr. Stein was Senior Vice President, Director, National Agency Operation at Fidelity National Title Company.

     James T. Holder has served as Senior Vice President and General Counsel of the Company since January 1997, as Chief Financial Officer of the Company from May to December 1996, and as Secretary since September 1995. Mr. Holder served as Vice President and General Counsel of the Company from September 1995 to June 1996, as senior legal counsel for the Company from December 1994 through August 1995 and corporate counsel from November 1993 through November 1994. Mr. Holder was engaged in the private practice of law from January 1991 to November 1993, in Tampa, Florida.

     Michael T. Welch has served as Vice President, Operations, Marketing, Restaurant Support Services and Research & Development of the Company since March 1995. From May 1994 to March 1995, Mr. Welch served as Regional Vice President of Operations, responsible for all Company operations outside Florida. From 1987 to May 1994, Mr. Welch was President and a principal of W-S Acquisition Corporation, which owned and operated several Wendy's franchises.

     David D. Miller has served as Vice President, Franchise Operations of the Company since May 1996. Mr. Miller served as Vice President Marketing from March 1996 to April 1996, as Senior Director of Operations from October 1995 to March 1996, as Senior Director of Franchise Operations from January 1991 to October 1995 and as Franchise Business Consultant from November 1989 to January 1991.

     Wendy A. Beck has served as Treasurer of the Company since November 1995 and as Vice President of Treasury and Tax since April 1997 and prior thereto as Senior Director of Treasury & Tax from August 1995. Since joining the Company in March 1993, Ms. Beck has served in various positions with the Company. Prior to joining the Company, Ms. Beck served as Senior Tax Accountant for Lincare Holdings, Inc., a national provider of home health care services, where she was employed since October 1987.

     William P. Foley, II has served as a Director of the Company since November 1996 and as Chairman of the Board from since June 1997. Mr. Foley has been the Chairman of the Board and Chief Executive Officer of Fidelity National Financial, Inc., which through its subsidiaries is a title insurance underwriting company ("Fidelity"), since its formation in 1984. Mr. Foley was also President of Fidelity from 1984 until December 31, 1994. He has been Chairman of the Board and Chief Executive Officer of Fidelity National Title Insurance Company since April 1981. Mr. Foley is also currently serving as Chairman of the Board of Directors and Chief Executive Officer of CKE and is a director of Micro General Corporation and Rally's.

     Terry N. Christensen has served as a Director of the Company since November 1996. Mr. Christensen has been a partner in the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, since May 1988. Mr. Christensen is a director of GIANT, Rally's and MGM Grand, Inc.

     Frederick E. Fisher has served as a Director of the Company since February 1995 and as Chairman of the Board from November 1996 to June 1997. Mr. Fisher is a private investor and has been a leader in many community and state charitable organizations since his retirement in 1983. Mr. Fisher was Chairman and Chief Executive Officer of U.S. Capital Corporation, a resort development company, in 1982 and 1983. Mr. Fisher served as the Vice Chairman and Chief Financial Officer of U.S. Home Corporation from 1969 to 1981, during which time it grew from a local building company to the nation's largest home builder.

     Clarence V. McKee has served as a Director of the Company since June 1996. Mr. McKee has been the President and Chief Executive Officer of McKee Communications, Inc., a Tampa, Florida based company engaged in the acquisition and management of communications companies, since October 1992. From 1987 to October 1992, Mr. McKee was the co-owner, Chairman and Chief Executive Officer of WTVT-Inc., the licensee of television channel 13 in Tampa, Florida. Mr. McKee is a member of the Boards of Directors of the Florida Progress Corporation and its subsidiary, Florida Power Corporation, and Barnett Banks, Inc. He is a former chairman of the Florida Association of Broadcasters.

     Burt Sugarman has served as a Director of the Company since June 1997. Mr. Sugarman has been the Chairman of the Board, President and Chief Executive Officer of GIANT, a New York Stock Exchange Company, for more than the past five years and served as the Chief Executive Officer of Rally's, owner and franchisor of a chain of approximately 470 double drive-thru restaurants, from 1990 and as the Chairman of the Board of Directors of Rally's from 1991, resigning from these offices in February 1994. Mr. Sugarman resumed the position of Chairman of the Board of Directors of Rally's in November 1994. Mr. Sugarman is a Director of GIANT and Rally's.

     Jean Giles Wittner has served as a Director of the Company since August 1997. Ms. Giles Wittner has been President of Wittner & Company, a diversified company specializing in life insurance brokerage, employee benefit consulting, benefit administration an commercial property management, from 1988 to the present. She is a director of First Progress Corporation, Raymond James Bank and the Pinellas County

Education Foundation and a trustee of Florida Progress Foundation, Eckard College and Menorah Manor. She also serves on the Pinellas Work Force Development Board.

     No family relationships exist between any of the Directors of the Company, the persons listed as nominees for election as Directors at the Meeting and the executive officers of the Company. There are no arrangements or understandings between any Director or nominee and any other person concerning service or nomination as a Director.

     The Board of Directors has Audit, Compensation and Stock Option Committees; it does not have a Nominating Committee. The entire Board of Directors functions as a Nominating Committee, and the Board will consider written recommendations from stockholders for nominations to the Board of Directors in accordance with the procedures set forth in the By-Laws of the Company.

     The Board of Directors held 29 meetings during 1996 and acted seven times by unanimous written consent without a meeting.

     During 1996, the Audit Committee consisted of Frederick E. Fisher, Chairman, Andrew H. Hines, Jr. and Clarence V. McKee and held two meetings. The Audit Committee recommends the appointment of the independent public accountants of the Company, discusses and reviews the scope and fees of the prospective annual audit and reviews the results thereof with the independent public accountants, reviews and approves non-audit services of the independent public accountants, reviews compliance with existing major accounting and financial policies of the Company, reviews the adequacy of the financial organization of the Company, reviews management's procedures and policies relative to the adequacy of the Company's internal accounting controls and compliance with federal and state laws relating to accounting practices, and reviews and approves (with the concurrence of the majority of the disinterested Directors of the Company) transactions, if any, with affiliated parties.

     During 1996, the Compensation Committee consisted of Frederick E. Fisher, Chairman, and Andrew H. Hines, Jr. and held two meetings. Its principal function is to make recommendations to the Board of Directors with respect to the compensation and benefits to be paid to officers, and it performs other duties prescribed by the Board with respect to employee stock plans and benefit programs.

     During 1996, the Stock Option Committee consisted of Frederick E. Fisher, Chairman and Andrew H. Hines, Jr. and acted two times by unanimous written consent without a meeting. Its principal function is to make recommendations to the Board of Directors with respect to the Company's 1991 Stock Option Plan and other duties prescribed by the Board.

     In 1996, each incumbent Director attended at least 75% of the meetings of the Board of Directors and of each committee of which he was a member.

     Directors who are not employees are compensated on the basis of $1,000 plus out-of-pocket expenses for each Board and committee meeting attended. Non-employee Directors also participate in the 1994 Stock Option Plan For Non-Employee Directors, which provides for the automatic grant to each non-employee Director upon election to the Board of Directors of a non-qualified, ten-year option to acquire 100,000 shares of the Company's Common Stock, with the subsequent automatic grant on the first day of each fiscal year thereafter during the time such person is serving as a non-employee Director of a non-qualified, ten-year option to acquire an additional 20,000 shares of Common Stock. All such options are immediately exercisable and have an exercise price equal to the closing sale price of the Common Stock on the date of grant. Directors who are employees of the Company receive no extra compensation for their services as Directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, officers and holders of more than 10% of the Company's Common Stock to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and any other equity securities of the Company. To the Company's knowledge, based solely upon a review of the forms, reports and certificates filed with the Company by such persons, all such Section 16(a) filing requirements were complied with by such persons in 1996, except as follows:

     Herbert G. Brown, a former director of the Company, failed to file two Forms 4 with respect to two transactions and filed Forms 5 with respect thereto late; Robert G. Brown, a former director, filed one report late with respect to two transactions; George W. Cook, a former director, filed two reports late with respect to 19 transactions; Terry N. Christensen, a director, filed a Form 3 late and one report with respect to one transaction late; and Andrew J. Hines, Jr., a director, filed one report late with respect to one transaction.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table is a summary of the compensation paid or accrued by the Company for the last three fiscal years for services in all capacities to each of the persons who qualified as a "named executive officer" (as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act) during the year ended December 30, 1996 ("Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG TERM
                                                                                          COMPENSATION
                                                             ANNUAL COMPENSATION             AWARDS
                                                      ---------------------------------   ------------
                                                                              OTHER        SECURITIES
                                                                              ANNUAL       UNDERLYING
                                              YEAR     SALARY     BONUS    COMPENSATION     OPTIONS
NAME AND PRINCIPAL POSITION                   ENDED     ($)        ($)        ($)(1)         (#)(2)
---------------------------                   -----   --------   -------   ------------   ------------
C. Thomas Thompson(3).......................  1996    $     --   $    --     $     --        12,000
  Vice Chairman/CEO
James T. Holder.............................  1996    $140,350   $23,077     $    120(4)     90,500
  Senior Vice President,                      1995      80,617        --        3,112(5)         --
  General Counsel and Secretary               1994      70,923        --           --         8,500
Michael T. Welch(6).........................  1996    $125,390   $ 2,467     $    372(4)     80,000
  Vice President,                             1995      99,773    15,200       13,261(8)         --
  Operations Services and
  Research & Development
Albert J. DiMarco(7)........................  1996    $275,000        --     $  5,691(5)    100,000
  President and CEO                           1995     100,769                    475       200,000
Anthony L. Austin(6)........................  1996    $109,645        --     $131,628(9)         --
  Vice President, Human                       1995     133,249        --       27,069(10)    35,000
  Resources, Training and Urban Affairs

---------------

 (1) Certain perquisites were provided to certain of the Named Executive Officers, but in no event did the value of the perquisites provided in any year exceed 10% of the amount of the executive's salary for that year.
 (2) The options listed were granted pursuant to the Company's 1991 Stock Option Plan or 1994 Stock Option Plan for Non-Employee Directors (the "Director Plan").
 (3) Mr. Thompson was appointed Chief Executive Officer and Vice Chairman of the Company in December 1996. The options listed were granted pursuant to the Director Plan prior to such appointment.
 (4) Consists of life insurance premiums.
 (5) Consists of automobile allowance.
 (6) Messrs. Welch and Austin became executive officers of the Company in March 1995 and January 1995, respectively. Mr. Austin relinquished his position with the Company in July 1996.
 (7) Mr. DiMarco became President, Chief Executive Officer and a Director of the Company in July 1995 and relinquished such positions in December 1996.
 (8) Includes moving expenses ($8,815) and automobile allowance ($4,446).

 (9) Consists of severance pursuant to employment agreement.
(10) Consists of moving allowance.

  Employment Agreements

     Albert J. DiMarco. On July 28, 1995, the Company entered into an employment agreement with Albert J. DiMarco with respect to his employment as President and Chief Executive Officer of the Company and its subsidiaries and his service as a Director of the Company. The employment agreement provided for a term of employment ending on December 31, 1997, a compensation package consisting of an initial base annual salary in the amount of $250,000 through December 31, 1995 and a minimum of $275,000 thereafter (subject to annual increases at the discretion of the Board), as well as other miscellaneous benefits (including moving expense, expense allowances, health insurance and potential cash bonuses) and the grant, at the commencement of Mr. DiMarco's employment agreement, of a non-qualified option to acquire 200,000 shares of Common Stock, at an exercise price of $2.28. Pursuant to a Severance, Release and Indemnity Agreement dated January 27, 1997 entered into by Mr. DiMarco and the Company, Mr. DiMarco's employment agreement was terminated, and Mr. DiMarco received a note of the Company in the principal amount of $360,000 payable, in cash or by certified check or wire transfer, through March 31, 1997 in installments equal to his regular salary with the balance payable upon the earlier to occur of (a) the Company obtaining new equity through a rights offering and/or private placement or (b) March 31, 1997. The note was paid in full on February 20, 1997. In addition, pursuant to such agreement options to purchase up to 300,000 shares of Common Stock held by Mr. DiMarco became fully vested and are exercisable until January 27, 1999, and the Indemnity Agreement dated July 28, 1995 between the Company and Mr. DiMarco is to remain in effect.

     Anthony L. Austin. On January 4, 1995, the Company entered into an employment agreement with Anthony L. Austin with respect to his employment as Vice President, Human Resources, Training and Urban Affairs. The employment agreement provided for a term of employment ending on December 31, 1996, a compensation package consisting of an initial base annual salary in the amount of $132,500, as well as other miscellaneous benefits (including moving expense, expense allowances, health insurance and potential cash bonuses) and the grant at the commencement of Mr. Austin's employment agreement of a non-qualified option to acquire 35,000 shares of Common Stock, at an exercise price of $2.19. The option for 35,000 shares was terminated upon termination of Mr. Austin's employment by the Company.

     Stock Option Grants. The following table details individual grants of stock options made in fiscal year ended December 30, 1996 to any of the Named Executive Officers. No grants of stock appreciation rights (SARS) were made in fiscal year ended December 30, 1996. The table also indicates the potential realizable value of each grant of options assuming that the market price of the underlying security appreciates in value from the date of the grant to the end of the option term at the specified annualized rates.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                        INDIVIDUAL GRANTS(1)
                                       -----------------------
                                                    % OF TOTAL                POTENTIAL REALIZABLE VALUE
                                       NUMBER OF     OPTIONS                    AT ASSUMED ANNUAL RATES
                                       SECURITIES    GRANTED                  OF STOCK PRICE APPRECIATION
                                       UNDERLYING       TO       EXERCISE         FOR OPTION TERM(2)
                                        OPTIONS     EMPLOYEES    OR BASE    -------------------------------
                                        GRANTED     IN FISCAL     PRICE     EXPIRATION
NAME                                      (#)          YEAR       ($/SH)       DATE      5% ($)    10% ($)
----                                   ----------   ----------   --------   ----------   -------   --------
C. Thomas Thompson...................    12,000          --          --            --         --         --
James T. Holder......................    90,500         9.3%      $1.53       7/12/06    $87,080   $220,678
Michael T. Welch.....................    80,000         8.2        1.53       7/12/06     76,977    195,074
Albert J. DiMarco....................   100,000        10.2        1.53       7/12/06     96,221    243,843
Anthony L. Austin....................       -0-         -0-          --            --         --         --

---------------

(1) All options were granted pursuant to the 1991 Stock Option Plan, except for those granted to C. Thomas Thompson which were granted prior to the date Mr. Thompson became an employee of the Company. Mr. Thompson's options were granted pursuant to the Director Plan.

(2) The 5% and 10% assumed annual rates of stock price appreciation are provided in compliance with Regulation S-K under the Exchange Act. The Company does not necessarily believe that these appreciation calculations are indicative of actual future stock option values or that the price of the Common Stock will appreciate at such rates.

     Stock Option Exercises and Year End Option Values. No stock options were exercised by any of the Named Executive Officers during fiscal year ended December 30, 1996. The following table details the fiscal year-end value of unexercised options on an aggregated basis for all Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                               VALUE OF
                                                                              NUMBER OF      UNEXERCISED
                                                                             UNEXERCISED     IN-THE-MONEY
                                                                              OPTIONS AT      OPTIONS AT
                                                                              FY-END(#)      FY-END($)(1)
                                                                            --------------   ------------
                                      SHARES ACQUIRED ON   VALUE REALIZED    EXERCISABLE/    EXERCISABLE/
NAME                                     EXERCISE (#)           ($)         UNEXERCISABLE    UNEXERCISABLE
------------------------------------  ------------------   --------------   --------------   ------------
C. Thomas Thompson..................          -0-                -0-          -0-/12,000       -0-/-0-
Albert J. DiMarco...................          -0-                -0-         300,000/-0-     $25,125/-0-
Anthony L. Austin...................          -0-                -0-             -0-             -0-
James T. Holder.....................          -0-                -0-        23,291/76,709     $5,685/-0-
Michael T. Welch....................          -0-                -0-        20,000/80,000     $5,625/-0-
David D. Miller.....................          -0-                -0-        43,062/56,938     $3,722/-0-

---------------

(1) Calculation of the value of unexercised in-the-money options is based upon unexercised options at fiscal year end which have an exercise price below $1.78125, the closing price of the Common Stock as reported on the NMS on December 30, 1997.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information set forth herein briefly describes certain transactions between the Company and certain affiliated parties and/or certain of their relatives. Management of the Company believes that such transactions have been on terms no less favorable to the Company than those that could have been obtained from unaffiliated parties. Any such transactions since November 15, 1991 have been approved by a majority of the Company's disinterested Directors.

     Transactions in which Current Affiliated Parties May Have an Interest. On November 22, 1996, the Company entered into the Restated Credit Agreement with CKE, as agent of the various lenders named therein (the "Lenders"). The Lenders include CKE, Fidelity, C. Thomas Thompson, William P. Foley, II, Burt Sugarman and KCC Delaware Company ("KCC"), a wholly owned subsidiary of GIANT. Pursuant to the Restated Credit Agreement, the Company's primary debt aggregating approximately $35.8 million principal amount, which had been acquired by the Lenders on November 14, 1996, was restructured by, among other things, extending its maturity by one year to July 31, 1999, fixing the interest rate at 13.0% per annum, eliminating or relaxing certain covenants, delaying scheduled principal payments until May 19, 1997 and eliminating $6.0 million in restructuring fees and charges. In connection with the restructuring, the Company issued to the Lenders warrants to purchase an aggregate of 20 million shares of Common Stock at an exercise price of $0.75 per share, the approximate market price of the Common Stock on the day prior to the announcement of the acquisition of the Company's debt by the Lenders. The Lenders specified above received warrants in the following amounts: CKE, 7,350,428; Fidelity, 2,108,262; C. Thomas Thompson, 28,490; William P. Foley, II, 854,700; Burt Sugarman, 712,250; and KCC. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     On February 20, 1997, the Company received $20 million in consideration for issuing an aggregate of 8,771,929 shares of Common Stock for $1.14 per share and 87,719 shares of Preferred Stock for $114.00 per share in a private placement. The purchase price was based upon the closing price ($1.34) of the Common

Stock on December 16, 1996, the day prior to the approval of the transaction by the Board of Directors, less a discount for the fact that such shares are not freely transferable for a one-year period. The purchasers in the private placement included: CKE (6,162,299 shares of Common Stock and 61,636 shares of Preferred Stock); Fidelity (438,596 shares of Common Stock and 4,385 shares of Preferred Stock); C. Thomas Thompson (21,929 shares of Common Stock and 219 shares of Preferred Stock); Terry N. Christensen (21,929 shares of Common Stock and 219 shares of Preferred Stock); William P. Foley, II (219,298 shares of Common Stock and 2,192 shares of Preferred Stock); and Burt Sugarman (54,824 shares of Common Stock and 548 shares of Preferred Stock). The purchasers in the private placement also received certain piggyback and demand registration rights and agreed not to sell any shares of Common Stock received in the private placement in the open market for a one-year period. The Preferred Stock was converted into an aggregate of 9,383,118 shares of Common Stock on August 6, 1997, upon approval by the Company's stockholders of such conversion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, a law firm of which Terry N. Christensen is a partner (see "Management -- Directors and Executive Officers"), has performed legal services for the Company. Such services have related to compliance with securities laws and other business matters.

     Transactions in Which Former Affiliated Parties May Have an Interest. In January 1996, the Company entered into an Agreement for Lease with Option for Asset Purchase with George W. Cook, a Director of the Company until June 1996, in which the Company was granted certain rights for three years in and to a restaurant in Clearwater, Florida. Checkers (a) entered into a sublease for the real property and an equipment lease for the fixed assets at a combined monthly rental of $3,000, and (b) agreed to purchase the inventory located at the Restaurant.

     On December 5, 1995, Checkers of Asheville ("C of A"), a North Carolina corporation in which George W. Cook is the principal officer and shareholder, took possession of three under performing Company restaurants pursuant to a verbal agreement, and entered into Unit Franchise Agreements which provided for waiver of the initial franchise fee but required the payment to the Company of the standard royalty fee. On January 1, 1996, C of A entered into leases for these Restaurants for a term of three years for the land, building and equipment at a monthly rental of: (i) 4% of gross sales during the first year, 6% of gross sales the second year, and a direct pass through of land rent during the third year; (ii) 1% of gross sales payable from and after the fourth month of the lease; and (iii) 3% of gross sales, respectively. Mr. Cook executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreements. Pursuant to Options for Asset Purchase dated January 1, 1996, C of A was granted the option, for a period of three years, to purchase these Restaurants for the greater of (a) 50% of their sales for the prior year, or (b) $350,000 each.

     On July 17, 1995, C of A took possession of two under performing Company Restaurants pursuant to a verbal agreement and entered into franchise agreements which provided for waiver of the initial franchise fee but required the payment to the Company of a royalty fee of 1%, 2% and 3% during the first, second and third years, respectively, and 4% thereafter. On January 1, 1996, C of A entered into leases for these restaurants for a term of three years for (i) the building and equipment at a monthly rental of 1.5%, 3% and 4.5% of gross sales during the first, second and third years respectively, and (ii) the land at a monthly rental of 3% of gross sales for the first year and 4% of gross sales thereafter. Total sums received by the Company in fiscal year ended December 30, 1996 for these restaurant were: (a) $6,351 in royalty fees pursuant to the Unit Franchise Agreement, and (b) $17,500 in rent. Mr. Cook executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreements. Pursuant to Options for Asset Purchase dated January 1, 1996, Checkers of Raleigh ("C of R"), a North Carolina corporation in which George W. Cook is the principal officer and shareholder, was granted the option, for a period of three years, to purchase these Restaurants for the greater of (a) 50% of their sales for the prior year, or (b) $350,000 each.

     Effective as of July 28, 1995, the Company, InnerCityFoods ("ICF"), a joint venture 75% owned by a subsidiary of the Company and 25% owned by La-Van Hawkins, who ceased being a director of the Company January 1996, InnerCityFoods Leasing Company and InnerCityFoods Joint Venture Company (collectively, the "Checkers Parties") and La-Van Hawkins Group, Inc. ("Hawkins Group"), Mr. Hawkins and La-Van Hawkins InnerCityFoods, LLC (collectively, the "Hawkins Parties"), entered into an Asset Purchase Agreement (the "Hawkins Agreement") providing for the purchase of the interest of the Hawkins Parties in ICF, the sale by ICF of its three restaurants in Baltimore, Maryland to the Hawkins Parties, the grant of certain development rights to the Hawkins Parties, and the termination of all of the agreements between the Checkers Parties and the Hawkins Parties relating to the operation of ICF.

     The transactions contemplated by the Hawkins Agreement were consummated on August 15, 1995. On that date, the Company purchased all of the rights, title and interest of Hawkins Group in and to ICF. The component of the purchase price based upon the Net After Tax Earnings of ICF was zero, and the amounts owed by the Hawkins Parties to the Checkers Parties was in excess of the remaining $1,250,000 purchase price. Accordingly, there was no net purchase price payable to the Hawkins Parties by the Company for Hawkins Group's interest in ICF. The Checkers Parties also sold all of their respective rights, titles and interests in the three Baltimore Restaurants to the Hawkins Parties for a purchase price of $4,800,000. The purchase price was paid by the delivery of a promissory note in the amount of $4,982,355, which amount includes the purchase price for the three restaurants, the approximately $107,355 owed by the Hawkins Parties to the Checkers Parties in connection with the operation of ICF that was not offset by the $1,250,000 purchase price for Hawkins Group's interest in ICF, and an advance of $75,000 to the Hawkins Parties which was used primarily to pay closing costs related to the transaction. The note bears interest at a floating rate which is the lesser of 10.5% or .25% above the current borrowing rate of the Company under its primary credit facility. Interest only is payable for the first six months with principal and interest being payable thereafter based on a 15-year amortization rate with the final payment of principal and interest due on August 15, 2002. The note is secured by a pledge of all the assets sold. Royalty fees for the three restaurants are at standard rates provided that the Company will receive an additional royalty fee of 4% on all sales in excess of $1,800,000 per Restaurant.

     The Hawkins Parties were granted development rights for Restaurants in certain defined areas of Baltimore, Maryland, Washington, D.C., Bronx, New York, and Harlem, New York, as well as a right of first refusal for certain territories in California and Virginia. Franchise fees and royalty rates for all Restaurants developed under such development rights will be at standard rates provided that the Company will receive an additional royalty fee of 4% on all sales in excess of $1,800,000 per Restaurant.

     In February 1995, the Company entered into two separate Unit Franchise Agreements for the operation of two Restaurants in North Carolina, with GNB, Inc., a corporation owned by George W. Cook, Norma Cook and Michael Perez, his wife and her son, which agreements provided for payment to the Company of the standard royalty fee. The Restaurants were existing Restaurants purchased by Mr. Cook from the prior franchisee, and the agreements provide for the franchise fee to be waived. In connection with the transaction, Mr. Cook executed a continuing guaranty, which guaranty provides for the personal guaranty of Mr. Cook of all obligations of the franchisee under the franchise agreement. Total royalty fees received by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant these agreements were $37,295 and 47,965, respectively.

     The Company incurred approximately $105,000 and $334,000, respectively, of expenses for services provided by the law firm of MacFarlane Ausley Ferguson & McMullen in 1995 and 1994, respectively. The firm continues to provide legal services to the Company. Harry S. Cline, a Director of the Company from 1991 until June 1996, is a partner in the firm.

     In July 1993, the Company entered into an Area Development Agreement with New Iberia Drive-In, Inc. ("New Iberia"), a corporation in which the cousin of Herbert G. Brown, a Director of the Company until April 1996, was the sole shareholder. The agreement was transferred in November 1993 from New Iberia to Walker-LA Louisiana Partnership, a Louisiana general partnership in which that cousin and Mr. Brown's son-in-law each hold a 50% ownership interest. The agreement provides for the payment to the Company of the standard development fee, a standard franchise fee per Restaurant and payment of standard royalty fees. Six Unit Franchise Agreements have been granted pursuant to the agreement in the names of various entities in which the cousin and son-in-law each hold a 50% ownership interest. Total royalty fees received by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to these Unit Franchises Agreements were $193,582 and $187,165, respectively.

     In December 1993, the Company sold one of its restaurants in Ft. Lauderdale, Florida, to Dania-Auger, Inc., a Florida corporation in which the father-in-law of Jared D. Brown, formerly a beneficial owner of more than 5% of the Common Stock and a Director of the Company until June 1996, is the principal officer and stockholder. The sales price was $905,000 and the Company received $705,000 in cash and a promissory note for $200,000. A gain of approximately $470,000 was recognized by the Company. The term of the promissory note was for two years bearing interest at prime plus 2% with interest only payments due quarterly and one balloon principal payment due on or before December 31, 1995. Dania-Auger is currently negotiating for the sale of the Restaurant to another franchisee. The Company agreed to extend the term of the note to the earlier of May 31, 1996 or the date the Restaurant is sold. The note, which remains outstanding, is secured by property in Broward County, Florida. Total royalty fees received by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to the Unit Franchise Agreement for the Restaurant were $31,378 and $24,652, respectively.

     In January 1992, the Company entered into a Unit Franchise Agreement for the operation of a single Restaurant in the Clearwater, Florida area with George
W. Cook, Norma Cook and Michael Perez, his wife and her son, which agreement provided for payment to the Company of a standard $25,000 franchise fee and a standard royalty fee of 4% of sales. In connection with the transaction, Mr. Cook and Mr. Perez executed a continuing guaranty, which guaranty provides for the personal guaranty of each of the individuals of all obligations of the franchisee under the franchise agreement. Total sums received in royalty fees by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to the Unit Franchise Agreement were $37,461 and $23,674, respectively.

     In September 1991, the Company entered into a Unit Franchise Agreement for the operation of a single Restaurant in Dania, Florida, with Dania-Auger, Inc., a Florida corporation in which Paul Auger, the father-in-law of Jared D. Brown, is the principal officer and stockholder. The Unit Franchise Agreement provided for payment to the Company of a standard $25,000 franchise fee and a standard royalty fee of 4% of sales. In connection with the transaction, Mr. Auger and his wife, Donna Auger, executed a continuing guaranty, which guaranty provides for the personal guaranty of both of the individuals of all obligations of the franchisee under the franchise agreement. Total sums received in royalty fees by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to the unit franchise agreement were $31,286 and $26,584, respectively.

     In March 1990, a general partnership was formed between the Company (50% interest) and GNC Investments, Inc. (50% interest), a Florida corporation ("GNC") in which George W. Cook is the principal officer and stockholder, for the purpose of owning and operating a joint venture Restaurant in Clearwater, Florida. The term of the partnership agreement was for 30 years unless sooner terminated by the affirmative vote of a majority of the partners. The Company was required to operate the Restaurant and was entitled to receive a royalty fee of 2% of sales. In the event of the death of George W. Cook, the partnership was required to pay the Company a management fee of 2.5% and a royalty fee of 4%, respectively, of sales. On December 31, 1993, the Company sold its 50% partnership interest to GNC for $422,000 and recognized a gain of $200,218. GNC assumed all liabilities of the Company for any partnership obligations, and entered into a standard form Unit Franchise Agreement with the Company. A Management Agreement was signed on December 31, 1993, between the Company and GNC whereby the Company agreed to manage the operations of the Restaurant until the earlier of such date that GNC has hired a management team for such Restaurant or April 30, 1994. GNC reimbursed the Company for all of its out-of-pocket expenses in managing and operating the Restaurant during such period. On January 1, 1996, the Company leased the Restaurant and subleased the real property from GNC for a combined monthly rental of $3,000. Total sums received by the Company in fiscal years ended January 1, 1996 and December 30, 1996 pursuant to the unit franchise agreement were $14,082 and $2,285 in royalty fees, respectively.

     In May 1989 and March 1990, the Company entered into joint ventures (50% interest) and a Florida corporation (50% interest) owned 100% and equally by Donna M. Brown-McMullen and her husband Thomas W. McMullen. The joint ventures own and operate Restaurants in Clearwater, Florida. The term of each agreement is for 30 years unless sooner terminated by the affirmative vote of a majority of the partners. The Company is required to operate the Restaurants and is entitled to receive royalty fees of 2% and 4% and a management fee of 2.5% and 0% of sales, respectively. The partnership agreement contains certain restrictions on transfer of partnership interests and rights of first refusal in favor of each of the partners. Total fees received by the Company from the partnership in fiscal years ended January 1, 1996 and December 30, 1996 were $102,835 and $43,882, respectively. Donna M. Brown-McMullen is the daughter of Herbert G. Brown.

            PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP MANAGEMENT

     The following table sets forth, as of June 16, 1997, information as to: (a) the beneficial ownership of the Company's Common Stock and Preferred Stock by
(i) each person serving the Company as a Director on such date and each nominee for Director, (ii) each person who qualifies as a "named executive officer" as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act, and (iii) all of the Directors and executive officers of the Company as a group; and (b) the beneficial ownership of the Company's Common Stock by each person known to the Company as having beneficial ownership of more than 5% of the Company's Common Stock.

                                                    COMMON STOCK               PREFERRED STOCK
                                              -------------------------    ------------------------
                                              NUMBER OF      PERCENT OF    NUMBER OF     PERCENT OF
NAME                                          SHARES(1)       CLASS(2)     SHARES(1)      CLASS(3)
----                                          ----------     ----------    ----------    ----------
C. Thomas Thompson..........................     210,419(4)        *           219             *
James T. Holder.............................     123,291(5)        *            --            --
Michael T. Welch............................      23,333(5)        *            --            --
Albert J. DiMarco...........................     300,000(5)        *            --            --
Anthony L. Austin...........................         -0-          --            --            --
Terry N. Christensen........................      31,929           *           219             *
Frederick E. Fisher.........................       5,800(5)        *            --            --
William P. Foley, II........................   1,073,998(6)      1.7%        2,192(7)        2.5%
Clarence V. McKee...........................       3,400           *            --            --
Burt Sugarman...............................     767,075(8)      1.2%          548(9)         --
Jean Giles Wittner..........................         -0-          --            --            --
All Directors and executive officers as a
  group (14 persons)........................            (10)     5.0%        3,178           3.6%
Name and Address of 5%
Beneficial Owner
CKE Restaurants, Inc.
1700 N. Harbor Blvd.

Anaheim, California 92801...................  13,512,727(11)        19.9%

---------------

  *  Less than 1%
 (1) Based upon information furnished to the Company by the named persons and information contained in filings with the Commission. Under the rules of the Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or which the person has the right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the named persons have sole voting and investment power with respect to their respective shares. Excludes shares of Common Stock which will be received upon conversion of the Preferred Stock if such conversion is approved by the Company's stockholders.
 (2) Based on 60,749,933 shares of Common Stock outstanding as of June 16, 1997. Shares of Common Stock subject to options or warrants exercisable within 60 days are deemed outstanding for computing the percentage of class of the persons holding such options or warrants but are not deemed outstanding for computing the percentage of class for any other person.
 (3) Based on 87,719 shares of Preferred Stock outstanding as of June 16, 1997.
 (4) Includes 160,000 shares subject to options and 28,490 shares subject to warrants exercisable on or prior to August 15, 1997.
 (5) Shares subject to stock options exercisable on or prior to August 15, 1997.
 (6) Includes 854,700 Shares subject to warrants exercisable prior to August 15, 1997; but excludes 438,596 shares held by Fidelity and 2,108,262 shares subject to exercisable warrants held by Fidelity and 6,161,299 shares held by CKE and 7,350,423 shares subject to warrants exercisable prior to August 15, 1997 held by CKE, all as to which Mr. Foley disclaims beneficial ownership. Mr. Foley is the Chairman of the Board and Chief Executive Officer of Fidelity and CKE, and he owns 20.3% of the outstanding common stock of Fidelity. A limited partnership whose general partner is controlled by Mr. Foley owns 15.8% of the outstanding common stock of CKE, and Fidelity owns 2.2% of the outstanding common stock of CKE. Mr. Foley may be deemed to be a controlling person of CKE and Fidelity.
 (7) Excludes 4,385 shares held by Fidelity and 61,636 shares held by CKE, all as to which Mr. Foley disclaims beneficial ownership. (See Note 9.)
 (8) Includes 712,251 shares subject to warrants exercisable prior to August 15, 1997. Excludes 131,578 shares and 13,157 shares held by Mr. Sugarman's spouse and by his son, respectively, and 200,000 shares held by GIANT, of which Mr. Sugarman is Chairman of the Board, President and Chief Executive Officer, as to which Mr. Sugarman disclaims beneficial ownership.
 (9) Excludes 1,315 shares and 131 shares held by Mr. Sugarman's spouse and by his son, respectively, as to which Mr. Sugarman disclaims beneficial ownership.
(10) Includes 548,561 shares subject to stock options exercisable on or prior to August 15, 1997, for other executive officers not listed above.
(11) Includes 7,350,428 shares subject to warrants exercisable on or prior to August 15, 1997.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock, $.001 par value per share (the "Common Stock"), and (ii) 2,000,000 shares of preferred stock, $.001 par value per share. The Company has had, and may in the future have from time to time, discussions with franchisees and others concerning the possible acquisition of Restaurants using Common Stock as consideration. The Company has entered into agreements with the holders of other subordinated promissory notes of the Company, pursuant to which the Company will issue Common Stock in payment of all outstanding principal due under the notes. See "Risk Factors -- Proposed Acquisition of Certain Notes" and "Risk Factors -- Shares Eligible for Future Issuance and Sale" and "The Transaction."

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the holders of preferred stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution. The Common Stock has no preemptive rights and no subscription or redemption privileges. The Common Stock does not have cumulative voting rights, which means the holder or holders of more than half the shares voting for the election of Directors can elect all the Directors then being elected. All the outstanding shares of Common Stock are, and the shares to be issued in the Transaction when issued will be, fully paid and not liable for further call or assessment.

PREFERRED STOCK

     The Company is authorized to issue 2,000,000 shares of preferred stock. The preferred stock may be issued from time to time in one or more series, and the Board of Directors is authorized to fix the dividend rights, dividend rates, any conversion or exchange rights, any voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences and any other rights, preferences, privileges and restrictions of any series of preferred stock and the number of shares constituting such series and the designation thereof. The Company has no present plans to issue any shares of preferred stock. Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon payment of dividends and other distributions to the holders of Common Stock.

DIRECTORS' LIABILITY

     As authorized by the Delaware General Corporation Law ("DGCL"), the Restated Certificate limits the liability of Directors to the Company for monetary damages. The effect of this provision in the Restated Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a Director for breach of fiduciary duty as a Director (including breaches resulting from negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a Director's fiduciary duty. These provisions will not alter the liability of Directors under federal securities laws.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the provisions of Section 203 of the DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "Interested Stockholder" for a period of three years from the date that such person became an Interested Stockholder unless: (a) the transaction resulting in a person's becoming an Interested Stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an Interested Stockholder, (b) the Interested Stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an Interested Stockholder (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (c) on or after the date the person becomes an Interested Stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the Interested Stockholder. An "Interested Stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Certain provisions of the Restated Certificate and the By-laws of the Company (the "By-laws") could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders.

RESTATED CERTIFICATE OF INCORPORATION

     Classified Board of Directors. The Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year.

     The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors, because the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board will be enhanced by staggered three-year terms.

     The classified board provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote. See "Number of Directors; Removal" below.

     Special Meetings of the Stockholders. The Restated Certificate prohibits the taking of stockholder action by written consent without written consent without a meeting. The Restated Certificate provides that special meetings of stockholders of the Company may be called only by the Chairman, the President or by a majority of the members of the Board of Directors. Furthermore, if a proposal requiring stockholder action is made by or on behalf of an Interested Stockholder or a Director affiliated with an Interested Stockholder or where an Interested Stockholder otherwise seeks action requiring stockholder approval, the affirmative vote of a majority of the Continuing Directors (Directors who are not affiliates or associates of an Interested Stockholder and were Directors before such person became an Interested Stockholder and any successor of a Continuing Director who was approved by a majority of the Continuing Directors) will also be required to call a special meeting of stockholders. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors. The term "Interested Stockholder" generally means any person (other than a stockholder who was a stockholder prior to August 27, 1991) who is a beneficial owner of or has announced a plan to acquire 10% or more of the outstanding shares of capital stock entitled to vote on matters generally submitted to stockholders ("Voting Stock") and an Affiliate or Associate (other than a stockholder who was a stockholder prior to August 27, 1991) which, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the outstanding Voting Stock.

     Special Voting Requirements for Certain Transactions. The Restated Certificate provides that (i) any merger or consolidation of the Company or any subsidiary with (a) any Interested Stockholder or (b) any other corporation which is, or after such merger or consolidation would be, and affiliate or associate of an Interested Stockholder, (ii) if any sale, lease or other disposition to or with or on behalf of any Interested Stockholder or any affiliate or associate of any Interested Stockholder of 5% of the book value of the total assets of the Company or 5% of stockholders' equity, (iii) certain liquidations or dissolutions of the Company and any proposal to amend the Restated Certificate made on behalf of an Interested Stockholder or any affiliate or associate of an Interested Stockholder or (iv) certain reclassifications and recapitalizations or other transactions that have the effect of increasing an Interested Stockholder's proportionate share of the Company's capital stock (collectively "Business Combinations") require, subject to certain exceptions, the affirmative vote of the holders of at least 80% of the Voting Stock.

     The above requirements generally do not apply to a Business Combination approved by a disinterested majority of the Continuing Directors if certain other requirements are met. Such other requirements are designed to provide an incentive to an Interested Stockholder to treat the stockholders within a class equally, to discourage discriminatory two-tiered transactions and to encourage an Interested Stockholder to furnish timely information regarding such Business Combination.

     Amendment of Certain Provisions of the Restated Certificate. The Restated Certificate generally requires the affirmative vote of the holders of at least 80% of the outstanding Voting Stock in order to amend its provisions, including any provisions concerning (i) the classified board, (ii) the amendment of the By-laws, (iii) any proposed compromise or arrangement between the Company and its creditors, (iv) the authority of the stockholders to act by written consent,
(v) the liability of Directors, (vi) certain business combinations and (vii) the required vote to amend the Restated Certificate. These voting requirements will make it more difficult for stockholders to make changes in the Restated Certificate which would be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least an 80% stockholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Restated Certificate.

     Number of Directors; Removal. The Restated Certificate provides that the Board of Directors will consist of between five and fifteen members, the exact number to be fixed from time to time by resolution adopted by a majority of the Directors then in office. The Company currently has eight directors and no vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Restated Certificate provides that Directors of the Company may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of Voting Stock. Additionally, if the proposal to remove a Director is made by or on behalf of an Interested Stockholder, removal will also require the affirmative vote of holders of a majority of Disinterested Shares (shares of Voting Stock held by stockholders other than any Interested Stockholder by or for whom a proposal to remove a Director is made). These provisions will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filing the vacancies created by such removal with its own nominees.

BY-LAWS

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as Director as well as for other stockholder proposals to be considered at stockholders' meetings.

     Notice of stockholder proposals and Director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the Directors are to be elected. To be timely, notice must be received at the principal executive offices of the Company (a) in the case of an annual meeting, not less than 60 nor more than 90 days prior to the meeting of stockholders; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or make to the stockholders, notice by the stockholder in order be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing Directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

     A stockholders' notice to the Secretary (a) with respect to a stockholder proposal, shall set forth as to each matter the stockholder proposes to bring before the meeting, (ii) the reasons for conducting such business at the meeting, (iii) the name and record address of the stockholder proposing such business; (iv) the class or series and number of shares of the Company which are owned beneficially or of record by such stockholder, (v) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (vi) a representation that such stockholder intends to appear in person or by prosy at the annual meeting to bring such business before the meeting; and (b) with respect to a Director nomination, shall set forth (i) certain information about the nominee, (ii) the consent of the nominee to serve as a Director if elected, (iii) the name and record address of the nominating stockholder, (iv) the class or series and number of shares of the Company which are beneficially owned by such stockholder, (v) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person pursuant to which the nominations are to be made,
(vi) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named and (vii) certain other information.

     The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

     Amendment to By-law Provisions. The Restated Certificate provides that the By-laws are subject to adoption, amendment, repeal or rescission either by (a) a majority of the authorized number of Directors and, if one or more Interested Stockholder exists, by a majority of the Directors who are Continuing Directors or (b) the affirmative vote of the holders of not less than 80% of the outstanding shares of Voting Stock and, if such adoption, amendment, or repeal or rescission is proposed by or on behalf of an Interested Stockholder or a Director affiliated with and Interested Stockholder, by a majority of the Disinterested Shares. These provisions will make it more difficult for stockholders to make changes in the By-laws. The 80% vote will allow the holders of a minority of the voting securities to prevent the holders of a majority or more of voting securities from amending the By-laws.

TRANSFER AGENT AND REGISTRAR

     Chase Mellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey, is the Transfer Agent and Registrar for the Common Stock.

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby and certain other legal matters in connection with this offering are being passed upon for the Company by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California, counsel for the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of Checkers Drive-In Restaurants, Inc. and subsidiaries as of December 30, 1996 and January 1, 1996 and for each of the years in the three-year period ended December 30, 1996, included herein and elsewhere in the Registration Statement, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Report of Auditors....................................................................  F-2
Consolidated Balance Sheets -- December 30, 1996 and January 31, 1996.................  F-3
Consolidated Statements of Operations -- Years ended December 30, 1996, January 1,
  1996 and January 2, 1995............................................................  F-4
Consolidated Statements of Stockholders' Equity -- Years ended December 30, 1996,
  January 1, 1996 and January 2, 1995.................................................  F-5
Consolidated Statements of Cash Flows -- Years ended December 30, 1996, January 1,
  1996 and January 2, 1995............................................................  F-6
Notes to Consolidated Financial Statements -- Years ended December 30, 1996, January
  1, 1996 and January 2, 1995.........................................................  F-8
Schedule VIII -- Valuation Accounts...................................................  F-30
Condensed Consolidated Balance Sheets -- June 16, 1997 and December 30, 1996..........  F-31
Condensed Consolidated Statements of Operations -- Two Quarters ended June 16, 1997 and June 17, 1996...................................................................  F-32
Condensed Consolidated Statements of Cash Flows -- Two Quarters ended June 16, 1997 and June 17, 1996...................................................................  F-33
Notes to Condensed Consolidated Financial Statements..................................  F-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Checkers Drive-In Restaurants, Inc. and Subsidiaries:

     We have audited the consolidated financial statements of Checkers Drive-In Restaurants, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in Item 14. These consolidated financial statements and financial statement schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above presently fairly, in all material respects, the financial position of Checkers Drive-In Restaurants, Inc. and subsidiaries as of December 30, 1996 and January 1, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG Peat Marwick LLP

Tampa, Florida
March 3, 1997

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 30,    JANUARY 1,
                                                                  1996           1996
                                                              ------------   ------------
                                         ASSETS
CURRENT ASSETS:
Cash and cash equivalents
  Restricted................................................  $  1,505,000   $    687,500
  Unrestricted..............................................     1,551,493      2,676,296
Accounts receivable.........................................     1,544,137      1,942,544
Notes receivable............................................       214,063      2,885,962
Inventory...................................................     2,260,945      3,161,996
Property and equipment held for resale......................     7,607,879      4,338,964
Income taxes receivable.....................................     3,514,188      3,272,594
Deferred loan costs -- (note 1).............................     2,451,551             --
Prepaid expenses and other current assets...................       305,721      1,368,532
                                                              ------------   ------------
         Total Current Assets...............................    20,954,977     20,334,388
Property and equipment, at cost, net of accumulated
  depreciation and amortization (note 2)....................    98,188,550    119,949,100
Note receivable from related party (note 6).................            --      5,182,355
Goodwill and non-compete agreements, net of accumulated
  amortization of $4,186,132 in 1996 and $3,211,665 in 1995
  (note 6)..................................................    12,283,789     17,019,078
Deferred income taxes (note 4)..............................            --      3,358,000
Deferred loan costs -- less current portion (note 1)........     3,899,820             --
Deposits and other noncurrent assets........................       782,694        975,996
                                                              ------------   ------------
                                                              $136,109,830   $166,818,917
                                                              ============   ============
                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term debt (note 3)....................................  $  2,500,000   $  1,000,000
Current installments of long term debt (note 3).............     9,589,233     13,170,619
Accounts payable............................................    15,142,249     10,536,745
Accrued wages, salaries, and benefits.......................     2,527,993      2,637,830
Reserve for restructuring, Restaurant relocations and
  abandoned sites (note 8)..................................     3,799,770      2,290,223
Accrued liabilities.........................................    13,784,309     13,652,230
Deferred franchise fee income...............................       336,919        300,000
                                                              ------------   ------------
         Total current liabilities..........................    47,680,473     43,587,647
Long-term debt, less current installments (note 3)..........    39,905,987     38,090,278
Deferred franchise fee income...............................       465,500        763,000
Minority interests in joint ventures........................     1,454,672        549,255
Other noncurrent liabilities................................     6,262,813      3,852,729
                                                              ------------   ------------
         Total liabilities..................................    95,769,445     86,842,909
                                                              ------------   ------------
STOCKHOLDERS' EQUITY (NOTE 7):
Preferred stock, $.001 par value, Authorized 2,000,000
  shares, no shares outstanding.............................            --             --
Common stock, $.001 par value, authorized 100,000,000
  shares, 51,768,480 issued and outstanding at December 30,
  1996 and 51,528,480 at January 1, 1996....................        51,768         51,528
Additional paid-in capital..................................    90,339,098     90,029,213
Warrants (notes 7 and 10)...................................     9,463,132      3,000,000
Retained (deficit) earnings.................................   (59,113,613)   (12,704,733)
                                                              ------------   ------------
                                                                40,740,385     80,376,008
Less treasury stock, at cost, 578,904 shares................       400,000        400,000
                                                              ------------   ------------
Net stockholders' equity....................................    40,340,385     79,976,008
                                                              ------------   ------------
Commitments and related party transactions (notes 5 and
  9)........................................................  $136,109,830   $166,818,917
                                                              ============   ============

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
       YEARS ENDED DECEMBER 30, 1996, JANUARY 1, 1996 AND JANUARY 2, 1995

                                                                   FISCAL YEARS ENDED
                                                       ------------------------------------------
                                                       DECEMBER 30,    JANUARY 1,     JANUARY 2,
                                                           1996           1996           1995
                                                       ------------   ------------   ------------
REVENUES:
  Net Restaurant sales...............................  $155,392,311   $178,744,335   $194,921,500
  Royalties..........................................     7,436,720      7,606,060      6,917,688
  Franchise fees.....................................       929,662        960,769      1,876,750
  Modular restaurant packages........................     1,201,624      2,994,285     11,398,642
                                                       ------------   ------------   ------------
          Total revenues.............................   164,960,317    190,305,449    215,114,580
                                                       ------------   ------------   ------------
COSTS AND EXPENSES:
  Restaurant food and paper costs....................    54,706,940     63,726,528     69,171,769
  Restaurant labor costs.............................    57,301,817     58,245,114     58,771,755
  Restaurant occupancy expenses......................    12,926,386     11,562,191      9,743,089
  Restaurant depreciation and amortization...........     8,847,663     10,649,982     12,334,119
  Advertising expense................................     7,420,414      8,086,874      7,932,986
  Other restaurant operating expenses................    15,345,252     15,565,453     15,133,639
  Cost of modular restaurant package revenues........     1,703,623      4,853,502     10,484,926
  Other Deprecation and amortization.................     4,325,517      4,044,290      2,796,088
  Selling general and administrative expenses........    20,189,965     24,215,251     21,875,325
  Impairment of long-lived assets (notes 1 and 8)....    15,281,745     18,935,190             --
  Losses on assets to be disposed of (note 8)........     7,131,639      3,192,000      9,140,000
  Loss Provisions (note 8)...........................     1,991,295      4,445,000      5,631,000
                                                       ------------   ------------   ------------
          Total cost and expenses....................   207,172,256    227,521,375    223,014,696
                                                       ------------   ------------   ------------
          Operating loss.............................   (42,211,939)   (37,215,926)    (7,900,116)
                                                       ------------   ------------   ------------
Other income (expense)
     Interest income.................................       677,995        674,119        325,614
     Interest expense................................    (6,232,761)    (5,724,242)    (3,564,454)
                                                       ------------   ------------   ------------
  Loss before minority interest, and income tax
     expense (benefit)...............................   (47,766,705)   (42,266,049)   (11,138,956)
  Minority interest in (losses) earnings.............    (1,508,825)      (191,575)       185,298
                                                       ------------   ------------   ------------
  Loss before income tax expense (benefit)...........   (46,257,880)   (42,074,474)   (11,324,254)
  Income tax expense (benefit) (note 4)..............       151,000     (8,855,000)    (4,573,000)
                                                       ------------   ------------   ------------
Net Loss.............................................  $(46,408,880)  $(33,219,474)  $ (6,751,254)
                                                       ============   ============   ============
Net loss per common share............................  $       (.90)  $       (.65)  $       (.14)
                                                       ============   ============   ============
Weighted average number of common shares
  outstanding........................................    51,698,480     50,903,238     49,464,023
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
       YEARS ENDED DECEMBER 30, 1996, JANUARY 1, 1996 AND JANUARY 2, 1995

                                             ADDITIONAL                                                NET
                                   COMMON      PAID-IN                    RETAINED     TREASURY    STOCKHOLDERS
                                    STOCK      CAPITAL      WARRANTS      EARNINGS       STOCK        EQUITY
                                   -------   -----------   ----------   ------------   ---------   ------------
Balance at, December 31, 1993....  $48,641   $83,356,420   $       --   $ 27,265,995   $(400,000)  $110,271,056
Issuance of 884,208 shares of
  common stock at $5.77 to $6.28
  per share to acquire
  Restaurants....................      884     5,427,998           --             --          --      5,428,882
Issuance of 664,045 shares of
  common stock as consideration
  for Restaurant acquisitions
  (note 6).......................      664       237,238           --             --          --        237,902
Net loss.........................       --            --           --     (6,751,254)         --     (6,751,254)
                                   -------   -----------   ----------   ------------   ---------   ------------
Balance at, January 2, 1995......   50,189    89,021,656            0     20,514,741    (400,000)   109,186,586
Issuance of 178,273 shares of
  common stock at $2.24 per share
  to acquire territory rights....      178       399,822           --             --          --        400,000
Issuance of 118,740 shares of
  common stock at $2.20 per share
  to acquire a promotional
  apparel company................      119       260,590           --             --          --        260,709
Issuance of 126,375 shares of
  common stock at $2.19 per share
  to acquire a Restaurant........      126       276,347           --             --          --        276,473
Issuance of 907,745 shares of
  common stock as consideration
  for Restaurant acquisition
  (note 6).......................      908        54,806           --             --          --         55,714
Issuance of 8,377 shares of
  common stock at $1.91 per share
  to pay consulting fees.........        8        15,992           --             --          --         16,000
Warrants issued in settlement of
  litigation.....................       --            --    3,000,000             --          --      3,000,000
Net Loss.........................       --            --           --    (33,219,474)         --    (33,219,474)
                                   -------   -----------   ----------   ------------   ---------   ------------
Balance at, January 1 1996.......   51,528    90,029,213    3,000,000    (12,704,733)   (400,000)    79,976,008
Issuance of 200,000 shares of
  common stock at $1.14 as
  payment on long-term debt......      200       221,925           --             --          --        222,125
Issuance of 40,000 shares of
  common stock at $1.19 per share
  to consulting fees.............       40        47,460           --             --          --         47,500
Warrants issued to investor
  group..........................       --            --    6,463,132             --          --      6,463,132
Employee stock options vested
  upon severance.................       --        40,500           --             --          --         40,500
Net loss.........................       --            --           --    (46,408,880)         --    (46,408,880)
                                   -------   -----------   ----------   ------------   ---------   ------------
Balance at, December 30, 1996....  $51,768   $90,339,098   $9,463,132   $(59,113,613)  $(400,000)  $ 40,340,385
                                   =======   ===========   ==========   ============   =========   ============

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
       YEARS ENDED DECEMBER 30, 1996, JANUARY 1, 1996 AND JANUARY 2, 1995

                                                                   FISCAL YEAR ENDED
                                                       ------------------------------------------
                                                       DECEMBER 30,    JANUARY 1,     JANUARY 2,
                                                           1996           1996           1995
                                                       ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Earnings (Loss)................................  $(46,408,880)  $(33,219,474)  $ (6,751,254)
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Deprecation and amortization....................    13,173,180     14,694,273     15,130,208
     Impairment of long-lived assets.................    15,281,745     18,935,190             --
     Provision for losses on assets to be disposed
       of............................................     7,131,639      3,192,000      9,140,000
     Provision for bad debt..........................     1,310,818      2,261,196        846,521
     Deferred loan cost amortization.................     1,300,081             --             --
     Loss Provisions.................................     1,991,295      3,800,000      4,669,847
     (Gain) loss on sale of property & equipment.....       (74,580)       125,816         68,375
     Minority interests in (losses) earnings.........    (1,508,825)      (191,575)       185,298
     Other...........................................            --             --        237,902
  Change in assets and liabilities:
     Increase in receivables.........................      (474,386)    (1,125,719)      (592,568)
     Decrease in notes receivables...................     3,011,825             --             --
     Decrease (Increase) in inventory................       370,590       (588,445)      (524,328)
     (Increase) Decrease in costs and earnings in
       excess of billings on uncompleted contracts...       (24,793)     1,041,847         70,872
     Increase in income tax receivable...............      (241,594)    (1,712,595)      (423,671)
     Decrease (Increase) in deferred income tax
       assets........................................     3,358,000     (3,358,000)            --
     (Increase) decrease in prepaid expenses.........       (89,972)       447,445     (4,477,970)
     Increase in deposits and other noncurrent
       assets........................................      (309,088)      (103,203)    (1,248,738)
     Increase (decrease) in accounts payable.........     4,272,963     (2,810,879)    (3,339,470)
     Increase in accrued liabilities.................     2,526,157      4,457,293      3,483,562
     (Decrease) increase in deferred income..........      (260,581)       205,500       (448,000)
     Decrease in deferred income taxes liabilities...            --     (2,540,000)    (3,701,000)
                                                       ------------   ------------   ------------
          Net cash provided by operating
            activities...............................     4,335,594      3,510,670     12,325,586
                                                       ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............................    (4,240,449)    (2,876,491)   (34,763,515)
  Proceeds from sale of assets.......................     1,812,625      5,502,347     15,372,000
  Increase in goodwill and noncompete agreements.....        (3,875)            --       (156,206)
  Acquisitions of companies, net cash paid...........      (200,000)       (64,389)    (1,085,054)
                                                       ------------   ------------   ------------
          Net cash provided by (used in) investing
            activities...............................  $ (2,631,699)  $  2,561,467   $(20,632,775)
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
       YEARS ENDED DECEMBER 30, 1996, JANUARY 1, 1996 AND JANUARY 2, 1995

                                                                      FISCAL YEAR ENDED
                                                         --------------------------------------------
                                                         DECEMBER 30,                     JANUARY 2,
                                                             1996       JANUARY 1, 1996      1995
                                                         ------------   ---------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of short-term debt-net........  $ 1,500,000       $  1,000,000   $        --
  Proceeds from issuance of long-term debt.............           --          4,183,195            --
  Borrowing on notes note payable to banks.............           --                 --    18,000,000
  Repayments on notes payable to banks.................           --                 --    (7,250,000)
  Principal payments on long-term debt.................   (3,584,309)       (11,239,365)   (2,097,525)
  Proceeds from investment by minority interest........      285,000                 --            --
  Distributions to minority interest...................     (211,889)          (163,696)     (273,240)
                                                         -----------       ------------   -----------
          Net cash provided by (used in) financing
            activities.................................   (2,011,198)        (6,219,866)    8,379,235
                                                         -----------       ------------   -----------
          Net increase (decrease) in cash..............     (307,303)          (147,729)       72,046
CASH AT BEGINNING OF PERIOD............................    3,363,796          3,511,525     3,439,479
                                                         -----------       ------------   -----------
CASH AT END OF PERIOD..................................    3,056,493          3,363,796     3,511,525
                                                         ===========       ============   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid........................................    5,842,109          5,065,292     3,662,963
  Income taxes paid....................................           --            182,121       242,000
  Note received on sale of assets......................           --          4,982,355            --
  Capital lease obligations incurred...................      225,000          5,000,000       887,048
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Acquisitions of companies:
     Fair value of assets acquired.....................    9,902,452          3,045,758    12,637,201
     Receivables forgiven..............................   (5,429,459)                --            --
     Reversal of deferred gain.........................    1,421,517                 --            --
     Liabilities assumed...............................   (5,694,510)        (1,988,476)   (6,123,265)
     Stock issued......................................           --           (992,893)   (5,428,882)
                                                         -----------       ------------   -----------
          Total cash paid for the net assets
            acquired...................................      200,000             64,389     1,085,054
                                                         ===========       ============   ===========
  Stock issued for repayment of debt...................      228,125                 --            --
                                                         ===========       ============   ===========
  Stock issued for payment of consulting fees..........  $    47,500       $         --   $        --
                                                         ===========       ============   ===========

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 30, 1996, JANUARY 1, 1996, AND JANUARY 2, 1995

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) PURPOSE AND ORGANIZATION. The principal business of Checkers Drive-In Restaurants, Inc. (the "Company") is the operation and franchising of Checkers Restaurants. At December 30, 1996, there were 478 Checkers Restaurants operating in 23 different states, the District of Columbia, and Puerto Rico. Of those Restaurants, 232 were Company-operated (including thirteen joint ventures) and 246 were operated by franchisees. The accounts of the joint ventures have been included with those of the Company in these consolidated financial statements.

     The consolidated financial statements also include the accounts of all of the Company's subsidiaries, including Champion Modular Restaurant Company, Inc. ("Champion"). Champion manufactures Modular Restaurant Packages primarily for the Company and franchisees. Effective February 15, 1994, Champion was merged into the Company and is currently operated as a division. Intercompany balances and transactions have been eliminated in consolidation and minority interests have been established for the outside partners' interests.

     As of January 1, 1994, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will generally end on the Monday closest to December 31st. Each quarter consists of three 4-week periods with the exception of the fourth quarter which consists of four 4-week periods.

     (b) ACCOUNTING CHANGE. As discussed in Note 7, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation".

     (c) REVENUE RECOGNITION. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own and operate Checkers Restaurants. Area development franchise fees are based on the number of potential Restaurants in a specific area which the franchisee agrees to develop pursuant to the terms of the Area Development Agreement between the Company and the franchisee and are recognized as income on a pro-rata basis when substantially all of the Company's obligations per location are satisfied (generally at the opening of a Restaurant). Both franchise fees and area development franchise fees are non-refundable. Franchise fees and area development franchises fees received prior to the substantial completion of the Company's obligations are deferred.

     The Company receives royalty fees from franchisees, generally in the amount of 4% of each Restaurant's revenues. Royalty fees are recognized as earned.

     Champion recognizes revenues on the percentage-of-completion method, measured by the percentage of costs incurred to the estimated total costs of the contract.

     (d) CASH AND CASH EQUIVALENTS. The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

     (e) RECEIVABLES. Receivables consist primarily of royalties due from franchisees and receivables from the sale of Modular Restaurant Packages. Allowances for doubtful receivables was $2,216,836 at December 30, 1996 and $1,357,938 at January 1, 1996.

     (f) INVENTORY. Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market.

     (g) PRE-OPENING COSTS. Pre-opening costs are deferred and amortized over 12 months commencing with a Restaurant's opening. Such costs totalled $14,133 at December 30,1996 and $161,234 at January 1, 1996.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (h) DEFERRED LOAN COSTS. Deferred loan costs of $6,805,677 incurred in connection with the Company's November 22, 1996 restructure of its primary credit facility (see Notes 3 and 10) are being amortized on the effective interest method.

     (i) PROPERTY AND EQUIPMENT. Property and equipment (P & E) are stated at cost except for P & E that have been impaired, for which the carrying amount is reduced to estimated fair value. Property and equipment under capital leases are stated at their fair value at the inception of the lease. Depreciation and amortization are computed on straight-line method over the estimated useful lives of the assets.

     (j) IMPAIRMENT OF LONG LIVED ASSETS. During the fourth quarter of 1995, the Company early adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121) which requires the write-down of certain intangibles and tangible property associated with under performing sites. In applying SFAS No. 121 during 1995 and in 1996, the Company reviewed all stores that recorded losses in the applicable fiscal years and performed a discounted cash flow analysis where indicated for each store based upon such results projected over a ten or fifteen year period. This period of time was selected based upon the lease term and the age of the building, which the Company believes is appropriate based upon its limited operating history and the estimated useful life of its modular restaurants.

     The Company recorded significant SFAS No. 121 impairment losses in 1995 and again in 1996 because sales continued to decline in both fiscal years, in spite of several marketing programs, which necessitated a review of the carrying value of its assets. The effect of applying SFAS No. 121 resulted in a reduction of property and equipment and goodwill of $15,281,745 in 1996 and $18,935,190 in 1995.

     (k) GOODWILL AND NON-COMPETE AGREEMENTS. Goodwill and non-compete agreements are being amortized over 20 years and 3 to 7 years, respectively, on a straight-line basis (SFAS 121 impairments of goodwill were $4,631,742 in 1996 and $5,850,447 in 1995).

     (l) INCOME TAXES. The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the asset or liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (m) USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (n) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS. The balance sheets as of December 30, 1996, and January 1, 1996, reflect the fair value amounts which have been determined, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Cash and cash equivalents, receivables, accounts payable, and short-term debt -- The carrying amounts of these items are a reasonable estimate of their fair value.

     Long-term debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

     (o) STOCK SPLITS. The Company declared a three-for-two stock split, payable in the form of stock dividends effective June 30, 1993. All share information and per share information in these financial statements has been retroactively restated to reflect the split.

     (p) RECLASSIFICATIONS. Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

NOTE 2:  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                  DECEMBER 30,    JANUARY 1,    USEFUL LIFE
                                                      1996           1996        IN YEARS
                                                  ------------   ------------   -----------
Land and improvements...........................  $ 56,544,488   $ 59,534,146      15
Buildings.......................................    29,282,034     43,879,310    20-31.5
Equipment and fixtures..........................    46,285,823     41,980,907     5-10
Construction-in-progress........................            --      1,162,652
                                                  ------------   ------------
                                                   132,112,345    146,557,015
Less accumulated depreciation and
  amortization..................................    33,923,796     26,607,915
                                                  ------------   ------------
                                                  $ 98,188,550   $119,949,100
                                                  ============   ============

     Capitalized interest totalled approximately $328,000 for 1994 (none in 1995 or 1996).

NOTE 3:  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              DECEMBER 30,   JANUARY 1,
                                                                  1996          1996
                                                              ------------   -----------
Notes payable under Loan Agreement..........................  $35,818,099    $37,021,241
Notes payable due at various dates, secured by buildings and equipment, with interest at rates primarily ranging from
  9.0% to 15.83%, payable monthly...........................    8,962,991     10,578,069
Unsecured notes payable, bearing interest at rates ranging
  from prime to 12%.........................................    3,480,852      3,580,852
Other.......................................................    1,233,278         80,735
                                                              -----------    -----------
Total long-term debt........................................   49,495,220     51,260,897
Less current installments...................................    9,589,233     13,170,619
                                                              -----------    -----------
Long-term debt, less current installments...................  $39,905,987    $38,090,278
                                                              ===========    ===========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Aggregate maturities under the existing terms of long-term debt agreements for each of the succeeding five years are as follows:

1997........................................................  $ 9,589,233
1998........................................................    7,217,865
1999........................................................   31,391,670
2000........................................................    1,000,145
2001........................................................      234,618
Thereafter..................................................       61,689

     On October 28, 1993, the Company entered into a loan agreement (the "Loan Agreement") with a group of banks ("Bank Group") providing for an unsecured, revolving credit facility. The Company borrowed approximately $50 million under this facility primarily to open new Restaurants and pay off approximately $4 million of previously-existing debt. The Company subsequently arranged for the Loan Agreement to be converted to a term loan and collateralized the term loan and a revolving line of credit ranging from $1 million to $2 million (the "Credit Line") with substantially all of the Company's assets. On March 15, 1996, the Bank Group advanced an additional sum of approximately $1.5 million to the Company which funds were used for the payment of various property taxes (the "Property Tax Loan"). The Property Tax Loan, together with all accrued interest, was repaid in full on June 12, 1996, from proceeds of an income tax refund to the Company.

     On July 29, 1996, the debt under the Loan Agreement and Credit Line was acquired from the Bank Group by an investor group led by an affiliate of DDJ Capital Management, LLC (collectively, "DDJ"). The Company and DDJ began negotiations for restructuring of the debt. On November 14, 1996, and prior to consummation of a formal debt restructuring with DDJ, the debt under the Loan Agreement and Credit Line was acquired from DDJ by a group of entities and individuals, most of whom are engaged in the fast food restaurant business. This investor group (the "CKE Group") was led by CKE Restaurants, Inc., the parent of Carl Karcher Enterprises, Inc., Casa Bonita, Inc., and Summit Family Restaurants, Inc. Also participating were most members of the DDJ Group, as well as KCC Delaware, a wholly-owned subsidiary of Giant Group, Ltd., which is a controlling shareholder of Rally's Hamburgers, Inc. Waivers of all defaults under the Loan Agreement and Credit Line were granted through November 22, 1996, to provide a period of time during which the Company and the CKE Group could negotiate an agreement on debt restructuring.

     On November 22, 1996, the Company and the CKE Group executed an Amended and Restated Credit Agreement (the "Restated Credit Agreement") thereby completing a restructuring of the debt under the Loan Agreement. The Restated Credit Agreement consolidated all of the debt under the Loan Agreement and the Credit Line into a single obligation. At the time of the restructuring, the outstanding principal balance under the Loan Agreement and the Credit Line was $35.8 million. Pursuant to the terms of the Restated Credit Agreement, the term of the debt was extended by one (1) year until July 31, 1999, and the interest rate on the indebtedness was reduced to a fixed rate of 13%. In addition, all principal payments were deferred until May 19, 1997, and the CKE Group agreed to eliminate certain financial covenants, to relax others and to eliminate approximately $6 million in restructuring fees and charges. The Restated Credit Agreement also provided that certain members of the CKE Group agreed to provide to the Company a short term revolving line of credit of up to $2.5 million, also at a fixed interest rate of 13% (the "Secondary Credit Line"). In consideration for the restructuring, the Restated Credit Agreement required the Company to issue to the CKE Group warrants to purchase an aggregate of 20 million shares of the Company's common stock at an exercise price of $.75 per share, which was the approximate market price of the common stock prior to the announcement of the debt transfer. As of February 27, 1997, the Company has reduced the principal balance under the Restated Credit Agreement by $9.1 million and has repaid the Secondary Credit Line in full. A portion of the funds utilized to make these principal reduction payments were obtained by the Company from

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the sale of certain closed restaurant sites to third parties. Additionally, the Company utilized $10.5 million of the proceeds from the February 21, 1997, private placement which is described later in this section. Pursuant to the Restated Credit Agreement, the prepayments of principal made in 1996 and early in 1997 will relieve the Company of the requirement to make any of the regularly scheduled principal payments under the Restructured Credit Agreement which would have otherwise become due in fiscal year 1997. The Amended and Restated Credit Agreement provides however, that 50% of any future asset sales must be utilized to prepay principal.

     On August 2, 1995, the Company entered into a purchase agreement (as amended in October 1995 and April 1996 the "Rall-Folks Agreement") with Rall-Folks, Inc. ("Rall-Folks") pursuant to which the Company agreed to issue shares of its Common Stock in exchange for and in complete satisfaction of three promissory notes of the Company held by Rall-Folks (the "Rall-Folks Notes"). Pursuant to the Rall-Folks Agreement, the Company is to deliver to Rall-Folks shares of its Common Stock with a value equal to the outstanding balance due under the Rall-Folks Notes (the "Rall-Folks Purchase Price"). The total amount of principal outstanding under the Rall-Folks Notes was approximately $1,888,000 as of January 1, 1996 and $1,788,000 as of December 30, 1996. The Rall-Folks Notes are fully subordinated to the Company's existing bank debt.

     Under the terms of the Rall-folks Agreement, the Company guaranteed that if Rall-Folks sells all of the Common Stock issued for the Rall-folks Notes in a reasonably prompt manner (subject to certain limitations described below) Rall-Folks will receive net proceeds from the sale of such stock equal to the Rall-Folks Purchase Price. If Rall-Folks receives less than such amount, the Company will issue to Rall-Folks, at the option of Rall-Folks, either (i) additional shares of Common Stock, to be sold by Rall-Folks, until Rall-Folks receives an amount equal to the Rall-Folks Purchase Price, or (ii) a six-month promissory note bearing interest at 11%, with all principal and accrued interest due at maturity, and subordinated to the Company's bank debt pursuant to the same subordination provisions, equal to the difference between the Rall-Folks Purchase Price and the net amount received by Rall-Folks from the sale of the Common Stock.

     On August 3, 1995, the Company entered into a purchase agreement (as amended in October 1995 and April 1996, the "RDG Agreement") with Restaurant Development Group, Inc. ("RDG") pursuant to which the Company agreed to issue shares of its Common Stock in exchange for and in complete satisfaction of a promissory note of the Company held by RDG (the "RDG Note"). The total amount of principal outstanding under the RDG Note was approximately $1,693,000 as of January 1, 1996 and as of December 30, 1996. The RDG Note is fully subordinated to the Company's existing bank debt. In partial consideration of the transfer of the RDG Note to the Company, the Company will deliver to RDG shares of Common Stock with a value equal to the sum of (i) the outstanding balance due under the RDG Note on the closing date and (ii) $10,000 (being the estimated legal expenses of RDG to be incurred in connection with the registration of the Common Stock) (the "RDG Purchase Price").

     As further consideration for the transfer of the RDG Note to the Company, the Company agreed to issue RDG a warrant (the "Warrant") for the purchase of 120,000 shares of Common Stock at a price equal to the average closing sale price of the Common Stock for the ten full trading days ending on the third business day immediately preceding the closing date (such price is referred to a the "Average Closing Price"); however, in the event that the average closing price of the Common Stock for the 90 day period after the closing date is less than the Average Closing Price, the purchase price for the Common Stock under the Warrant will be changed on the 91st day after the closing date to the average closing price for such 90 day period. The Warrant will be exercisable at any time within five years after the closing date.

     Under the terms of the RDG Agreement, the Company has guaranteed that if RDG sells all of such Common Stock issued for the RDG note in a reasonably prompt manner (subject to certain limitations described below), RDG will receive net proceeds from the sale of such stock equal to at least 80% of the RDG

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Purchase Price. If RDG receives less than such amount, the Company will issue additional shares of Common Stock to RDG, to be sold by RDG, until RDG receives an amount equal to 80% of the Purchase Price.

     The Rall-Folks Notes and the RDG Notes were due on August 4, 1995. Pursuant to the Rall-Folks Agreement and the RDG Agreement, the Rall-Folks Notes and the RDG Note were to be acquired by the Company in exchange for Common Stock on or before September 30, 1995. The Company and Rall-folks and RDG amended the Rall-Folks Agreement and the RDG Agreement, respectively, to allow for a closing in May 1996 (subject to extension in the event closing is delayed due to review by the Securities and Exchange Commission of the registration statement covering the Common Stock to be issued in the transaction). The transactions with Rall-Folks and RDG have been delayed due to the Company's negotiations with the various investor groups during fiscal 1996 concerning the restructure of the Company's debt. Each of the parties has the right to terminate their respective Agreement.

     Pursuant to the Rall-Folks Agreement and the RDG Agreement, the term of the Notes will be extended until the earlier of the closing of the repurchase of the Notes or until approximately one month after the termination of the applicable Agreement by a party in accordance with its terms. Closing is contingent upon a number of conditions, including the prior registration under the federal and state securities laws of the Common Stock to be issued and the subsequent approval of the transaction by the stockholders of Rall-Folks and RDG of their respective transactions. In the event the Company complies with all of its obligations under the Rall-Folks Agreement and the stockholders of Rall-Folks do not approve the transaction, the term of the Rall-Folks Notes was to have been extended until December 1996. In the event the Company complies with all of its obligations under the RDG Agreement and the stockholders of RDG do not approve the transaction, the term of the RDG Note was to have been extended approximately one year. The Company intends to attempt to negotiate a further extension of these notes. No assurance can be given that the Company will be successful in any attempted negotiations.

     Under the terms of the Rall-Folks Agreement and the RDG Agreement, if the transaction contemplated therein is consummated, so long as Rall-Folks and RDG, respectively, is attempting to sell the Common Stock issued to it in a reasonably prompt manner (subject to the limitations described below), the Company is obligated to pay to it in cash an amount each quarter equal to 2.5% of the value of the Common Stock held by it on such date (such value being based upon the value of the Common Stock when issued to it).

     On April 11, 1996, the Company entered into a Note Repayment Agreement (the "NTDT Agreement") with Nashville Twin Drive-Thru Partners, L.P. ("NTDT") pursuant to which the Company may issue shares of its Common Stock in exchange for and in complete satisfaction of a promissory note of the Company held by NTDT which matured on April 30, 1996 (the "NTDT Note"). Pursuant to the NTDT Agreement, the Company is to issue shares of Common Stock to NTDT in blocks of two hundred thousand shares each valued at the closing price of the Common Stock on the day prior to the date they are delivered to NTDT (such date is hereinafter referred to as the "Delivery Date" and the value of the Common Stock on such date is hereinafter referred to as the "Fair Value"). The amount outstanding under the NTDT Note will be reduced by the Fair Value of the stock delivered to NTDT on each Delivery Date. The Company is obligated to register each block of Common Stock for resale by NTDT under the federal and state securities laws, and to keep such registration effective for a sufficient length of time to allow the sale of the block of Common Stock, subject to limitations on sales imposed by the Company described below. As each block of Common Stock is sold, the Company will issue another block, to be registered for resale and sold by NTDT, until NTDT receives net proceeds from the sale of such Common Stock equal to the balance due under the NTDT Note. The Company will continue to pay interest in cash on the outstanding principal balance due under the NTDT Note through the date on which NTDT receives net proceeds from the sale of Common Stock sufficient to repay the principal balance of the NTDT Note. On each Delivery Date and on the same day of each month thereafter if NTDT holds on such subsequent date any unsold shares of Common Stock, the Company will

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

also pay to NTDT in cash an amount equal to .833% of the Fair Value of the shares of Common Stock issued to NTDT as part of such block of Common Stock and held by NTDT on such date. Once the NTDT Note has been repaid in full, NTDT is obligated to return any excess proceeds or shares of Common Stock to the Company. The total amount of principal outstanding under the NTDT Note was approximately $1,354,000 as of December 30, 1996. The NTDT Note is fully subordinated to the Company's existing bank debt. The term of the NTDT Note was to have been extended until May 31, 1997, if the Company was in compliance with its obligations under the NTDT Agreement and NTDT had received at least $1.0 million from the sale of the Common Stock by January 31, 1997. The Company did not meet these obligations and the Note, therefore, was not extended. Such dates were to be extended if NTDT failed to make a commercially reasonable attempt to sell an average of 10,000 shares of Common Stock per day on each trading day that a registration statement covering unsold shares held by NTDT is in effect prior to such dates, or if the Company is delayed in filing a registration statement (or an amendment or supplement thereto) due to the failure of NTDT to provide information required to be provided to the Company under the NTDT Agreement. In the event that the Company files a voluntary bankruptcy petition, an involuntary bankruptcy petition is filed against the Company and not dismissed within 60 days, a receiver or trustee is appointed for the Company's assets, the Company makes an assignment of substantially all of its assets for the benefit of its creditors, trading in the Common Stock is suspended for more than 14 days, or the Company fails to comply with its obligations under the NTDT Agreement, the outstanding balance due under the NTDT Note will become due and NTDT may thereafter seek to enforce the NTDT Note. The Company has not complied with its obligations under the NTDT Agreement to date.

     If these transactions are consummated, it is anticipated that approximately 4,000,000 shares of Common Stock will be issued by the Company (representing approximately 6.2% of the shares outstanding after such issuance) as consideration for various assets, primarily the Rall-Folks Notes, the RDG Note and the NTDT Note (the "Notes") described above. The number of shares to be issued will be determined by dividing the outstanding balance due under the Notes (approximately $4.8 million as of March 1, 1997) or the purchase price for the assets (approximately $300,000) by the average of the closing sale price per share of the Common Stock for a set number of days prior to the closing date for each transaction. The shares will either be available for immediate sale by the persons and entities to whom they are issued,or the Company will be required to register them for sale under the federal and state securities laws. In order to promote an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks, RDG and NTDT, the Company negotiated the following limits on the sales that may be made by Rall-Folks, RDG and NTDT: (i) each may sell not more than 50,000 shares of Common Stock per week (150,000 in the aggregate) and (ii) each may sell not more than 25,000 shares in any one day (75,000 shares in the aggregate); provided that each may sell additional shares in excess of such limits if such additional shares are sold at a price higher than the lowest then current bid price for the Common Stock. While it is anticipated that the foregoing limits, if the agreements containing such limits remain in effect, will allow an orderly distribution of the Common Stock to be issued to and sold by Rall-Folks, RDG and NTDT, the effect of a continuous offering of an average of 30,000 shares per day by Rall-Folks, RDG and NTDT is undeterminable at this time. The individuals or entities having registration rights for Common Stock to be issued upon the exercise of the warrants under the Restated Credit Agreement, (or any other individuals or entities having piggyback registration rights thereto) will be entitled to sell such stock upon exercise of the warrants subject to any limitations under federal securities laws resulting from their relationship to the Company. The individuals or entities having registration rights for Common Stock issued in connection with the Private Placement may be sold in the open market only after the expiration of one year from the date of issuance, also subject to any applicable federal securities laws. There can be no assurance that any of these sales will not have an adverse effect on the market price for the Common Stock.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The consummation of the transaction with each of Rall-Folks, RDG and NTDT has been delayed by the negotiations with the various investor groups during fiscal 1996 concerning the restructure of the Company's debt. Pursuant to the terms of the Restated Credit Agreement, the Company is obligated to purchase or repay the Rall-Folks Notes, the RDG Note and the NTDT Note using Common Stock, or may repay them in cash.

     On February 21, 1997, the Company completed a private placement (the "Private Placement") of 8,771,929 shares of the Company's common stock, $.001 par value, and 87,719 shares of the Company's Series A preferred stock, $114 par value (the "Preferred Stock"). CKE Restaurants, Inc. purchased 6,162,299 of the Company's common stock and 61,623 of the Preferred Stock and other qualified investors, including other members of the CKE Group of lenders under the Restated Credit Agreement, also participated in the Private Placement. The Company received approximately $20 million in proceeds from the Private Placement. The Company used $8 million of the Private Placement proceeds to reduce the principal balance due under the Restated Credit Agreement; $2.5 million was utilized to repay the Secondary Credit Line; $2.3 million was utilized to pay outstanding balances to various key food and paper distributors; and the remaining amount was used primarily to pay down outstanding balances due certain other vendors. The reduction of the debt under the Restated Credit Agreement and the Secondary Credit Line, both of which carry a 13% interest rate will reduce the Company's interest expense by more than $1.3 million annually.

NOTE 4:  INCOME TAXES

     Income tax expense (benefit) from continuing operations in fiscal years 1996, 1995 and 1994 amounted to $151,000, ($8,855,000), and ($4,573,000)
respectively.

     Income tax expense (benefit) consists of:

                                                    CURRENT      DEFERRED        TOTAL
                                                  -----------   -----------   -----------
1996
  Federal.......................................  $(3,397,000)  $ 3,397,000   $        --
  State.........................................      190,000       (39,000)      151,000
                                                  -----------   -----------   -----------
                                                  $(3,207,000)  $ 3,358,000   $   151,000
                                                  ===========   ===========   ===========
1995
  Federal.......................................  $(2,957,000)  $(4,523,000)  $(7,480,000)
  State.........................................           --    (1,375,000)   (1,375,000)
                                                  -----------   -----------   -----------
                                                  $(2,957,000)  $(5,898,000)  $(8,855,000)
                                                  ===========   ===========   ===========
1994
  Federal.......................................  $  (773,000)  $(3,094,000)  $(3,867,000)
  State.........................................      (99,000)     (607,000)     (706,000)
                                                  -----------   -----------   -----------
                                                  $  (872,000)  $(3,701,000)  $(4,573,000)
                                                  ===========   ===========   ===========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Actual expense differs from the expected expense by applying the federal income tax rate of 35% to earnings before income tax as follows:

                                                            FISCAL YEAR ENDED
                                                -----------------------------------------
                                                  DEC. 30,       JAN. 1,        JAN. 2,
                                                    1996           1996          1995
                                                ------------   ------------   -----------
"Expected" tax (benefit) expense..............  $(16,190,000)  $(14,726,000)  $(3,963,000)
State taxes, net of federal benefit...........    (1,802,000)    (1,632,000)     (459,000)
Change in valuation allowance for deferred tax
  asset allocated to income tax expense.......    18,125,000      7,616,000            --
Adjustments to deferred taxes for enacted
  change in federal tax rate..................            --             --            --
Other, Net....................................        18,000       (113,000)     (151,000)
                                                ------------   ------------   -----------
Actual tax expense (benefit)..................  $    151,000   $ (8,855,000)  $(4,573,000)
                                                ============   ============   ===========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, are represented below:

                                                             DECEMBER 30,   JANUARY 1,
                                                                 1996          1996
                                                             ------------   -----------
Deferred Tax Assets:
  Impairment of long-lived assets under SFAS 121...........  $ 16,085,000   $ 7,365,000
  Accrued expenses and provisions for restructuring and
     Restaurant relocations and abandoned sites,
     principally due to deferral for income tax purposes...     8,581,000     6,156,000
  Federal net operating losses and credits.................    13,878,000     7,733,000
  State net operating losses and credits...................     2,210,000     1,275,000
  Deferral of franchise income and costs associated with
     franchise openings in progress........................       100,000       337,000
  Other....................................................       284,000       995,000
                                                             ------------   -----------
          Total gross deferred tax assets..................    41,138,000    23,861,000
  Valuation allowance......................................   (25,741,000)   (7,616,000)
                                                             ------------   -----------
          Net deferred tax assets..........................  $ 15,397,000   $16,245,000
                                                             ------------   -----------
Deferred Tax Liabilities:
  Property and equipment, principally due to differences in
     depreciation..........................................    15,276,000    12,824,000
  Pre-opening expense......................................       121,000        63,000
                                                             ------------   -----------
          Total gross deferred tax liabilities.............    15,397,000    12,887,000
                                                             ------------   -----------
          Net deferred tax assets..........................  $         --   $ 3,358,000
                                                             ============   ===========

     The net change in the valuation allowance in the year ended December 30, 1996 was an increase of $18,125,000. The total valuation allowance of $25,741,000 is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. The Company will continue to review the valuation allowance on a quarterly basis and make adjustments as appropriate.

     The current year federal net operating loss was carried back for federal tax purposes. This resulted in an unused portion of the net operating loss and alternative tax net operating loss available for carryforward which are both reflected in Federal net operating losses and credits.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 30, 1996 the Company has net operating loss carryforwards for Federal income tax purposes of $31,513,000 which are available to offset future taxable income, if any, through 2011. The Company also has alternative minimum tax credit carryforwards of approximately $1,131,000 which are available to reduce future regular income taxes, if any, over an indefinite period as well as Targeted Jobs Tax Credit carryforwards in the amount of $446,000 which are available to reduce future regular income taxes, if any, through 2011.

     The Company was examined by the Internal Revenue Service (IRS) for 1991 and 1992 and received tax deficiency notices on February 23, 1995. The IRS challenged the life used for depreciation purposes by the Company for its modular restaurant buildings. The amount of the assessment for 1991 and 1992 was $579,551, before any related interest. The Company successfully appealed the tax deficiency notices and was notified by the IRS, and concurred with by the Joint Committee on Taxation, that the returns for the audited years be accepted as filed.

NOTE 5:  RELATED PARTIES

     In May 1989 and March 1990, the Company entered into joint ventures with related parties to operate two Restaurants. The joint venture agreements require royalty fees of 2 to 4% and one of the agreements requires a management fee of 2.5% be paid to the Company. Total fees received by the Company were $102,835 and $111,725 respectively during 1995 and 1994.

     In December 1993, the Company sold its 50% partnership interest in one of the above joint ventures back to the joint venture partner for $422,000 and recognized a gain of $200,218. This joint venture partner has an additional franchise Restaurant. Royalties paid by these Restaurants to the Company, for the time periods in which the Restaurants were owned 100% by the joint venture partner, were $67,935, and $62,222 in 1995 and 1994, respectively.

     In February 1990, the Company entered into a joint venture as a 50% partner with an unaffiliated Florida corporation to own and operate a Restaurant. In May, 1990, a related party leased to the partnership the land on which the Restaurant is located. Rent paid by the partnership in 1993 and 1994 was $43,656, and $43,656, respectively.

     In September 1991, the Company entered into a unit franchise agreement for the operation of a single restaurant in Dania, Florida, with a related party. The unit franchise agreement provided for payment to the Company of a standard $25,000 franchise fee and a standard royalty fee of 4% of sales. In connection with the transaction, the related party and his wife executed a continuing guaranty, which guaranty provides for the personal guaranty of both of the individuals of all obligations of the franchisee under the franchise agreement. Total sums received by the Company in royalty fees in fiscal years 1995 and 1994 pursuant to the unit franchise agreement were $31,286, and $32,827, respectively.

     In January 1992, the Company entered into a unit franchise agreement for the operation of a single restaurant in the Clearwater, Florida area with three related parties, which agreement provided for payment to the Company of a standard $25,000 franchise fee and a standard royalty fee of 4% of sales. In connection with the transaction, the related parties executed a continuing guaranty, which guaranty provides for the personal guaranty of each of the individuals of all obligations of the franchisee under the franchise agreement. Total sums received by the Company in royalty fees in fiscal years 1995 and 1994 pursuant to the unit franchise agreement were $17,932 and $33,296 respectively.

     In February 1992, a general partnership was formed between a Director and an unaffiliated Florida corporation, for the purpose of developing a shopping center in Ocala, Florida. In July, 1992, the partnership leased to the Company land on which a Restaurant was built. In October, 1994, the partnership sold the land the Company was leasing to an unaffiliated entity. Total rent paid during 1994 was $21,730.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In March 1993, a general partnership among certain related parties leased to the Company under a triple net lease a parcel of land on which a Checkers restaurant was to be built. The term of the lease was for five years, with five five-year option periods and monthly rent payments of $4,167 during the initial term. Due to the reductions in the Company's development plans, no restaurant was ever built on the property and the lease was terminated in 1994, with no rent ever having been paid by the Company. The Company did pay approximately $72,000 in development related fees to third parties in connection with its efforts to develop the property, approximately $30,000 of which were reimbursed to the Company by the partnership.

     In July 1993, the Company entered into an Area Development Agreement with two related parties. The Agreement provides for the payment to the Company of the standard development fee, a standard franchise fee per restaurant and payment of standard royalty fees. Six unit franchise agreements have been granted pursuant to the Agreement in the names of various entities in which the related parties each hold a fifty (50%) ownership interest. Total royalty fees received by the Company in fiscal years 1995 and 1994 and pursuant to the unit franchise agreements were $193,582 and $187,143 respectively.

     In December 1993, the Company sold one of its Restaurants in Ft. Lauderdale, Florida, to a related party, The sales price was $905,000 and the Company received $705,000 in cash and a promissory note for $200,000. A gain of approximately $470,000 was recognized by the Company. The term of the promissory note was for two years bearing interest at prime + 2% with interest only payments due quarterly and one balloon principal payment due on or before December 31, 1995. The related party is currently negotiating for the sale of the Restaurant to another franchisee. The Company has agreed to extend the term of the Note to the earlier of May 31, 1996 or the date the Restaurant is sold. The note is secured by property in Broward County, Florida. Total royalty fees received by the Company in fiscal years 1995 and 1994 pursuant to the unit franchise agreement for the Restaurant were $31,378 and $32,599 respectively.

     In September 1993, the Company acquired 13 Restaurants from a Director of the Company and a group of five partnerships (see note 6). The Company also entered into a joint venture agreement with an affiliate of the Director in September 1993, whereby the Director's affiliate served as the operating general partner and owned 25% interest in the joint venture. The agreement gave the Company the right to purchase, and gave the Director the right to require the Company to purchase, the Director's 25% interest in the joint venture at December 31, 1995 based on a formula price. The Director received compensation and distributions totalling approximately $179,916 in 1995 and $265,000 in 1994 from the joint venture. The joint venture also paid development fees of $200,000 in 1994 (none in 1995) to the Director and an affiliate of the Director. The joint venture subleased its office space in Atlanta from an affiliate of the Director in 1995 and 1994. Rent paid by the joint venture in 1995 and 1994 was $86,595 and $124,905 respectively. Total franchise fees received from the Director and his affiliate and recognized as income was and $96,250 in 1995 (none in 1994). The Company purchased the interest of the Director and his affiliations in the joint venture and sold three of these Restaurants to an affiliate of the Director in August 1995 (see Note 6 relating to InnerCityFoods).

     On July 17, 1995, Checkers of Raleigh, a North Carolina corporation ("C of R") in which a Director is the principal officer and shareholder, took possession of an under performing Company Restaurant pursuant to a verbal agreement, and entered into a franchise agreement which provided for waiver of the initial franchise fee but required the payment to the Company of a royalty fee of 1%, 2% and 3% during the first, second and third years, respectively, and 4% thereafter. On January 1, 1996, C of R entered into leases for this Restaurant for a term of three years for (i) the building and equipment at a monthly rental of 1.5%, 3% and 4.5% of gross sales during the first, second and third years respectively, and (ii) the land at a monthly rental of 3% of gross sales for the first year and 4% of gross sales thereafter. Total sums received by the Company in fiscal year 1995 for this Restaurant were: (a) $2,037 in royalty fees pursuant to the unit franchise agreement, and (b) -0- in rent. All sums due and owing to the Company under the leases as of December 30, 1996 were required to be paid on or before March 31, 1997. The Director executed a continuing guaranty, which provides for the

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of R was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $350,000. On July 17, 1995, C of R took possession of another under performing Company Restaurant pursuant to a verbal agreement, and entered into a franchise agreement which provided for waiver of the initial franchise fee but required the payment to the Company of a royalty fee of 1%, 2% and 3% during the first, second and third years, respectively, and 4% thereafter. On January 1, 1996, C of R entered into leases for this Restaurant for a term of three years for (i) the building and equipment at a monthly rental of 1.5%, 3% and 4.5% of gross sales during the first, second and third years, respectively, and (ii) the land at a monthly rental of 3% of gross sales for the first year and 4% of gross sales thereafter. Total sums received by the Company in fiscal year 1995 for this Restaurant were: (a) $1,392 in royalty fees pursuant to the unit franchise agreement, and (b) -0- in rent. All sums due and owing to the Company under the leases as of January 1, 1996, were required to be paid on or before March 31, 1996. The Director executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of R was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $350,000.

     On December 5, 1995, Checkers of Asheville, a North Carolina corporation ("C of A") in which a Director is the principal officer and shareholder, took possession of an under performing Company Restaurant pursuant to a verbal agreement, and entered into a unit franchise agreement which provided for waiver of the initial franchise fee but required the payment to the Company of the standard royalty fee. On January 1, 1996, C of A entered into leases for this Restaurant for a term of three years for the land, building and equipment at a monthly rental of 4% of gross sales during the first year, 6% of gross sales the second year, and a direct pass through of land rent during the third year. The Director executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of A was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $350,000. On December 5, 1995, C of A took possession of another under performing Company Restaurant pursuant to a verbal agreement, and entered into a franchise agreement which provided for waiver of (i) the initial franchise fee, and (ii) royalties during the first three months, but requires the payment to the Company of the standard royalty fee thereafter. On January 1, 1996, C of A entered into leases for this Restaurant for a term of three years for the building and equipment at a monthly rental of 1% of gross sales payable from and after the fourth month of the lease. The Director executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of A was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $300,000. On December 5, 1995, C of A took possession of another under performing Company Restaurant pursuant to a verbal agreement and entered into a franchise agreement which provided for waiver of the initial franchise fee but required the payment to the Company of the standard royalty fee. On January 1, 1996, C of A entered into leases for this Restaurant for a term of three years for the land, building and equipment at a monthly rental of 3% of gross sales. The Director executed a continuing guaranty, which provides for the personal guaranty of all of the obligations of the franchisee under the franchise agreement. Pursuant to an Option for Asset Purchase dated January 1, 1996, C of A was granted the option to purchase this Restaurant for the greater of (a) 50% of its sales for the prior year, or (b) $300,000.

     In January 1996, the Company entered into an Agreement for Lease with Option for Asset Purchase ("Agreement") with a Director in which the Company was granted certain rights for three years in and to a Restaurant in Clearwater, Florida. Checkers (a) entered into a sublease for the real property and an equipment lease for the fixed assets at a combined monthly rental of $3,000, and
(b) agreed to purchase the inventory located at the Restaurant. In March 1996, the Company exercised its option to purchase this

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Restaurant for a purchase price of $300,000. All amounts owed to the Company by C of R and C of A (totalling $116,547) were offset against the purchase price.

     The Company incurred approximately $166,000 and $334,000 in legal fees for 1995 and 1994, respectively, from a law firm in which a Director of the Company, at the time, was a partner.

     Management believes that all of the above transactions were completed on terms comparable to those which could have been negotiated with independent third parties.

NOTE 6:  ACQUISITIONS AND DISPOSITIONS

     In May 1994, the Company completed an exchange agreement with Rally's Hamburgers, Inc. ("Rally's") in which the Company acquired or leased three Atlanta, Georgia Restaurant sites directly from Rally's and leased, assigned existing leases for, or sold 18 Checkers Restaurant sites to Rally's. Also in May 1994, the Company acquired eight Restaurant properties in Atlanta, Georgia from two Rally's franchisees, and nine Restaurant properties in Miami, Florida from a third Rally's franchisee. The aggregate purchase price for these acquisitions was approximately $9,708,000 (676,761 shares of Common Stock, $177,000 in cash, and approximately $5,295,000 in subordinated promissory notes and assumed liabilities). Goodwill of $5,760,814 resulted from these transactions.

     The Company acquired five additional Restaurants from three franchisees during 1994, for an aggregate of 207,457 shares of Common Stock, $908,000 in cash, and $828,000 in assumption of liabilities. Goodwill of $729,249 resulted from these transactions.

     On March 31, 1995, the Company re-acquired certain rights relating to the development and operation of Checkers Restaurants in the cities of Flint and Saginaw, Michigan. The purchase price was $400,000 payable by the delivery of 178,273 shares of Common Stock.

     Effective as of July 28, 1995, an Asset Purchase Agreement (the "Agreement") was entered into by and among InnerCityFoods, a Georgia general partnership ("ICF"), InnerCityFoods Joint Venture company, a Delaware corporation and wholly owned subsidiary of the Registrant ("ICF JVC"), InnercityFoods Leasing Company, a Delaware corporation and wholly owned subsidiary of the Company ("Leasing"), The La-Van Hawkins Group, Inc., a Georgia corporation ("Hawkins Group"), LaVan Hawkins InnerCityFoods, LLC, a Maryland limited liability company ("LHICF"), and La-Van Hawkins, an individual who was the President of ICF and a Director of the Company from August 1994 to January 1996 ("Hawkins"). For purposes of the disclosure in this term, ICF JVC, Leasing and the Company are collectively referred to as the "Checkers Parties" and Hawkins Group, LHICF and Hawkins are collectively referred to as the "Hawkins Parties".

     ICF was a joint venture between the Hawkins Group and ICF JVC, of which the Hawkins Group was the Operating Partner. The Hawkins Group is controlled by Hawkins. ICF was engaged in the operation of seven Checkers Restaurants in Atlanta, Georgia, six Checkers Restaurants in Philadelphia, Pennsylvania, and three Checkers Restaurants in Baltimore, Maryland. ICF JVC owned a 75% interest in ICF and the Hawkins Group owned a 25% interest in ICF. The physical assets comprising the Restaurants operated by ICF were owned by Leasing and leased to ICF.

     The Agreement consisted of two separate transactions. The first transaction was the purchase by the Company of all of the rights, titles, and interest of Hawkins Group in and to ICF for a purchase price of $1,250,000, plus an amount based on ICF's earnings times 1.25, minus all amounts owed by the Hawkins Parties to the Checkers Parties in connection with the operation of ICF. The component of the purchase price based upon the earnings of ICF was zero, and the amounts owed by the Hawkins Parties to the Checkers Parties was in excess of $1,250,000. Accordingly, there was no net purchase price payable to the Hawkins Parties by the Company for Hawkins Group's interest in ICF.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The second transaction under the Agreement was the sale by the Checkers Parties of all of their respective rights, titles and interests in the three Checkers Restaurants located in Baltimore, Maryland, to LHICF for a purchase price of $4,800,000. The purchase price was paid by the delivery of a promissory note in the amount of $4,982,355, which amount includes the purchase price for the three Restaurants, the approximately $107,355 owed by the Hawkins Parties to the Checkers Parties in connection with the operation of ICF that was not offset by the $1,250,000 purchase price for Hawkins Group's interest in ICF and an advance of $75,000 to Hawkins that was used primarily to pay closing costs related to the transaction. The note bears interest at a floating rate which is the lesser of (i) .25% above the current borrowing rate of the Company under its Loan Agreement and (ii) 10.5%. Interest only is payable for the first six months with principal and interest being payable thereafter based on a 15 year amortization rate with the final payment of principal and interest due August 2002. The note is secured by a pledge of all the assets sold. Royalty fees for the three Restaurants are at standard rates provided that the Company will receive an additional royalty fee of 4% on all sales in excess of $1,800,000 per Restaurant.

     In addition to the two transactions described above, the Agreement also provided for the Hawkins Parties to be granted, and such parties were granted on the closing date, development rights for Checkers Restaurants in certain defined areas of Baltimore, Maryland, Washington, D.C., Bronx, New York, and Harlem, New York, as well as a right of first refusal for certain territories in California and Virginia. Franchise fees and royalty rates for all Restaurants developed under such development rights will be at standard rates provided that the Company will receive an additional royalty fee of 4% on all sales in excess of $1,800,000 per Restaurant.

     The Agreement also provides that the Agreement supersedes all other prior agreements, understandings and letters related to the transactions contemplated by the Agreement including, but not limited to, the Joint Venture Agreement, dated as of August 10, 1993 and the Management Agreement, Engagement Agreement and Buy/Sell Agreement, each dated as of September 7, 1993, by and among certain of the Hawkins Parties and their affiliates and the Checkers Parties; provided, however, that any provisions of such agreements that would survive the termination of such agreements according to the terms of such agreements are deemed to have survived the termination of such agreements pursuant to the terms of the Agreement.

     The Company purchased two Checkers Restaurants in Nashville, Tennessee in March 1995 from a franchisee. Consideration consisted of approximately $50,000 in cash at closing, secured, subordinated promissory notes for approximately $1,550,000 and future cash payments of up to $800,000 consisting of $200,000 for a noncompete agreement ($40,000 per year for five years) and up to $600,000 through an earnout provision.

     In April 1995, the Company acquired the remaining 50% share of a joint venture Restaurant in St. Petersburg, Florida. Pursuant to the terms of the Assignment Agreement by and among the Company and the other partners of the joint venture, the Company acquired the one-half interest for 126,375 shares of Common Stock valued at approximately $280,000.

     In April 1995, the Company acquired substantially all of the assets of a promotional apparel distributor ("the Distributor") for a purchase price including (a) $67,400, payable in shares of Common Stock, and (b) the assumption of approximately $238,000 of liabilities, approximately $196,000 of which was represented by promissory notes payable to certain stockholders of the Distributor (the "Noteholders"). The Company issued a total of 118,740 shares of Common Stock to the Distributor in payment of the $67,400 purchase price and to the Noteholders in payment of their notes.

     As of the close of business July 1, 1996, the Company acquired certain general and limited partnership interests in nine Checkers restaurants in the Chicago area, three wholly-owned Checkers Restaurants and other assets and liabilities as a result of the bankruptcy of Chicago Double-Drive Thru, Inc. ("CDDT").

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

These assets were received in lieu of past due royalties, notes receivable and accrued interest, from CDDT which totalled, net of reserves, $3,333,014. Assets of $8,892,905 ($7,038,011 tangible and $1,854,894 intangible) and liabilities of approximately $3,018,760 were consolidated into the balance sheet of the Company as of the acquisition date. The Company has not received, from the bankruptcy trustee, closing financial statements for these partnerships and therefore, the resulting minority interests of approximately $2,341,131 recorded as of July 1, 1996, along with certain of the above-mentioned assets and liabilities are subject to adjustment.

     Long-term debt of $1,621,757 was assumed as a result of the acquisition of the assets of CDDT, including an obligation to the Internal Revenue Service of $545,000 and an obligation to the State of Illinois Department of Revenue of $155,000, each subject to interest at 9.125% per year. The remaining acquired notes $(921,757) are payable to a Bank and other parties with interest at rates ranging from 8.11% to 10.139%. Non-interest bearing notes payable, certain accrued liabilities and permitted encumbrances of $1,064,462 related to this acquisition were assumed by the Company. Accounts payable incurred by CDDT and its partnerships in the normal course of business amounting to $332,541 were also recorded in connection with this acquisition.

     On August 16, 1996, the Company received $3,500,000 and a Checkers Restaurant in Washington D.C., valued at $659,547, in settlement of a note receivable of $4,982,355, accrued interest of $319,924, and other receivables of $278,785. This transaction resulted in an elimination of a deferred gain of $1,421,517 which had been previously recorded as a liability upon the sale of three Checkers Restaurants located in Baltimore, Maryland on July 28, 1995 when the $4,982,355 note receivable was generated.

     The operations of these acquisitions are included in these financial statements from the date of purchase. The impact of the 1994, 1995 and 1996 acquisitions on the consolidated results of operations for the period prior to acquisitions is immaterial.

NOTE 7:  STOCK OPTION PLANS

     In August 1991, the Company adopted a stock option plan for employees whereby incentive stock options, nonqualified stock options, stock appreciation rights and restrictive shares can be granted to eligible salaried individuals. An option may vest immediately as of the date of grant and no option will be exercisable after ten years from the date of the grant. All options expire no later than 10 years from the date of grant. The Company has reserved 3,500,000 shares for issuance under the plan. In 1994, the Company adopted a stock option plan for non-employee directors, which provides for the automatic grant to each non-employee director upon election to the Board of Directors of a non-qualified, ten-year option to acquire 12,000 shares of the Company's common stock, with the subsequent automatic grant on the first day of each fiscal year thereafter during the time such person is serving as a non-employee director of a non-qualified ten-year option to acquire an additional 3,000 shares of common stock. The Company has reserved 200,000 shares for issuance under this plan. All such options have an exercise price equal to the closing sale price of the common stock on the date of grant. One-fifth of the shares of common stock subject to each initial option grant become exercisable on a cumulative basis on each of the first five anniversaries of the grant of such option. One-third of the shares of common stock subject to each subsequent option grant become exercisable on a cumulative basis on each of the first three anniversaries of the date of the grant of such option. As of December 30, 1996, there were 111,600 options outstanding with a weighted average exercise price of $2.93 per share. The plans provide that shares granted come from the Company's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans will not be less than 100 percent of the fair market value of the shares on the date of the grant.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

been recognized for the stock option plans. Had compensation cost for the Company's stock option plan for employees been determined based on the fair value at the grant date for awards in fiscal 1994, 1995, and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                            FISCAL YEAR ENDED
                                                -----------------------------------------
                                                DECEMBER 30,    JANUARY 1,    JANUARY 2,
                                                    1996           1996          1995
                                                ------------   ------------   -----------
Net Earnings (Loss)
  As Reported.................................  $(46,408,880)  $(33,219,474)  $(6,751,254)
  Pro Forma...................................   (47,828,734)   (33,706,928)   (7,136,711)
Net Earnings (Loss) Per Common Share
  As Reported.................................         (0.90)         (0.65)        (0.14)
  Pro Forma...................................  $      (0.93)  $      (0.66)  $     (0.14)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1994, 1995 and 1996, respectively: dividend yield of zero percent for all years; expected volatility of 57, 60 and 64 percent, risk-free interest rates of 7.1, 6.2 and 6.5 percent, and expected lives of 4.7,
5.1 and 3.5 years. The compensation cost disclosed above may not be representative of the effects on reported income in future years, for example, because options vest over several years and additional awards are made each year. Information regarding the employee option plan for 1996, 1995 and 1994 is as follows.

SUMMARY OF THE STATUS OF THE COMPANY'S STOCK OPTION PLANS

                                                     1996                   1995                   1994
                                             --------------------   --------------------   ---------------------
                                                         WEIGHTED               WEIGHTED                WEIGHTED
                                                         AVERAGE                AVERAGE                 AVERAGE
                                                         EXERCISE               EXERCISE                EXERCISE
                                              SHARES      PRICE      SHARES      PRICE       SHARES      PRICE
                                             ---------   --------   ---------   --------   ----------   --------
Outstanding at the beginning of the year...  2,579,484    $4.75     2,915,074    $5.44      2,119,000    $9.95
Granted (exercise price equals market).....     24,100     1.00       500,182     2.37      1,855,376     3.85
Granted (exercise price exceeds market)....    953,056     1.54            --                      --
Exercised..................................         --                     --                      --
Forfeited..................................   (336,010)    2.07      (835,772)    4.00     (1,059,302)    5.09
                                             ---------              ---------              ----------
Outstanding at the end of the year.........  3,220,630     3.94     2,579,484     4.75      2,915,074     5.44
                                             =========              =========              ==========
Options Exercisable at year end............  2,165,934              1,147,650                 572,124
                                             ---------              ---------              ----------
Weighted-average fair value of options
  granted during the year..................  $    0.39(1)           $    1.08              $     2.01

---------------

(1) The weighted-average fair value of options granted whose exercise price exceeds market was also $0.39.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

SUMMARY OF COMPANY STOCK OPTION PLAN'S PRICES

                                                OPTIONS OUTSTANDING
                                     ------------------------------------------
                                                    WEIGHTED-                           OPTIONS EXERCISABLE
                                                     AVERAGE                      -------------------------------
                                       NUMBER       REMAINING      WEIGHTED-          NUMBER         WEIGHTED-
                                     OUTSTANDING   CONTRACTUAL      AVERAGE       EXERCISABLE AT      AVERAGE
RANGE OF EXERCISE PRICES              12/30/96     LIFE (YRS.)   EXERCISE PRICE      12/30/96      EXERCISE PRICE
------------------------             -----------   -----------   --------------   --------------   --------------
$0.75 to $2.00.....................     816,069        9.5            1.52            206,204           1.53
$2.01 to $3.00.....................     896,840        4.7            2.59            470,701           2.56
$3.01 to $4.00.....................     388,125        2.2            3.55            388,125           3.55
$4.01 to $5.00.....................          --         --              --                 --             --
$5.01 to $6.00.....................     816,001        2.6            5.13            801,097           5.13
$6.01 to $20.00....................     303,595        6.9           11.72            299,807          11.71
                                     ----------        ---           -----          ---------          -----
$0.75 to $20.00....................   3,220,630        5.3            3.94          2,165,934           4.86
                                     ==========        ===           =====          =========          =====

     In August 1994, employees granted $11.50, $11.63, $12.33 and $19.00 options were given the opportunity to forfeit those options and be granted an option to purchase a share at $5.13 for every two option shares retired. As a result of this offer, options for 662,228 shares were forfeited in return for options for 331,114 shares at $5.13 per share, and these changes are reflected in the above table.

     In February 1996, employees (excluding executive officers) granted options in 1993 and 1994 with exercise prices in excess of $2.75 were offered the opportunity to exchange for a new option grant for a lesser number of shares at an exercise price of $1.95, which represented a 25% premium over the market price of the Company's common stock on the date the plan was approved. Existing options with an exercise price in excess of $11.49 could be cancelled in exchange for new options on a four to one basis. Options with an exercise price between $11.49 and $2.75 could be cancelled in exchange for new options on a three for one basis. The offer to employees expired April 30, 1996 and, as a result of this offer, options for 49,028 shares were forfeited in return for options for 15,877 shares at the $1.95 exercise price. These changes are reflected in the tables above.

NOTE 8:  LOSS PROVISIONS

     The Company recorded accounting charges and loss provisions of $16,765,552 during the third quarter of 1996, $1,249,644 of which consisted of various selling, general and administrative expenses. Provisions totalling $14,169,777 to close 27 Restaurants, relocate 22 of them, settle 16 leases on real property underlying these stores and sell land underlying the other 11 Restaurants, and impairment charges related to an additional 28 under-performing Restaurants were recorded. Refinancing costs of $845,775 were also recorded to expense capitalized costs incurred in connection with the Company's previous lending arrangements with its bank group. A provision of $500,000 was also recorded to reserve for obsolescence in Champion's finished buildings inventory.

     Additional accounting charges and loss provisions of $11,136,453 were recorded during the fourth quarter of 1996, $1,128,652 of which consisted of various selling, general and administrative expenses ($578,810 for severance, $346,000 for employee relocations, bad debt provisions of $366,078, and $203,842 for other charges). Provisions totalling $6,441,001 including $1,428,898 for additional losses on assets to be disposed of, $4,618,139 for impairment charges related to 9 under-performing Restaurants received by the Company as a result of the CDDT bankruptcy in July 1996 and $392,964 for other impairment charges were also recorded. Additionally, in the fourth quarter of 1996, a $1,140,746 provision for loss on the disposal of the L.A. Mex product line, workers compensation accruals of $1,093,000 (included in Restaurant labor costs), adjustments to goodwill of $513,676 (included in other depreciation and amortization) and a $453,300 charge for the

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

assumption of minority interests in losses on joint-venture operations as a result of the receipt by the Company of certain assets from the above mentioned CDDT bankruptcy.

     Third quarter 1995 accounting charges and loss provisions of $8,800,000 consisted of $2,833,000 in various selling, general and administrative expenses (write-off of receivables, accruals for recruiting fees, relocation costs, severance pay, reserves for legal settlements and the accrual of legal fees); $3,192,000 to provide for Restaurant relocation costs, write-downs and abandoned site costs; $344,000 to expense refinancing costs; $645,000 to provide for inventory obsolescence; $1,500,000 for workers compensation exposure included in Restaurant labor costs and $259,000 in other charges, net, including the $499,000 write-down of excess inventory and a minority interest adjustment.

     Fourth quarter 1995 accounting charges included $3,000,000 for warrants to be issued in settlement of litigation (see Note 9 (b) - Lopez, et al vs. Checkers) to accrue approximately $800,000 for legal fees in connection with the settlement and continued defense of various litigation matters. Additionally, during the fourth quarter of 1995, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121) which required a write-down of certain intangibles and property related to under performing sites. The effect of adopting SFAS 121 was a total charge to earnings for 1995 of $18,935,190, consisting of a $5,850,447 write-down of goodwill and a $13,084,743 write-down of property and equipment.

     The significant loss provisions discussed above during 1995 and 1996 were caused by declining sales and a corresponding decline in cash flows which impacted the Company's ability to support its net assets as reviewed under SFAS No. 121. The result of declining sales and cash flows also necessitated the recording of additional provisions to account for reductions in corporate staffing and other overhead expenses associated with the restructuring required to bring the Company's corporate and support activities in line with the lower levels of sales and cash flows.

     In 1994 the Company recorded provisions totalling $4,500,000 in the first quarter and $11,396,000 in the fourth quarter of 1994. The first quarter $4,500,000 provision included $1,753,000 to provide for the write-off of site costs and the other costs to originally open Restaurants and $1,728,000 in lease liability settlements for the 21 underperforming or closed Restaurants. The fourth quarter 1994 provisions totalling $11,396,000 included a $1,690,000 charge to settle leases and $2,950,000 to expense site costs and other costs to originally open Restaurants for 12 under performing Restaurants to be relocated. These charges, along with the first quarter $4,500,000 charge described above are combined, and the total $9,140,000 was reflected in the Company's 1994 statement of operations. A restructuring charge of $5,631,000 was included in the fourth quarter 1994 provisions to provide for the Company's reorganization due to its inability to find sufficient capital on acceptable terms to maintain its growth rate and the resultant downsizing of staff and offices and the write-off of costs associated with sites which will not be developed and new Restaurant openings which have been delayed. The charge consisted of severance costs, closed office expense, and loss on sale of the Company plane totalling $680,000, and site costs and other costs to open previously anticipated new Restaurants of $4,951,000. Other fourth quarter 1994 provisions included $850,000 for legal costs and an allowance for royalty receivables due from a franchisee involved in a bankruptcy, and $275,000 for settlement of real estate title claims, both of which were included in 1994 selling, general and administrative expenses. Of the 1994 provisions which total $15,896,000, approximately $11,000,000 represents non-cash charges primarily for the write-off of site costs and other costs to originally open the Restaurants. The remaining $4,900,000 primarily represents cash expenditures to be made to settle lease liabilities (approximately $4,100,000) over the remaining lives (up to fourteen years) of the underlying leases.

     Lease payments, other cash charges and asset write-offs in 1996 and 1995 reduced the Reserve for restaurant relocations and abandoned sites and the Reserve for restructuring were $6,259,944 and $3,334,946, respectively.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9:  COMMITMENTS AND CONTINGENCIES

     (a) LEASE COMMITMENTS. The Company leases Restaurant properties and office space under operating lease agreements. These operating leases generally have five to ten-year terms with options to renew. Base rent expense on these properties was approximately $8,015,000 in 1996, $9,773,000 in 1995, and $7,800,000 in 1994.

     Future minimum lease payments under noncancelable operating leases as of December 30, 1996 are approximately as follows:

                                                              OPERATING
YEAR ENDING DECEMBER 31                                         LEASES
-----------------------                                       ----------
  1997......................................................   8,245,000
  1998......................................................   7,328,000
  1999......................................................   7,165,000
  2000......................................................   7,349,000
  2001......................................................   6,999,000
  Thereafter................................................  53,599,000

     (b) LITIGATION. Except as described below, the Company is not a party to any material litigation and is not aware of any threatened material litigation:

          In re Checkers Securities Litigation, Master File No. 93-1749-Civ-T-17A. On October 13, 1993, a class action complaint was filed in the United States District Court for the Middle District of Florida, Tampa Division, by a stockholder against the Company, certain of its officers and directors, including Herbert G. Brown, Paul C. Campbell, George W. Cook, Jared D. Brown, Harry S. Cline, James M. Roche, N. John Simmons, Jr. and James F. White, Jr., and KPMG Peat Marwick, the Company's auditors. The complaint alleges, generally, that the Company issued materially false and misleading financial statements which were not prepared in accordance with generally accepted accounting principles, in violation of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and Florida common law and statute. The allegations, including an allegation that the Company inappropriately selected the percentage of completion method of accounting for sales of modular restaurant buildings, are primarily directed to certain accounting principles followed by Champion. The plaintiffs seek to represent a class of all purchasers of the Company's Common Stock between November 22, 1991 and October 8, 1993, and seek an unspecified amount of damages. Although the Company believes this lawsuit is unfounded and without merit, in order to avoid further expenses of litigation, the parties have reached an agreement in principle for the settlement of this class action. The agreement for settlement provides for one of the Company's director and officer liability insurance carriers and another party to contribute to a fund for the purpose of paying claims on a claims-made basis up to a total of $950,000. The Company has agreed to contribute ten percent (10%) of claims made in excess of $475,000 for a total potential liability of $47,500. The settlement is subject to the execution of an appropriate stipulation of settlement and other documentation as may be required or appropriate to obtain approval of the settlement by the Court, notice to the class of pendency of the action and proposed settlement, and final court approval of the settlements.

          Lopez et al. v. Checkers Drive-In Restaurants, Inc. et al., Case No. 94-282-Civ-T-17C. On February 18, 1994, a class action complaint was filed by four stockholders against the Company, Herbert G. Brown and James Mattei, former officers and directors, in the United States District Court for the Middle District of Florida, Tampa Division. The complaint alleges, generally, that the defendants made certain materially false and misleading public statements concerning the pricing practices of competitors and analysts' projections of the Company's earnings for the year ended December 31, 1993, in violation of

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The plaintiffs seek to represent a class of all purchasers of the Company's Common Stock between August 26, 1993 and March 15, 1994, and seek an unspecified amount of damages. Although the Company believes this lawsuit is unfounded and without merit, in order to avoid further expenses of litigation, the parties have reached an agreement for the settlement of this class action. The agreement for settlement provides for various director and officer liability insurance carriers to pay $8,175,000 cash and for the Company to issue warrants valued at approximately $3,000,000, for the purchase of 5,100,000 shares of the Company common stock at a price of $1.4375 per share. The warrants will be exercisable for a period of four (4) years after the effective date of the settlement. At a hearing held on November 22, 1996, the Court determined that the proposed settlement is fair, reasonable and adequate. The settlement has been implemented and the lawsuit has been dismissed.

          Greenfelder et al. v. White, Jr., et al. On August 10, 1995, a state court complaint was filed in the Circuit Court of the Sixth Judicial Circuit for Pinellas County, Florida, Civil Division, entitled Gail P. Greenfelder and Powers Burgers, Inc. v. James F. White, Jr., Checkers Drive-In Restaurants, Inc., Herbert G. Brown, James E. Mattei, Jared D. Brown, Robert G. Brown and George W. Cook, Case No. 95-4644-C1-21. The original complaint alleged, generally, that certain officers of the Company intentionally inflicted severe emotional distress upon Ms. Greenfelder, who is the sole stockholder, president and director of Powers Burgers, a Checkers franchisee. The original complaint further alleged that Ms. Greenfelder and Powers Burgers were induced to enter into various agreements and personal guarantees with the Company based upon misrepresentations by the Company and its officers and the Company violated provisions of Florida's Franchise Act and Florida's Deceptive and Unfair Trade Practices Act. The original complaint alleged that the Company is liable for all damages caused to the plaintiffs as follows: damages in an unspecified amount in excess of $2,500,000 in connection with the claim of intentional infliction of emotional distress; $3,000,000 or the return of all monies invested by the plaintiffs in Checkers franchises in connection with the misrepresentation of claims; punitive damages; attorneys' fees; and such other relief as the court may deem appropriate. The Court has granted, in whole or in part, three (3) motions to dismiss the plaintiff's complaint, as amended, including an order entered on February 14, 1997, which dismissed the plaintiffs' claim of intentional infliction of emotional distress, with prejudice, but granted the plaintiffs leave to file an amended pleading with respect to the remaining claims set forth in their amended complaint. The Company believes that this lawsuit is unfounded and without merit, and intends to continue to defend it vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

          Checkers Drive-In Restaurants, Inc. v. Tampa Checkmate Food Services, Inc., et al. On August 10, 1995, a state court counterclaim and third-party complaint was filed in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Civil Division, entitled Tampa Checkmate Food Services, Inc., Checkmate Food Services, Inc., and Robert H. Gagne v. Checkers Drive-In Restaurants, Inc., Herbert G. Brown, James E. Mattei, James F. White, Jr., Jared D. Brown, Robert G. Brown and George W. Cook, Case No. 95-3869. In the original action, filed by the Company in July 1995 against Mr. Gagne and Tampa Checkmate Food Services, Inc., a company controlled by Mr. Gagne, the Company is seeking to collect on a promissory note and foreclose on a mortgage securing the promissory note issued by Tampa Checkmate and Mr. Gagne, and obtain declaratory relief regarding the rights of the respective parties under Tampa Checkmate's franchise agreement with the Company. The counterclaim and third party complaint allege, generally, that Mr. Gagne, Tampa Checkmate and Checkmate Food Services, Inc. were induced into entering into various franchise agreements with and personal guarantees to the Company based upon misrepresentations by the Company. The counterclaim and third party complaint seeks damages in the amount of $3,000,000 or the return of all monies invested by Checkmate, Tampa Checkmate and Gagne in Checkers franchises, punitive damages, attorneys' fees and

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     such other relief as the court may deem appropriate. The counterclaim was dismissed by the court on January 26, 1996 with the right to amend. On February 12, 1996 the counterclaimants filed an amended counterclaim alleging violations of Florida's Franchise Act, Florida's Deceptive and Unfair Trade Practices Act, and breaches of implied duties of "good faith and fair dealings" in connection with a settlement agreement and franchise agreement between various of the parties. The amended counterclaim seeks a judgement for damages in an unspecified amount, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The Company has filed a motion to dismiss the amended counterclaim. The Company believes that this lawsuit is unfounded and without merit, and intends to continue to defend it vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     (c) PURCHASE COMMITMENTS. The Checkers Drive-In Restaurant chain, which includes both the Company and franchisee-owned stores together, has purchase agreements with various suppliers extending beyond one year. Subject to the supplier's quality and performance, the purchases covered by these agreements aggregate approximately $9 million in 1997, $11 million in 1998, $8 million in 1999 and $5 million in 2000.

NOTE 10:  WARRANTS

     As partial consideration for the transfer of a promissory note of the Company (the "Note") back to the Company, the Company is obligated to deliver to the holder of the Note a warrant (the "Warrant") for the purchase of 120,000 shares of Common Stock at a price equal to the average closing sale price of the Common Stock for the ten full trading days ending on the third business day immediately preceding the closing date (such price is referred to as the "Average Closing Price"); however, in the event that the average closing price of the Common Stock for the ninety day period after the closing date is less than the Average Closing Price, the purchase price for the Common Stock under the Warrant will be changed on the 91st day after the closing date to the average closing price for such ninety day period. The Warrant will be exercisable at any time within five years after the closing date. The Company is obligated to register the stock acquired by the holders of the Note under the Warrant. It is anticipated that the transaction will close in the second quarter of 1996.

     The Company issued warrants for the purchase of 5,100,000 shares of the Company's Common Stock at a price of $1.4375 per share. These warrants, valued at $3,000,000, were issued in settlement of certain litigation (note 9 (b) -Lopez, et al vs. v.Checkers), and will be exercisable for a period of four years after the effective date of the settlement.

     On November 22, 1996, the Company issued warrants to purchase 20 million shares of Common Stock of the Company to the members of the new lender group (see Note 3) at an exercise price of $0.75 per share which was the approximate market price of the common stock prior to the announcement of the transfer of the debt. These warrants were valued at $6,463,132, the value of the concessions given as consideration for the warrants. The warrants are exercisable at any time until November 22, 2002. Checkers is obligated to register the common stock issuable under the warrants within six months and to maintain such registration for the life of the warrants. The holders of the warrants also have other registration rights relating to the common stock to be issued under the warrants. The warrants contain customary antidilution provisions. The warrants to purchase 150,000 shares of Checkers common stock for $2.69 per share, which were issued in April 1995 to Checkers' prior bank lending group under the prior loan agreement, were cancelled.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11:  UNAUDITED QUARTERLY FINANCIAL DATA

     The following table presents selected quarterly financial data for the periods indicated (in 000's, except per share data):

                                                   FIRST    SECOND     THIRD      FOURTH
                                                  QUARTER   QUARTER   QUARTER    QUARTER
                                                  -------   -------   --------   --------
1996
Net revenues....................................  $38,423   $38,650   $ 37,088   $ 50,799
Impairment of long-lived assets.................       --        --      8,468      6,814
Losses on assets to be disposed of..............       --        --      5,702      1,430
Loss provisions.................................       --        --        500      1,491
Loss from operations............................      714    (1,428)   (21,303)   (20,195)
Net loss........................................     (252)   (1,548)   (24,423)   (20,366)
Earnings per share..............................  $  (.00)  $  (.02)  $   (.47)  $   .(39)
1995
Net revenues....................................  $46,044   $48,923   $ 43,451   $ 51,887
Impairment of long-lived assets.................       --        --         --     18,935
Losses on assets to be disposed of..............       --        --      3,192         --
Loss provisions.................................       --        --        645      3,800
Loss from operations............................   (1,618)     (691)   (10,516)   (24,391)
Net loss........................................   (1,693)   (1,231)    (7,312)   (22,983)
Earnings per share..............................  $  (.03)  $  (.02)  $   (.14)  $   (.45)
1994
Net revenues....................................  $51,735   $47,157   $ 50,789   $ 65,434
Losses on assets to be disposed of..............    4,500        --         --      4,640
Loss provisions.................................       --        --         --      5,631
Loss from operations............................   (2,367)    2,661      1,328     (9,522)
Net loss........................................   (1,758)    1,265        387     (6,646)
Earnings per share..............................  $  (.04)  $   .03   $    .01   $   (.13)

NOTE 12:  UNAUDITED SUBSEQUENT EVENT

     On March 25, 1997, Checkers agreed in principle to a merger transaction pursuant to which Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), will become a wholly-owned subsidiary of Checkers. Rally's, together with its franchisees, operates approximately 471 double drive-thru hamburger restaurants primarily in the midwestern United States. Under the terms of the letter of intent executed by Checkers and Rally's, each share of Rally's common stock will be converted into three shares of Checker's Common Stock upon consummation of the merger. The transaction is subject to negotiation of definitive agreements, receipt of fairness opinions by each party, receipt of stockholder and other required approvals and other customary conditions.

                                                                   SCHEDULE VIII

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                      SCHEDULE VIII -- VALUATION ACCOUNTS

                                                   BALANCE AT                             BALANCE AT
                                                   BEGINNING                                END OF
DESCRIPTION                                        OF PERIOD     EXPENSED    DEDUCTIONS     PERIOD
-----------                                        ----------   ----------   ----------   ----------
Year ended January 2, 1995
  Allowance for doubtful receivables.............  $  165,000   $  887,000    $968,000    $   84,000
                                                   ==========   ==========    ========    ==========
Year ended January 1, 1996
  Allowance for doubtful receivables.............  $   84,000   $2,261,196    $987,258    $1,357,938
                                                   ==========   ==========    ========    ==========
Year ended December 30, 1996
  Allowance for doubtful receivables.............  $1,357,938   $1,310,818    $451,920    $2,216,836
                                                   ==========   ==========    ========    ==========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                               JUNE 16,     DECEMBER 30,
                                                                 1997           1996
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS
CURRENT ASSETS:
Cash and cash equivalents:
  Restricted................................................   $  2,566       $  1,505
  Unrestricted..............................................      1,346          1,551
Accounts receivable.........................................      2,299          1,544
Note receivable.............................................        353            214
Inventory...................................................      2,157          2,261
Property and equipment held for sale........................      5,316          7,608
Income taxes receivable.....................................         --          3,514
Deferred loan costs.........................................      1,830          2,452
Prepaid expenses and other current assets...................        803            306
                                                               --------       --------
         Total current assets...............................     16,670         20,955
Property and equipment, at cost, net of accumulated
  depreciation and amortization.............................     93,804         98,188
Intangibles, net of accumulated amortization................     11,886         12,284
Deferred loan costs -- less current portion.................      1,867          3,900
Deposits and other non-current assets.......................        687            783
                                                               --------       --------
                                                               $124,914       $136,110
                                                               ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term debt.............................................   $     --       $  2,500
Current installments of long-term debt......................      8,221          9,589
Accounts payable............................................      7,967         15,142
Accrued wages, salaries and benefits........................      2,172          2,528
Reserves for restructuring, restaurant relocations and
  abandoned sites...........................................      3,216          3,800
Other accrued liabilities...................................     10,846         13,784
Deferred income.............................................        444            337
                                                               --------       --------
         Total current liabilities..........................     32,866         47,680
Long-term debt, less current installments...................     30,494         39,906
Deferred franchise fee income...............................        466            466
Minority interests in joint ventures........................      1,361          1,455
Other noncurrent liabilities................................      6,619          6,263
                                                               --------       --------
         Total liabilities..................................     71,806         95,770
STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, authorized 2,000,000
  shares, issued and outstanding 87,719 at June 16, 1997
  (none at December 30, 1996)...............................          0             --
Common stock, $.001 par value, authorized 100,000,000
  shares, issued and outstanding 60,750,058 at June 16, 1997
  and 51,768,480 at December 30, 1996.......................         61             52
Additional paid-in capital..................................    109,748         90,339
Warrants....................................................      9,463          9,463
Retained earnings...........................................    (65,764)       (59,114)
                                                               --------       --------
                                                                 53,508         40,740
Less treasury stock, at cost, 578,904 shares................        400            400
         Net stockholder's equity...........................     53,108         40,340
                                                               --------       --------
                                                               $124,914       $136,100
                                                               ========       ========

            See Notes to Condensed Consolidated Financial Statements

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNT)
                                  (UNAUDITED)

                                                              TWO QUARTERS ENDED
                                                              -------------------
                                                              JUNE 16,   JUNE 17,
                                                                1997       1996
                                                              --------   --------
REVENUES:
Net restaurant sales........................................  $ 64,201   $72,318
Franchise revenues and fees.................................     3,325     4,108
Modular restaurant packages.................................       344       647
                                                              --------   -------
          Total revenues....................................    67,870    77,073
                                                              --------   -------
COSTS AND EXPENSES:
Restaurant food and paper costs.............................    21,509    24,663
Restaurant labor costs......................................    21,130    25,202
Restaurant occupancy expense................................     5,232     5,657
Restaurant depreciation and amortization....................     3,827     3,958
Advertising expense.........................................     3,240     2,107
Other restaurant operating expense..........................     6,432     6,238
Costs of modular restaurant package revenues................       289       998
Other depreciation and amortization.........................     1,029     1,667
General and administrative expenses.........................     6,899     7,297
                                                              --------   -------
          Total costs and expenses..........................    69,587    77,787
                                                              --------   -------
          Operating (loss) income...........................    (1,717)     (714)
                                                              --------   -------
OTHER INCOME (EXPENSE):
Interest income.............................................       181       495
Interest expense............................................    (2,519)   (2,515)
Interest -- loan cost amortization..........................    (2,655)      (90)
                                                              --------   -------
Loss before minority interests and income tax expense
  (benefit).................................................    (6,710)   (2,824)
Minority interests..........................................       (60)       66
                                                              --------   -------
Loss before income tax benefit..............................    (6,650)   (2,890)
Income tax benefit..........................................        --    (1,089)
                                                              --------   -------
          Net loss..........................................  $ (6,650)  $(1,801)
                                                              ========   =======
Net loss per common share...................................  $  (0.11)  $ (0.03)
                                                              ========   =======
Weighted average number of common shares outstanding........    57,970    51,613
                                                              ========   =======

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                              TWO QUARTERS ENDED
                                                              -------------------
                                                              JUNE 16,   JUNE 17,
                                                                1997       1996
                                                              --------   --------
Cash flows from operating activities:
Net loss....................................................  $ (6,650)  $(1,801)

Adjustments to reconcile net earnings to net cash (used in)
  provided by operating activities:
  Depreciation and amortization.............................     4,856     5,678
  Deferred loan cost amortization...........................     2,655        90
  Provision for bad debt....................................       201       136
  (Gain) loss on sale of property & equipment...............        (8)      105
  Minority interests in (losses) earnings...................       (60)       66
Change in assets and liabilities:
  Increase in receivables...................................      (995)     (312)
  Decrease in notes receivable..............................        40         7
  Decrease in inventory.....................................       165       119
  Decrease in costs and earnings in excess of billings on
     uncompleted contracts..................................       213       143
  Decrease in income taxes receivable.......................     3,514     1,585
  Increase in prepaid expenses and other....................      (530)   (1,462)
  Increase in deferred income tax assets....................        --       (69)
  Decrease in deposits and other noncurrent assets..........        95        20
  (Decrease), Increase in accounts payable..................    (6,991)    2,143
  Decrease in accrued liabilities...........................    (3,898)   (3,358)
  Increase in deferred income...............................       107        18
                                                              --------   -------
  Net cash provided by (used in) operating activities.......    (7,286)    3,108
Cash flows from investing activities:
Capital expenditures........................................      (756)   (1,745)
Proceeds from sale of assets................................     2,827     1,468
Increase in goodwill........................................       (70)       --
                                                              --------   -------
          Net cash provided by (used in) investing
           activities.......................................     2,001      (277)
                                                              --------   -------
Cash flows from financing activities:
Repayments on short term debt...............................    (2,500)       --
Principal payments on long-term debt........................   (10,776)   (3,443)
Net proceeds from private placement.........................    19,450        --
Proceeds from investment by minority interests..............        --       285
Distributions to minority interests.........................       (33)     (130)
                                                              --------   -------
          Net cash provided by (used in) financing
           activities.......................................     6,141    (3,288)
                                                              --------   -------
          Net increase in cash..............................       856      (457)
Cash at beginning of period.................................     3,056     3,364
Cash at end of period.......................................  $  3,912   $ 2,907
                                                              ========   =======
Supplemental disclosures of cash flow information --Interest
  paid......................................................  $  3,003   $ 2,514
                                                              ========   =======

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION -- The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary to present fairly the information set forth therein have been included. The operating results for the quarter and the two quarters ended June 16, 1997, are not necessarily an indication of the results that may be expected for the fiscal year ending December 29, 1997. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company's Annual Report on form 10-K for the year ended December 30, 1996. Therefore, it is suggested that the accompanying financial statements be read in conjunction with the Company's December 30, 1996 consolidated financial statements. As of January 1, 1994, the Company changed from a calendar reporting year ending on December 31st to a year which will end on the Monday closest to December 31. Each quarter consists of three 4-week periods with the exception of the fourth quarter which consists of four 4-week periods.

     (b) PURPOSE AND ORGANIZATION -- The principal business of Checkers Drive-In Restaurants, Inc. (the "Company") is the operation and franchising of Checkers Restaurants. At June 16, 1997, there were 480 Checkers Restaurants operating in 23 different states, the District of Columbia, and Puerto Rico. Of those Restaurants, 233 were Company-operated (including thirteen joint ventures) and 247 were operated by franchisees. The accounts of the joint ventures have been included with those of the Company in these consolidated financial statements. Champion Modular Restaurant Company, a division of the Company, ("Champion") manufactures Modular Restaurant Packages ("MRP's") primarily for the Company and franchisees.

     The consolidated financial statements also include the accounts of all of the Company's subsidiaries. Intercompany balances and transactions have been eliminated in consolidation and minority interests have been established for the outside partners' interests.

     (c) REVENUE RECOGNITION -- Franchise fees are generated from the sale of rights to develop, own and operate Restaurants. Such fees are based on the number of potential Restaurants in a specific area which the franchisee agrees to develop pursuant to the terms of the franchise agreement between the Company and the franchisee and are recognized as income on a pro rata basis when substantially all of the Company's obligations per location are satisfied, generally at the opening of the Restaurant. Franchise fees are nonrefundable.

     The Company receives royalty fees from franchisees based on a percentage of each restaurant's gross revenues. Royalty fees are recognized as earned.

     Champion recognizes revenues on the percentage-of-completion method, measured by the percentage of costs incurred to the estimated total costs of the contract.

     (d) CASH, AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

     (e) RECEIVABLES -- Receivables consist primarily of franchise fees, royalties and notes due from franchisees, and receivables from the sale of modular restaurant packages. Allowances for doubtful receivables were $1.8 million at June 16, 1997 and $2.2 million at December 30, 1996.

     (f) INVENTORY -- Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     (g) DEFERRED LOAN COSTS -- Deferred loan costs incurred in connection with the Company's November 22, 1996 restructure of its primary credit facility (see
Note 2) are being amortized on the effective interest method.

     (h) PROPERTY AND EQUIPMENT -- Property and equipment (P & E) are stated at cost except for P & E that have been impaired, for which the carrying amount is reduced to estimated fair value. Property and equipment under capital leases are stated at their fair value at the inception of the lease Depreciation and amortization are computed on straight-line method over the estimated useful lives of the assets.

     (i) IMPAIRMENT OF LONG LIVED ASSETS -- During the fourth quarter of 1995, the Company early adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121) which requires the write-down of certain intangibles and tangible property associated with under performing sites to the level supported by the forecasted discounted cash flow.

     (j) GOODWILL AND NON-COMPETE AGREEMENTS -- Goodwill and non-compete agreements are being amortized over 20 years and 3 to 7 years, respectively, on a straight-line basis

     (k) INCOME TAXES -- The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the asset or liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see Note 4).

     (l) USE OF ESTIMATES -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (m) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS -- The balance sheets as of June 16, 1997 and December 30, 1996, reflect the fair value amounts which have been determined, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Cash and cash equivalents, receivables, accounts payable, and short-term debt -- The carrying amounts of these items are a reasonable estimate of their fair value.

     Long-term debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

     (n) EARNINGS PER SHARE -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") which is effective for reporting periods ending after December 15, 1997. SFAS 128 replaces the presentation of primary earnings per share and fully diluted earnings per share previously found in Accounting Principles Board

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

Opinion No. 15, "Earnings Per Share" ("APB 15") with basic earnings per share and diluted earnings per share. Due to the net losses for each of the periods ended June 16, 1997 and June 17, 1996, the inclusion of options and warrants would result in an antidilutive per share amount. Therefore, for all periods presented, such options and warrants are excluded from earnings per share calculations under both APB 15 and, on a proforma basis, SFAS 128.

     (o) RECLASSIFICATIONS -- Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

NOTE 2.  LONG-TERM DEBT

                                                              JUNE 16,    DECEMBER 30,
                                                                1997          1996
                                                              --------    ------------
Notes payable under Loan Agreement..........................  $26,574       $35,818
Notes payable due at various dates, secured by buildings and equipment with interest rates primarily ranging from 9.0%
  to 15.83%, payable monthly................................    7,610         8,963
Unsecured notes payable, bearing interest at rates ranging
  from prime to 18%.........................................    3,381         3,481
Other.......................................................    1,150         1,233
                                                              -------       -------
Total long-term debt........................................   38,715        49,495
Less current installments...................................    8,221         9,589
                                                              -------       -------
Long-term debt, less current installments...................  $30,494       $39,906
                                                              =======       =======

     On July 29, 1996, the debt under the Company's prior bank loan agreement (the "Loan Agreement") and credit line ("Credit Line") was acquired from a bank group by an investor group led by an affiliate of DDJ Capital Management, LLC (collectively, "DDJ"). The Company and DDJ began negotiations for restructuring of the debt. On November 14, 1996, and prior to consummation of a formal debt restructuring with DDJ, the debt under the Loan Agreement and Credit Line was acquired from DDJ by a group of entities and individuals, most of whom are engaged in the fast food restaurant business. This investor group (the "CKE Group") was led by CKE Restaurants, Inc., the parent of Carl Karcher Enterprises, Inc., Casa Bonita, Inc., and Summit Family Restaurants, Inc. Also participating were most members of the DDJ Group, as well as KCC Delaware Company, a wholly-owned subsidiary of Giant Group, Ltd., which is a principal shareholder of Rally's Hamburgers, Inc. Waivers of all defaults under the Loan Agreement and Credit Line were granted through November 22, 1996, to provide a period of time during which the Company and the CKE Group could negotiate an agreement on debt restructuring.

     On November 22, 1996, the Company and the CKE Group executed an Amended and Restated Credit Agreement (the "Restated Credit Agreement") thereby completing a restructuring of the debt under the Loan Agreement. The Restated Credit Agreement consolidated all of the debt under the Loan Agreement and the Credit Line into a single obligation. At the time of the restructuring, the outstanding principal balance under the Loan Agreement and the Credit Line was $35.8 million. Pursuant to the terms of the Restated Credit Agreement, the term of the debt was extended by one (1) year until July 31, 1999, and the interest rate on the indebtedness was reduced to a fixed rate of 13%. In addition, all principal payments were deferred until May 19, 1997, and the CKE Group agreed to eliminate certain financial covenants, to relax others and to eliminate approximately $6 million in restructuring fees and charges. The Restated Credit Agreement also provided that certain members of the CKE Group agreed to provide to the Company a short term revolving line of credit of up to $2.5 million, also at a fixed interest rate of 13% (the "Secondary Credit Line"). In consideration for the restructuring, the Restated Credit Agreement required the Company to issue to the CKE Group warrants to purchase an aggregate of 20 million shares of the Company's common stock at an exercise

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

price of $.75 per share, which was the approximate market price of the common stock prior to the announcement of the debt transfer. As of June 16, 1997, the Company has reduced the principal balance under the Restated Credit Agreement by $9.2 million and has repaid the Secondary Credit Line in full. A portion of the funds utilized to make these principal reduction payments were obtained by the Company from the sale of certain closed restaurant sites to third parties. Additionally, the Company utilized $10.5 million of the proceeds from the February 21, 1997, private placement which is described later in this section for these principal reduction payments. Pursuant to the Restated Credit Agreement, the prepayments of principal made in 1996 and early in 1997 will relieve the Company of the requirement to make any of the regularly scheduled principal payments under the Restructured Credit Agreement which would have otherwise become due in fiscal year 1997. The Amended and Restated Credit Agreement provides however, that 50% of any future asset sales must be utilized to prepay principal.

     The Company has outstanding promissory notes in the aggregate principal amount of approximately $4.5 million (the "Notes") payable to Rall-Folks, Inc ("Rall-Folks"), Restaurant Development Group, Inc ("RDG") and Nashville Twin Drive-Through Partners, L P. ("N.T.D.T."). The Company had agreed to acquire the Notes issued to Rall-Folks and RDG in consideration of the issuance of an aggregate of approximately 2.8 million shares of Common Stock and the Note issued to NTDT in exchange for a convertible note in the same principal amount and convertible into approximately 927,000 shares of Common Stock pursuant to purchase agreements entered into in 1995 and subsequently amended. All three of the parties received varying degrees of protection on the purchase price of tile promissory notes. Accordingly, the actual number of shares to be issued will be determined by the market price of the Company's stock. The Company was not able to consummate these transactions as originally scheduled. Pursuant to the most recent amendment, consummation of the Rall-Folks, RDG and NTDT purchases is to occur prior to December 16, November 25, and November 15, 1997, respectively, subject to extension in certain cases. The Company does not currently have sufficient cash available to pay one or more of these notes if required to do so.

NOTE 3.  PRIVATE PLACEMENT

     On February 21, 1997, the Company completed a private placement (the "Private Placement") of 8,771,929 shares of the Company's common stock, $.001 par value, and 87,719 shares of the Company's Series A preferred stock, $114 par value (the "Preferred Stock"). CKE Restaurants, Inc. purchased 6,162,299 of the Company's common stock and 61,623 of the Preferred Stock and other qualified investors, including other members of the CKE Group of lenders under the Restated Credit Agreement, also participated in the Private Placement. The Company received approximately $19.5 million in net proceeds from the Private Placement.

     The Private Placement purchase agreement requires that the Company submit to its shareholders for vote at its 1997 Annual Shareholders' Meeting the conversion of the Preferred Stock into shares of the Company's common stock based upon the Preferred Stock liquidation preference. If the shareholders do not vote in favor of the conversion, the Preferred Stock will remain outstanding with the rights and preferences set forth in the Certificate of Designation of Series A Preferred Stock of the Company (the "Certificate," a copy of which is an Exhibit hereto), including (i) a dividend preference, (ii) a voting preference, (iii) a liquidation preference and (iv) a redemption requirement. Holders of the Preferred Stock will have the right to receive cash dividends equal to $16.53 per share per annum payable on a quarterly basis beginning August 19, 1997. Such dividends are cumulative and must be paid in full prior to any dividends being declared or paid with respect to the Company's common stock. If the Company is in default with respect to any dividends on the Preferred Stock, then no cash dividends can be declared or paid with respect to the Company's common stock. If the Company fails to pay any two required dividends on the Preferred Stock, then the number of seats on the Company's Board of Directors will be increased by two and the holders of the Preferred Stock will have the

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

right, voting as a separate class, to elect the Directors to fill those two new seats, which new Directors will continue in office until the holders of the Preferred Stock have elected successors or the dividend default has been cured. In the event of any liquidation, dissolution or winding up, but not including any consolidation or merger of the Company, the holders of the Preferred Stock will be entitled to receive a liquidation preference of $114 per share plus any accrued but unpaid dividends (the "Liquidation Preference"). In the event the stockholders do not approve the conversion of the Preferred Stock and the Company subsequently completes a consolidation or merger and the result is a change in control of the Company, then each share of the Preferred Stock will be automatically redeemed for an amount equal to the Liquidation Preference. The Company is required to redeem the Preferred Stock for an amount equal to the Liquidation Preference on or before February 12, 1999. If the redemption does not occur as requited, the dividend rate will increase from $16.53 per share to $20.52 per share. Additionally, if there are not then Directors serving which were elected by the holders of the Preferred Stock, the number of directors constituting the Company's Board of Directors will be increased by two and the holders of the Preferred Stock voting as a class will be entitled to elect the Directors to fill the created vacancies.

NOTE 4.  STOCK OPTION PLANS

     In August 1991, the Company adopted a stock option plan for employees whereby incentive stock options, nonqualified stock options, stock appreciation rights and restrictive shares can be granted to eligible salaried individuals. An option may vest immediately as of the date of grant and no option will be exercisable after ten years from the date of the grant. All options expire no later than 10 years from the date of grant. The Company has reserved 3,500,000 shares for issuance under the plan. In 1994, the Company adopted a stock option plan for non-employee directors, which provides for the automatic grant to each non-employee director upon election to the Board of Directors of a non-qualified, ten-year option to acquire 12,000 shares of the Company's common stock, with the subsequent automatic grant on the first day of each fiscal year thereafter during the time such person is serving as a non-employee director of a non-qualified ten-year option to acquire an additional 3,000 shares of common stock. The Company has reserved 200,000 shares for issuance under this plan. All such options have an exercise price equal to the closing sale price of the common stock on the date of grant. One-fifth of the shares of common stock subject to each initial option grant become exercisable on a cumulative basis on each of the first five anniversaries of the grant of such option. One-third of the shares of common stock subject to each subsequent option grant become exercisable on a cumulative basis on each of the first three anniversaries of the date of the grant of such option. The plans provide that shares granted come from the Company's authorized but unissued or reacquired common stock. The price of tile options granted pursuant to these plans will not be less than 100 percent of the fair market value of the shares on the date of the grant. In August 1994, employees granted $11.50, $11.63, $12.33 and $19.00 options were given the opportunity to forfeit those options and be granted an option to purchase a share at $5.13 for every two option shares retired. As a result of this offer, options for 662,228 shares were forfeited in return for options for 331,114 shares at $5.13 per share.

     In February 1996, employees (excluding executive officers) granted options in 1993 and 1994 with exercise prices in excess of $2.75 were offered the opportunity to exchange for a new option grant for a lesser number of shares at an exercise price of $1.95, which represented a 25% premium over the market price of the Company's common stock on the date the plan was approved. Existing options with an exercise price in excess of $11.49 could be cancelled in exchange for new options on a four to one basis. Options with an exercise price between $11.49 and $2.75 could be cancelled in exchange for new options on a three for one basis. The offer to employees expired April 30, 1996 and, as a result of this offer, options for 49,028 shares were forfeited in return for options for 15,877 shares at the $1.95 exercise price.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     During the quarter ended March 24, 1997, the Company granted 285,000 options pursuant to the terms of the 1991 Employee Stock Option Plan referenced above and the Company granted options to purchase a total of 500,000 shares of its common stock as part of compensation packages for two new executive officers, which options were not granted pursuant to the terms of the 1991 Employee Stock Option Plan. During the quarter ended June 16, 1997, 12,000 options were granted pursuant to the terms of the 1994 Stock Option Plan for Non-Employee Directors referenced above.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan for employees been determined based on the fair value at the grant date for awards in fiscal 1996 and each of the first two quarters of 1997 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced by approximately $1.4 million; $680,000 and $43,000 respectively, on a pro forma basis. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and the first two quarters of fiscal 1997, respectively: dividend yield of zero percent for both periods; expected volatility of 64 and 81 percent, risk-free interest rates of 6.5 and 6.0 percent, and expected lives of 3.5 and 2 years, respectively. The compensation cost disclosed above may not be representative of the effects on reported income in future quarters, for example, because options vest over several years and additional awards are made each year.

NOTE 5.  INCOME TAXES

     The Company recorded income tax benefits of $558,000 for the quarter ended June 16, 1997 and $934,000 for the quarter ended June 17, 1996, or 38.0% of the losses before income taxes. The Company then recorded a valuation allowance of $558,000 against deferred income tax assets as of June 16, 1997. The Company's total valuation allowances of $29.3 million as of June 16, 1997, is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. Subject to a review of the tax assets, these valuation allowances will be reversed during periods in the future in which the Company records pre-tax income, in amounts necessary to offset any then recorded income tax expenses attributable to such future periods.

NOTE 6.  MERGER

     On March 25, 1997, the Company agreed in principle to a merger transaction pursuant to which Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), was to become a wholly-owned subsidiary of Checkers. Under the terms of the letter of intent executed by Checkers and Rally's, each share of Rally's common stock would be convened into three shares of Checkers' Common Stock upon consummation of the merger. The transaction was subject to negotiation of definitive agreements, receipt of fairness opinions by each party, receipt of stockholder and other required approvals and other customary conditions and the ability to use the pooling of interests method of accounting for the merger. On June 16, 1997, the Company announced the termination of merger negotiations due to the inability to obtain prior approval from the Securities and Exchange Commission for favorable accounting treatment of the proposed merger. Certain legal, accounting and other expenses totalling $350,000 associated with the proposed transaction were included in general and administrative expenses for the quarter ended June 16, 1997.

                                                                      APPENDIX A

                               PURCHASE AGREEMENT

     This Purchase Agreement (the "Agreement") is made and entered into as of this 3rd day of August 1995, by and among Restaurant Development Group, Inc., a Delaware corporation ("RDG"), and Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers").

                                  WITNESSETH:

     WHEREAS, RDG holds a promissory note of Checkers, dated May 4, 1994, in the principal amount of $1,693,225.27 (the "Note"); and

     WHEREAS, Checkers desires to acquire the Note and RDG desires to sell the Note to Checkers, upon the terms and subject to the conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises, the mutual representations, warranties, covenants and agreements hereinafter contained, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

                                   ARTICLE I.

                               PURCHASE AND SALE

     1.01 Purchase and Sale of the Note. Subject to and upon the terms and conditions hereinafter set forth and the representations and warranties contained herein, Checkers agrees to purchase from RDG, and RDG agrees to sell, assign, transfer and deliver to Checkers, free and clear of any and all liens, encumbrances, liabilities, claims, charges and restrictions of any kind or nature whatsoever, all of RDG's right, title and interest (which will be good, valid and complete) in and to the Note.

     1.02 Non-Assumption of Liabilities. None of the provisions of this Agreement will be deemed to create any obligation or liability of Checkers to any person or entity that is not a party to this Agreement, whether under a third-party beneficiary theory, successor liability theory or otherwise.

                                   ARTICLE II

                              CONSIDERATION TO RDG

     2.01 Checkers Common Stock. In partial consideration of the transfer of the Note to Checkers, Checkers shall deliver to RDG shares of the common stock of Checkers, par value $.001 per share ("Common Stock"), with a value equal to the sum of (i) the outstanding balance due under the Note (principal and accrued interest) on the Closing Date (as hereinafter defined) and (ii) $10,000 (being the estimated legal expenses of RDG to be incurred in connection with the registration of the Common Stock to be issued hereunder) (the sum of the amounts described in (i) and (ii) above is referred to hereinafter as the "Purchase Price"). The number of shares to be issued (the "Stock Payment") shall be equal to the amount determined by dividing the Purchase Price by the arithmetic average (rounded to the nearest penny) of the closing sale price per share of the Common Stock as reported on the Nasdaq Stock Market's National Market for the ten full trading days ending on the third business day immediately preceding the Closing Date, as reported in The Wall Street Journal (such average closing price is hereinafter referred to as the "Average Closing Price").

     2.02 Delivery of Shares. On the Closing Date, Checkers will deliver one or more certificates in the name of Restaurant Development Group, Inc. representing the shares of Common Stock constituting the Stock Payment.

     2.03 No Fractional Shares. Notwithstanding anything contained in this Agreement to the contrary, neither certificates nor scrip for fractional shares of the Common Stock shall be issued as part of the Stock

Payment. In the event that the number of shares of Common Stock constituting the Stock Payment includes a fractional share, the number of shares shall be rounded up or down to the nearest whole number of shares.

     2.04 Warrants. As further consideration for the transfer of the Note to Checkers, Checkers shall deliver to RDG a warrant (the "Warrant") for the purchase of 125,000 shares of Common Stock at a price equal to the Average Closing Price; provided however, that in the event that the arithmetic average (rounded to the nearest penny) of the closing sale price per share of the Common Stock as reported on the Nasdaq Stock Market's National Market for each of the trading days in the ninety calendar days following the Closing Date, as reported in The Wall Street Journal, is less than the Average Closing Price, the purchase price for the Common Stock under the Warrant will be changed on the 91st day after the Closing Date to such 90 day period average price. The Warrant shall be exercisable at any time within five years after the Closing Date.

     2.05 Amendment of Asset Purchase Agreement. Promptly after the execution of this Agreement, the parties will enter into an agreement amending the Asset Purchase Agreement between and among them and Equus II Incorporated, dated March 11, 1994, as previously amended, by deleting the words "60 days" from the fourteenth line of Section 6.02 on page 22 of such Agreement and substituting in lieu thereof the words "90 days" and by deleting the words "30 days" from the fifteenth and seventeenth lines of Section 6.02 and substituting in lieu thereof the words "60 days".

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF RDG

     RDG represents and warrants to Checkers (each of which shall be deemed material and independently relied upon by Checkers) as follows:

     3.01 Organization and Standing. RDG is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to own its properties and assets. RDG is in good standing and duly qualified to conduct business as a foreign corporation in each of the jurisdictions in which the nature of its business or the ownership of its properties requires such qualification and in which failure to be so qualified would have a material adverse effect on the business, operations, assets, financial position or prospects of RDG.

     3.02 Corporate Authority. Subject to receipt of the approval and consent of the stockholders of RDG, RDG has the full power and authority to enter into and perform this Agreement and to consummate the transactions contemplated herein in accordance with the terms of this Agreement. Compliance with the terms and conditions hereof will not (i) violate or conflict with any provision of the RDG Certificate of Incorporation or RDG By-laws or any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restrictions of any government, governmental agency or court to which RDG is subject, or (ii) result in the breach or termination of any provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, require any notice or constitute a breach or default under any note, bond, indenture, lease, agreement or other instrument or obligation to which RDG is a party or by which any of the properties or assets of RDG may be subject, bound or affected. No authorization, consent or approval of any public body or authority is necessary to the validity of the transactions contemplated by this Agreement except for the consent of the stockholders of RDG. RDG is not otherwise a party to any contract or subject to any other legal restriction that would prevent or restrict complete fulfillment by RDG of all of the terms and conditions of this Agreement or compliance with any of the obligations under it.

     3.03 Corporate Authorization. Other than obtaining the consent of the stockholders of RDG, RDG has taken all necessary corporate actions to authorize and approve the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including approval by the Board of Directors of RDG). This Agreement constitutes a legal, valid and binding obligation of RDG, enforceable against RDG in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or the availability of equitable remedies.

     3.04 Title to the Note. RDG has good, valid and complete title to the Note.

     3.05 Litigation and Disputes. There is no claim, litigation or proceeding pending or, to the knowledge of RDG, threatened, and there exists no basis or grounds for any such suit, action, proceeding, claim or investigation, which affects the title or interest of RDG to or in the Note or which would prevent or affect the consummation of the transactions contemplated by this Agreement.

     3.06 Registration Statement. None of the information regarding RDG supplied or to be supplied by RDG for inclusion (i) in the Registration Statement (as hereinafter defined), any Resale Registration Statement (as hereinafter defined), any Warrant Share Registration Statement (as hereinafter defined), or any Warrant Share Resale Registration Statement (as hereinafter defined) to be filed by Checkers with the Securities and Exchange Commission ("SEC") in connection with the registration of the Common Stock issued hereunder or upon exercise of the Warrant, or (ii) in any other documents to be filed with the SEC or any other regulatory authority in connection with the transactions contemplated in this Agreement will at the respective time such documents are filed and, in the case of any registration statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading.

                                   ARTICLE IV

                            [INTENTIONALLY DELETED]

                                   ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF CHECKERS

     Checkers represents and warrants to RDG (each of which shall be deemed material and independently relied upon by RDG) as follows:

     5.01 Organization and Standing. Checkers is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to own its properties and assets and to conduct its business as now conducted or proposed to be conducted. Checkers is in good standing and duly qualified to conduct business as a foreign corporation in the State of Florida.

     5.02 Corporate Authority. Subject to receipt of the Required Consents, Checkers has the full power and authority to enter into and perform this Agreement and to consummate the transactions contemplated herein in accordance with the terms of this Agreement. Compliance with the terms and conditions hereof will not violate or conflict with any provision of the Checkers Restated Certificate or Checkers By-laws or any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restrictions of any government, governmental agency or court to which Checkers is subject or result in the breach or termination of any provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, require any notice or constitute a breach or default under any note, bond, indenture, lease, agreement or other instrument or obligation to which Checkers is a party or by which any of the properties or assets of Checkers may be subject, bound or affected. All necessary approvals of the parties under any contracts, commitments or understandings to which Checkers is a party or any other person required to permit the consummation on the part of Checkers of the transactions contemplated in this Agreement have been or will be obtained by Checkers on or before the Closing Date. Checkers is not otherwise a party to any contract or subject to any other legal restriction that would prevent or restrict complete fulfillment by Checkers of all of the terms and conditions of this Agreement or compliance with any of the obligations under it.

     5.03 Corporate Authorization. Checkers has taken all necessary corporate actions to authorize and approve the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including approval by the Board of Directors of Checkers). This Agreement constitutes a legal, valid and binding obligation of Checkers, enforceable against Checkers in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or the availability of equitable remedies.

     5.04 Capitalization. As of July 20, 1995, the authorized capital stock of Checkers consisted of (i) 100,000,000 shares of Common Stock, of which approximately 51,515,000 shares were issued and outstanding, and (ii) 2,000,000 shares of preferred stock, $.001 par value per share, of which no shares were issued and outstanding. All of the issued and outstanding shares of Common Stock are, and all of the shares of Common Stock to be issued hereunder will be, validly issued, fully paid, nonassessable and outstanding and not issued in violation of the preemptive rights of any stockholder.

     5.05 Required Consents. Except for the registration of the shares of Common Stock to be issued hereunder with the SEC and under any applicable state blue sky laws, no consents or approvals of any public body or authority and no consents or waivers from any other parties to any agreements or other instruments are required for the lawful consummation on the part of Checkers of the transactions contemplated by this Agreement.

     5.06 Registration Statement. None of the information regarding Checkers supplied or to be supplied by Checkers for inclusion, or included, (i) in the Registration Statement, any Resale Registration Statement, any Warrant Share Registration Statement or any Warrant Share Resale Registration Statement or
(ii) in any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated in this Agreement will at the respective time such documents are filed and, in the case of a registration statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. All documents which Checkers is responsible for filing with the SEC and any regulatory authority in connection with the Registration Statement, any Resale Registration Statement, any Warrant Share Registration Statement or any Warrant Share Resale Registration Statement will comply as to form in all material respects with the provisions of applicable law.

                                   ARTICLE VI

                             COVENANTS OF CHECKERS

     Checkers covenants to RDG as follows:

     6.01 Registered Shares. The shares of Common Stock and the Warrant to be issued to RDG pursuant to this Agreement shall be issued in accordance with the registration requirements of the Securities Act of 1933, as amended (the "1933 Act").

     6.02 Preparation of the Registration Statement. Within 45 days after the date of this Agreement, Checkers shall prepare and file with the SEC a registration statement on Form S-4 (including the related prospectus), or on another appropriate form acceptable to Checkers, and required amendments thereto or supplements to any prospectus contained therein (the "Registration Statement"), relating to the issuance of the shares of Common Stock and the Warrant contemplated to be issued under this Agreement, and shall use its commercially reasonable best efforts to have the same declared effective by the SEC as expeditiously as practicable; provided, however, that Checkers shall have the right (a) to defer the initial filing or request for acceleration of effectiveness, or (b) after effectiveness, to suspend effectiveness of any such registration statement, if, in the good faith judgment of the board of directors of Checkers and upon the advice of counsel to Checkers, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning Checkers and/or any other entity in which Checkers has, or is proposing to acquire, an equity interest, disclosure of which at the time is not, in the opinion of the board of directors of Checkers upon the advice of counsel, (A) otherwise required, and (B) in the best interests of Checkers. If Checkers defers such filing or suspends such effectiveness, it shall promptly notify RDG in writing of such action and the general reason for such action (i.e., the presence of material non-public information). Checkers shall also take any action required to be taken under any applicable state blue sky laws in connection with the issuance of shares of Common Stock and the Warrant hereunder. The Registration Statement will not cover resales of the Common Stock. When the Registration Statement is declared effective by the SEC, Checkers shall give RDG prompt written notice of such fact and shall promptly supply RDG with sufficient copies of the Registration

Statement to enable RDG to send copies to each of its stockholders in connection with calling of a meeting of such stockholders for the purpose of voting on this Agreement and the transactions contemplated herein.

     6.03 Guarantee of Proceeds from the Sale of the Common Stock. In the event that all of the Common Stock constituting the Stock Payment is sold within six months after the Closing Date, and the aggregate net proceeds (gross proceeds less brokers' commissions and discounts) from the sale of such stock is less than seventy-five percent (75%) of the Purchase Price (the "Guaranteed Purchase Price"), Checkers shall issue to RDG additional shares of Common Stock with a value equal to the difference between the Guaranteed Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the Stock Payment (such difference is hereinafter referred to as the "Initial Price Differential"). RDG shall provide Checkers with satisfactory evidence of the fact that the aggregate net proceeds from the sale of such shares was less than the Guaranteed Purchase Price (i.e., broker confirmation slips). Checkers shall issue instructions to its transfer agent to issue the additional Common Stock within two business days after Checkers and RDG have agreed on the number of additional shares of Common Stock to be issued, based upon the broker confirmation slips relating to the sales of the Common Stock. The number of shares to be issued (the "Second Stock Payment") shall be equal to the amount determined by dividing the Initial Price Differential by the arithmetic average (rounded to the nearest penny) of the closing sale price per share of the Common Stock as reported on the NASDAQ Stock Market's National Market (as reported in The Wall Street Journal) for the ten (10) full trading days immediately preceding the date on which Checkers issues instructions to its transfer agent to issue such additional shares (such average closing sale price being referred to hereinafter as the "Resale Price" for such shares). Checkers shall promptly prepare and file a registration statement and all necessary or appropriate related state securities law or blue sky filings under which Checkers shall register the Common Stock representing the Second Stock Payment, and RDG may sell the shares representing the Second Stock Payment, upon the terms and conditions provided in Section 6.04 below. In the event that the aggregate net proceeds from the sale of such shares is less than the Initial Price Differential, Checkers shall issue to RDG additional shares of Common Stock with a value equal to the difference between the Guaranteed Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the Stock Payment and the Second Stock Payment (such difference is hereinafter referred to as the "Second Price Differential"), as provided above with respect to the Initial Price Differential. Checkers shall register the same and RDG may sell the same as provided in Section 6.04 below with respect to the Second Stock Payment. Checkers and RDG will continue this process until such time as there is no Price Differential realized by RDG on the sale of any batch of Common Stock issued in payment of a Price Differential on a previous batch of Common Stock. The foregoing notwithstanding, Checkers shall have the option at any time to deliver cash to RDG in lieu of additional shares in order to pay any Price Differential. Notwithstanding anything herein to the contrary, in the event that after any Resale Registration Statement (as defined below) is effective (and provided that sales have not been suspended by Checkers and that RDG is not otherwise prevented from selling by applicable law), but prior to the sale of all or part of the Common Stock registered in such Resale Registration Statement, the closing sales price of the Common Stock as reported in The Wall Street Journal is equal to or in excess of the Resale Price relating to such shares for any five consecutive trading days, then the Price Differential on the sale of the shares registered under such Resale Registration Statement shall be computed as if all shares of Common Stock not sold as of the close of the market on the fifth trading day were sold for the greater of (i) the actual net sales price of such shares or (ii) the Resale Price. In the event that RDG should receive net proceeds from the sale of all Common Stock issued hereunder in excess of the Guaranteed Purchase Price, or in the event that once RDG has received net proceeds equal to such amount it still holds shares delivered by Checkers in connection with the payment of the Guaranteed Purchase Price, then RDG shall be liable to Checkers for the excess net proceeds and the excess shares of Common Stock, and shall promptly pay the same over to Checkers. In the event that less than all of the shares of Common Stock constituting the Stock Payment are sold within six months after the Closing Date, Checkers shall have no obligation to RDG under this Section 6.03.

     6.04 Registration of Common Stock Constituting the Second Stock
Payment. As soon as practicable after the issuance of the Common Stock constituting the Second Stock Payment, if any, Checkers shall prepare and file a registration statement on Form S-3 (if it is eligible to use such form), or such other form as it deems suitable (together with all amendments and supplements thereto, the "Resale Registration

Statement"), and all necessary or appropriate related state securities law or blue sky filings (together with all amendments and supplements thereto, the "Blue Sky Filings"), under which Checkers shall register the shares of Common Stock issued hereunder as the Second Stock Payment. Checkers shall also use its commercially reasonable best efforts to have the Resale Registration Statement declared effective by the SEC as expeditiously as practicable, and shall keep such Resale Registration Statement and Blue Sky Filings current for such period of time as is required for RDG to complete the sale of all shares of Common Stock registered therein, so long as RDG proceeds in good faith to sell such shares in a prompt but orderly manner; provided, however, that Checkers shall have the right (a) to defer the initial filing or request for acceleration of effectiveness, or (b) after effectiveness, to suspend effectiveness of the Resale Registration Statement (to be later recontinued) if, in the good faith judgment of the board of directors of Checkers and upon the advice of counsel to Checkers, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning Checkers and/or any other entity in which Checkers has, or is proposing to acquire, an equity interest, disclosure of which at the time is not, in the opinion of the board of directors of Checkers upon the advice of counsel, (A) otherwise required, and (B) in the best interests of Checkers. Checkers shall give RDG notice of effectiveness and any suspensions and recontinuations of the effectiveness of the Resale Registration Statement. Subject to the foregoing, Checkers shall file all such post effective amendments and supplements to the Resale Registration Statement and Blue Sky Filings as may be necessary, in its judgment, to keep such Resale Registration Statement and Blue Sky Filings current. RDG may proceed to sell the shares representing the Second Stock Payment beginning on the date the Resale Registration Statement is declared effective by the SEC. Checkers shall pay all expenses related to such registration, except that RDG shall bear the expenses of commissions or discounts and any fees of RDG' advisors, including legal counsel. Notwithstanding the foregoing, Checkers shall not be obligated to register shares for sale in the states of Arizona or Nevada, unless the costs of registration in such states, including filing fees and reasonable attorneys' fees, are paid by RDG.

     6.05 Registration of Common Stock Issued Upon Exercise of Warrant. Upon the request of RDG (or, in the event that the Warrant is distributed to the stockholders of RDG upon the dissolution of RDG, upon the request of a majority in interest of the stockholders of RDG), at any time after June 1, 1996, and prior to the fifth anniversary of the Closing Date, Checkers shall promptly prepare and file a registration statement on Form S-3 (if it is eligible to use such form), or such other form as it deems suitable (together with all amendments and supplements thereto, the "Warrant Share Registration Statement"), and all necessary or appropriate related state securities law or blue sky filings (together with all amendments and supplements thereto, the "Blue Sky Filings"), under which Checkers shall register the shares of Common Stock to be issued upon the exercise of the Warrant. Checkers shall also use its commercially reasonable best efforts to have the Warrant Share Registration Statement declared effective by the SEC as expeditiously as practicable, and shall keep such Warrant Share Registration Statement and Blue Sky Filings current for 10 days; provided, however, that Checkers shall have the right (a) to defer the initial filing or request for acceleration of effectiveness, or (b) after effectiveness, to suspend effectiveness of the Warrant Share Registration Statement (to be later recontinued) if, in the good faith judgment of the board of directors of Checkers and upon the advice of counsel to Checkers, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning Checkers and/or any other entity in which Checkers has, or is proposing to acquire, an equity interest, disclosure of which at the time is not, in the opinion of the board of directors of Checkers upon the advice of counsel, (A) otherwise required, and (B) in the best interests of Checkers. Checkers shall give RDG (or any one person or entity selected by a majority in interest of the RDG stockholders if the Warrant has been distributed) prompt written notice of effectiveness and any suspensions and recontinuations of the effectiveness of the Warrant Share Registration Statement and the general reason for such action (i.e., the presence of material non-public information). Subject to the foregoing, Checkers shall file all such post effective amendments and supplements to the Warrant Share Registration Statement and Blue Sky Filings as may be necessary, in its judgment, to keep such registration statement and filings current. Checkers shall pay all expenses related to such registration, except that RDG (or the RDG stockholders) shall bear the expense of any fees of RDG's (or the stockholders') advisors, including legal counsel. Notwithstanding the foregoing,

Checkers shall not be obligated to register shares for sale in the states of Arizona or Nevada unless the costs of registration in such states, including filing fees and reasonable attorneys' fees, are paid by RDG (or the stockholders). Checkers shall deliver to RDG (or each of the stockholders of RDG if the Warrant has been distributed by RDG) a copy of the Warrant Shares Registration Statement upon its effectiveness. RDG (or the stockholders of RDG, in the event that the Warrant has been distributed by RDG) shall have the opportunity to purchase Common Stock registered under the Warrant Share Registration Statement pursuant to the terms of the Warrant only during the 10-day effective period of the Registration Statement. Prior to such time, or thereafter, Common Stock may be purchased pursuant to the Warrant in private, unregistered transactions.

     If, and only if, the SEC will not permit the registration of the shares of Common Stock to be issued upon the exercise of the Warrant, upon the request of RDG (or, in the event that the Warrant is distributed to the stockholders of RDG upon the dissolution of RDG, upon the request of a majority in interest of the stockholders of RDG), at any time after June 1, 1996, and prior to the fifth anniversary of the Closing Date, Checkers shall promptly prepare and file a registration statement on Form S-3 (if it is eligible to use such form), or such other form as it deems suitable (together with all amendments and supplements thereto, the "Warrant Share Resale Registration Statement"), and all necessary or appropriate related state securities law or blue sky filings (together with all amendments and supplements thereto, the "Blue Sky Filings"), under which Checkers shall register the shares of Common Stock issued to date upon the exercise of the Warrant. Checkers shall also use its commercially reasonable best efforts to have the Warrant Share Resale Registration Statement declared effective by the SEC as expeditiously as practicable, and shall keep such registration statement and blue sky filings current for 90 days; provided, however, that Checkers shall have the right (a) to defer the initial filing or request for acceleration of effectiveness, or (b) after effectiveness, to suspend effectiveness of the Warrant Share Resale Registration Statement (to be later recontinued) if, in the good faith judgment of the board of directors of Checkers and upon the advice of counsel to Checkers, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material nonpublic information (financial or otherwise) concerning Checkers and/or any other entity in which Checkers has, or is proposing to acquire, an equity interest, disclosure of which at the time is not, in the opinion of the board of directors of Checkers upon the advice of counsel, (A) otherwise required, and (B) in the best interests of Checkers. Checkers shall give RDG prompt written notice of filing, deferral of filing, effectiveness and any suspensions and recontinuations of the effectiveness of the Warrant Share Resale Registration Statement and the general reason for such action (i.e., the presence of material non-public information). Subject to the foregoing, Checkers shall file all such post effective amendments and supplements to the Warrant Share Resale Registration Statement and Blue Sky Filings as may be necessary, in its judgment, to keep such registration statement and blue sky filings current. Checkers shall pay all expenses related to such registration, except that RDG shall bear the expenses of commissions or discounts and any fees of RDG' advisors, including legal counsel. Notwithstanding the foregoing, Checkers shall not be obligated to register shares for sale in the states of Arizona or Nevada, unless the costs of registration in such states, including filing fees and reasonable attorneys' fees, are paid by RDG.

     6.06 Copies of Filings. Concurrently with the filing of any registration statement, prospectus, amendment or supplement provided for in Sections 6.02,
6.04 or 6.05 above (other than the initial registration statement and prospectus relating to the Warrant Share Registration Statement and any pre-effective amendments thereto), Checkers will supply five copies of each such document to RDG for the information of its legal counsel and board of directors.

                                  ARTICLE VII

                                COVENANTS OF RDG

     RDG covenants to Checkers as follows:

     7.01 Cooperation. From and after the date of this Agreement, RDG, its officers, directors, accountants, attorneys, agents and other representatives, will cooperate fully with Checkers (i) in the preparation by Checkers of the Registration Statement, any Resale Registration Statement, any Warrant Share Registration

Statement and any Warrant Share Resale Registration Statement pursuant to the registration and other requirements provided in the 1933 Act, and (ii) to facilitate the consummation of the transactions provided for herein, all in accordance with federal and state regulatory requirements.

     7.02 Actions Prior to Closing. From and after the date of execution of this Agreement and until the Closing Date, or until this Agreement shall be terminated as herein provided, RDG shall not (i) sell the Note to any other corporation or person, (ii) pledge the Note to any person or otherwise subject the Note to a lien or encumbrance, (iii) engage in any activity, enter into any transaction or fail to take any action which would be inconsistent with any of the representations and warranties as set forth in Article III of this Agreement as if such representations and warranties were made at a time subsequent to such activity or transaction and all references to the date of this Agreement were deemed to be such later time.

     7.03 Extension of the Term of the Note; Action on the Note. The term of the Note shall be extended until and the Note shall be payable on the earlier of
(i) the Closing Date or (ii) 30 days after the termination of this Agreement in accordance with the terms hereof; provided however, that in the event the Registration Statement is declared effective by the SEC prior to the termination of this Agreement and the stockholders of RDG fail to approve this Agreement and the transactions contemplated herein within 30 days after the Registration Statement is declared effective, the term of the Note shall be extended automatically for one year and one day after the earlier of (a) the date on which the stockholder meeting is held to vote on the approval of this Agreement and (b) 30 days after the Registration Statement is declared effective by the SEC. RDG shall not take any action to collect any amounts due under the Note, notwithstanding their maturity on August 4, 1995, during the term of the Note as extended by the preceding sentence.

     7.04 Registration Statement Information. On request of Checkers, RDG will furnish to Checkers all information concerning RDG as is required to be set forth in (i) the Registration Statement, any Resale Registration Statement, any Warrant Share Registration Statement and any Warrant Share Resale Registration Statement and (ii) any application or statement made by Checkers to any governmental agency or authority in connection with the transactions contemplated by this Agreement.

     7.05 Approval by Stockholders. Promptly after RDG is notified by Checkers that the Registration Statement has been declared effective by the SEC, RDG shall call a meeting of the stockholders of RDG to be held within 30 days after such effective date for the purpose of obtaining the approval of the stockholders of RDG of this Agreement and the transactions contemplated herein. RDG shall distribute a copy of the Registration Statement to each stockholder of RDG along with the notice of such meeting.

     7.06 Dissolution of RDG or Distribution of Common Stock to
Stockholders. Within one year after the Closing, RDG shall either (i) dissolve and wind up its affairs pursuant to Texas law or (ii) distribute the shares of Common Stock issued to RDG pursuant to the terms of this Agreement to the stockholders of RDG, pro rata in accordance with their proportionate ownership of the stock of RDG.

     7.07 Affiliate Agreements. RDG shall deliver to Checkers a written agreement providing that it agrees not to sell, pledge, transfer or otherwise dispose of the shares of Common Stock to be received by it except in compliance with the applicable provisions of the 1933 Act and the rules and regulations promulgated thereunder, including Rule 145 (the "Affiliate Agreement"). RDG shall also agree in the Affiliate Agreement that in order to assure that any sales of the shares of Common Stock issued hereunder (including shares issued upon exercise of the Warrant) will be made in an orderly manner so as not to adversely affect the market for the Common Stock, RDG will not sell in excess of 50,000 shares of Common Stock in any day without the prior consent of Checkers, unless such sales are made at a price higher than the lowest current bid price for the Common Stock (on an "uptick"), and Checkers may refuse to register or give effect to any sales in excess of such limitation (RDG shall provide Checkers with evidence that all sales in excess of such limit were made on an uptick). RDG shall, upon the distribution of any of the Common Stock to any stockholder, cause such person to deliver an Affiliate Agreement to Checkers as a condition of such distribution and the transfer of the ownership of such shares upon the stock register of Checkers, which agreement shall contain the same covenants and a proportionate limitation on sales.

                                  ARTICLE VIII

                      MUTUAL COVENANTS OF CHECKERS AND RDG

     Each of Checkers and RDG covenants with the others as follows:

     8.01 Confidentiality. All information furnished by one party to the other in connection with this Agreement or the transactions contemplated hereby shall be kept confidential by such other party (and shall be used by it and its officers, attorneys, accountants and representatives only in connection with this Agreement and the transactions contemplated hereby) except to the extent that such information (i) already is known to such other party when received,
(ii) thereafter becomes lawfully obtainable from other sources, (iii) is required to be disclosed in any document filed with the SEC or any other agency of any government, or (iv) as otherwise required to be disclosed pursuant to any federal or state law, rule or regulation or by any applicable judgment, order or decree of any court or by any governmental body or agency having jurisdiction in the premises after such other party has given reasonable prior written notice to the other party to this Agreement of the pending disclosure of any such information. In the event that the transactions contemplated by this Agreement shall fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party hereto to be returned to such other party.

     8.02 Preparation of Registration Statements. Each party shall cooperate and consult with the other party hereto in the preparation of the Registration Statement, any Resale Registration Statement, any Warrant Share Registration Statement and any Warrant Share Resale Registration Statement to be filed by Checkers with the SEC registering the shares of Common Stock to be issued hereunder and upon the exercise of the Warrant. When any such registration statement or any post-effective amendment thereto shall become effective, such registration statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by Checkers relating to Checkers and by RDG relating to RDG (i) will comply in all material respects with the applicable provisions of the 1933 Act and the Rules and Regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. In no event shall any party hereto be liable to any other party hereto for any untrue statement of a material fact or omission to state a material fact in any registration statement, or any amendment or supplement thereto, or in any report made in reliance upon, and in conformity with, written information concerning the other party hereto furnished by such other party specifically for use in such registration statement or report. Each party hereto shall advise the other party hereto promptly of the happening of any event which makes untrue any statement of a material fact contained in any such registration statement or any amendment or supplement thereto or that requires the making of a change in the registration statement or any amendment or supplement thereto in order to make any material statement therein not misleading.

     8.03 Current Information. During the period from the date of this Agreement to the Closing Date, or until this Agreement is terminated as provided herein and except as publicly disclosed by Checkers, each party will promptly notify the other party of (i) any material change in the normal course of its business or in the operation of its properties, (ii) any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or receipt of any cease and desist order from a regulatory authority, or (iii) the institution or the threat of material litigation involving such party, and will keep the other party fully informed of such events.

     8.04 Miscellaneous Agreements. Subject to the terms and conditions herein provided, each party shall use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, appropriate or desirable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

     8.05 The Closing. The Closing (the "Closing") of the transactions contemplated herein shall take place at the offices of Shumaker, Loop & Kendrick, 101 East Kennedy Boulevard, Suite 2500, Barnett Plaza, Tampa, Florida 33602, at 10:00 a.m., local time on the day following the date on which the stockholders of RDG approve this Agreement and the transactions contemplated herein, or at such other time and place as

Checkers and RDG shall agree (the "Closing Date"). The obligations of Checkers and RDG to close or effect the transactions contemplated in this Agreement shall be subject to satisfaction, unless duly waived, of the applicable conditions set forth in this Agreement.

                                   ARTICLE IX

                   CONDITIONS PRECEDENT TO THE OBLIGATIONS OF
                                CHECKERS AND RDG

     The respective obligations of each party to effect the transactions contemplated herein shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

     9.01 Litigation. Neither Checkers nor RDG shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated herein.

     9.02 RDG Stockholder Approval. This Agreement and the transactions contemplated herein shall have been approved by the affirmative vote of the holders of a majority of the outstanding shares of the common stock of RDG.

     9.03 Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC and the state securities commission in each jurisdiction in which the Common Stock to be issued hereunder is required to be registered, and shall not be subject to a stop order or any threatened stop order.

     9.04 Closing Date. The Closing Date shall be on or before September 30, 1995; provided however, that in the event that on September 30, 1995, the stockholders of RDG have not yet met for the purposes of voting on this Agreement and the transactions contemplated herein, the Closing Date shall be extended and shall be on the 31st day after the date on which the SEC declares the Registration Statement effective, provided that the Registration Statement has been duly filed by Checkers with the SEC and Checkers has cooperated or is cooperating with the SEC in connection with the review of the Registration Statement and has diligently sought or is diligently seeking to have the Registration Statement declared effective by the SEC.

                                   ARTICLE X

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF RDG

     The obligations of RDG to effect the transactions contemplated herein shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

     10.01 Representations and Warranties. The representations and warranties of Checkers set forth in Article V of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (as though made on and as of the Closing Date) except (i) to the extent such representations and warranties are by their expressed provisions made as of a specified date and (ii) for the effect of transactions contemplated by this Agreement.

     10.02 Performance of Obligations. Checkers shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     10.03 No Material Adverse Change. Since the date of this Agreement, there shall have been no material adverse change in the financial condition, results of operations, business or prospects of Checkers and its subsidiaries taken as a whole.

     10.04 Officers' Certificate. Checkers shall have furnished to RDG a certificate dated the Closing Date, signed on behalf of Checkers by its Chief Executive Officer, President, Chief Operating Officer or Chief Financial Officer, to the effect that, to his knowledge and belief, the conditions set forth in Sections 10.01, 10.02 and 10.03 have been satisfied.

                                   ARTICLE XI

                CONDITIONS PRECEDENT TO OBLIGATIONS OF CHECKERS

     The obligations of Checkers to effect the transactions contemplated herein shall be subject to fulfillment at or prior to the Closing Date of the following conditions:

     11.01 Representations and Warranties. The representations and warranties of RDG set forth in Article III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (as though made on and as of the Closing Date) except (i) to the extent such representations and warranties are by their expressed provisions made as of a specified date and (ii) for the effect of transactions contemplated by this Agreement.

     11.02 Performance of Obligations. RDG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     11.03 Officers' Certificate. RDG shall have furnished to Checkers a certificate dated the Closing Date, signed on behalf of RDG by its President, to the effect that, to his knowledge and belief, the conditions set forth in Sections 11.01 and 11.02 have been satisfied.

                                  ARTICLE XII

                DOCUMENTS TO BE DELIVERED AT THE CLOSING BY RDG

     RDG shall deliver to Checkers the following documents at the Closing:

     12.01 Officer's Certificate. The certificates referred to in Section 11.03 of this Agreement.

     12.02 Certificate of Secretarial Officer. Certificates of the Secretary or an Assistant Secretary of RDG, dated the Closing Date, with respect to the incumbency of corporate officers and their signatures, corporate good standing, and the corporate director and stockholder resolutions of RDG approving this Agreement and the transactions contemplated by this Agreement.

     12.03 The Note. The Note, marked "Paid in Full" over the signature of a duly authorized officer of RDG.

     12.04 Amendment to Asset Purchase Agreement. The Amendment to Asset Purchase Agreement contemplated by Section 2.05 hereof.

     12.05 Other Documents. Such other documents as shall be reasonably requested by Checkers and its counsel or required to be delivered pursuant to this Agreement.

                                  ARTICLE XIII

              DOCUMENTS TO BE DELIVERED AT THE CLOSING BY CHECKERS

     Checkers shall deliver to RDG the following documents at the Closing:

     13.01 Officer's Certificate. The certificate referred to in Section 10.04 of this Agreement.

     13.02 Certificate of Secretarial Officer. The certificate of the Secretary or Assistant Secretary of Checkers, dated the Closing Date, with respect to the incumbency of corporate officers and their signatures, corporate good standing and the corporate director resolutions authorizing the transactions contemplated by this Agreement.

     13.03 Instructions to Transfer Agent. A copy of the instructions of Checkers to its registered transfer agent to issue the Stock Payment to RDG.

     13.04 Warrant.  The Warrant.

     13.05 Amendment to Asset Purchase Agreement. The Amendment to Asset Purchase Agreement contemplated by Section 2.05 hereof.

     13.06 Other Documents. Such other documents as shall be reasonably requested by RDG or required to be delivered pursuant to this Agreement.

                                  ARTICLE XIV

                          TERMINATION AND ABANDONMENT

     14.01 Events of Termination. This Agreement may be terminated at any time before the Closing Date: (i) by mutual consent of the Boards of Directors of Checkers and RDG, or the respective Presidents thereof, pursuant to duly delegated authority; (ii) by the Board of Directors of RDG if any of the conditions precedent found in Articles IX or X of this Agreement have not been met and have not been waived in writing by RDG; (iii) by the Board of Directors of Checkers if any of the conditions precedent found in Articles IX or XI of this Agreement have not been met and have not been waived in writing by Checkers; (iv) by the Board of Directors of RDG if there is a breach of or failure by Checkers to perform in any material respect any of the representations, warranties, commitments, covenants or conditions under this Agreement, which breach or failure is not cured within fifteen (15) days after written notice thereof is given to Checkers; (v) by the Board of Directors of Checkers if there is a breach of or failure by RDG to perform in any material respect any of the representations, warranties, commitments, covenants or conditions under this Agreement, which breach or failure is not cured within fifteen (15) days after written notice thereof is given to RDG; or (vi) by the Board of Directors of RDG or by the Board of Directors of Checkers at any time on or after October 1, 1995, if the Closing shall not theretofore have been consummated and completed, provided however, that in the event that on October 1, 1995, the stockholders of RDG have not yet met for the purposes of voting on this Agreement and the transactions contemplated herein, such date shall be extended and shall be the 31st day after the date on which the SEC declares the Registration Statement effective, provided that the Registration Statement has been duly filed by Checkers with the SEC and Checkers has cooperated or is cooperating with the SEC in connection with the review of the Registration Statement and has diligently sought or is diligently seeking to have the Registration Statement declared effective by the SEC, and provided further that RDG has received the required number of copies of the Registration Statement within five business days of the date on which such Registration Statement is declared effective. In the event of termination and abandonment by any party as above provided in clauses (ii), (iii), (iv), (v) or (vi) of this Section, written notice shall forthwith be given to the other party, which notice shall clearly specify the reason of such party for terminating this Agreement.

     14.02 Survival. The provisions in Sections 8.01, 16.08 and 16.13 of this Agreement shall survive the termination of this Agreement.

                                   ARTICLE XV

                                INDEMNIFICATION

     15.01 Survival. All representations, warranties, covenants and agreements of each of the parties hereto set forth in this Agreement or in any other instrument or document delivered by any of the parties hereto pursuant to this Agreement shall survive the Closing and shall remain operative and in full force and effect regardless of any investigations at any time made by or on behalf of any party hereto and shall not be deemed merged in any document or instrument executed or delivered at or after the Closing.

     15.02 Indemnification by RDG. From and after the Closing, RDG shall indemnify, defend and hold harmless Checkers' Group (as hereinafter defined) from, against and with respect to any claim, liability, obligation, loss, damage, assessment, judgment, cost and expense (including, without limitation, reasonable attorney's and accountant's fees and costs and expenses reasonably incurred in investigating, preparing, defending against or prosecuting any litigation or claim, action, suit, proceeding or demand), of any kind or character arising out of or in any manner incident, relating or attributable to
(i) the inaccuracy in any representation or breach of warranty of RDG contained in this Agreement or otherwise made or given in writing in connection with this Agreement, (ii) any failure by RDG to perform or observe in any material respect any covenant, agreement or condition to be performed or observed by it under this Agreement or under any certificates or other documents or agreements executed by it in connection with this Agreement,
(iii) any liabilities, obligations, debts, contracts or other commitments of any kind or nature whatsoever, whether known or unknown and whether accrued, fixed, absolute, conditional, determined, determinable or otherwise, of RDG existing on the Closing Date or arising out of, or resulting from, any transaction entered into, or any state of facts existing, prior to or at the Closing Date which are imposed on Checkers after the Closing Date as result of its purchase of the Note, and (iv) any claims arising out of or based upon any untrue statement of a material fact contained in the Registration Statement, any Resale Registration Statement, any Warrant Share Registration Statement, any Warrant Share Resale Registration Statement or any prospectus included therein or arising out of or based upon any omission to state therein a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon information furnished to Checkers in writing by RDG for use therein. RDG shall be liable to and shall reimburse Checkers' Group for any payment made by Checkers' Group at any time after the Closing in respect of any liability, obligation or claim to which the foregoing indemnity relates within five (5) days of the date of receipt by RDG of written demand for payment thereof by Checkers' Group. If any claim covered by the foregoing indemnity be asserted against Checkers' Group, Checkers shall notify RDG promptly and give it an opportunity to defend the same, and Checkers shall extend reasonable cooperation to RDG in connection with such defense. In the event that RDG fails to defend the same within a reasonable time, Checkers shall be entitled to assume the defense thereof and RDG shall be liable to repay Checkers for all of its expenses reasonably incurred in connection with such defense (including reasonable attorney's fees and settlement payments). For purposes of this
Section 15.02, the term "Checkers' Group" shall mean Checkers and its subsidiaries, parents, officers, directors, employees, agents, representatives, predecessors, successors, attorneys and accountants.

     15.03 Indemnification by Checkers. From and after the Closing, Checkers shall indemnify, defend and hold harmless RDG from, against and with respect to any claim, liability, obligation, loss, damage, assessment, judgment, cost and expense (including, without limitation, reasonable attorney's and accountant's fees and costs and expenses reasonably incurred in investigating, preparing, defending against or prosecuting any litigation or claim, action, suit, proceeding or demand), of any kind or character arising out of or in any manner incident, relating or attributable to (i) the inaccuracy in any representation or breach of warranty of Checkers contained in this Agreement or in any certificate, instrument or other document or agreement executed by Checkers in connection with this Agreement or otherwise made or given in writing in connection with this Agreement, (ii) any failure by Checkers to perform or observe in any material respect any covenant, agreement or condition to be performed or observed by it under this Agreement or under any certificates or other documents or agreements executed by it in connection with this Agreement, and (iii) any claims arising out of or based upon any untrue statement of a material fact contained in the Registration Statement, any Resale Registration Statement, any Warrant Share Registration Statement, any Warrant Share Resale Registration Statement or any prospectus included therein or arising out of or based upon any omission to state therein a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon information furnished by Checkers in writing for use therein. Checkers shall reimburse RDG for any payment made by RDG at any time after the Closing in respect of any liability, obligation or claim to which the foregoing indemnity relates within five (5) days of the date of receipt by Checkers of written demand for payment thereof by RDG. If any claim covered by the foregoing indemnity be asserted against RDG, RDG shall notify Checkers promptly and give it an opportunity to defend the same, and RDG shall extend reasonable cooperation to Checkers in connection with such defense. In the event that Checkers fails to defend the same within a reasonable time, RDG shall be entitled to assume the defense thereof and Checkers shall be liable to repay RDG for all of its expenses reasonably incurred in connection with such defense (including reasonable attorney's fees and settlement payments). For purposes of this Section 15.03, the term "RDG" shall mean RDG and its affiliates, officers, directors, employees, agents, representatives, predecessors, successors, attorneys and accountants.

                                  ARTICLE XVI

                                 MISCELLANEOUS

     16.01 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     16.02 Publicity. Subject to the other provisions of this Agreement, press releases and other publicity materials relating to the transactions contemplated by this Agreement shall be released by the parties hereto only after review and with the consent of each of Checkers and RDG; provided, however, Checkers shall have the right, after consulting with RDG, to make a public announcement of the execution of this Agreement and a disclosure of the basic terms and conditions of this Agreement if advised to do so by its legal counsel in connection with the reporting and disclosure obligations of Checkers under the federal securities laws and/or the NASDAQ National Market System.

     16.03 Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation or construction of this Agreement.

     16.04 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

     16.05 Governing Law. This Agreement shall be construed in accordance with the laws of the State of Florida without regard to any applicable conflicts of law.

     16.06 Expenses. Except as otherwise herein provided, each of the parties hereto shall pay its respective costs and expenses incurred or to be incurred by it in connection with the negotiations respecting this Agreement and the transactions contemplated by this Agreement, including preparation of documents, obtaining any necessary regulatory approvals and the consummation of the other transactions contemplated in this Agreement. Checkers shall pay all expenses related to the registrations of shares provided for in Sections 6.02, 6.04 and 6.05, including expenses incurred in registering such shares under the various state securities laws, except as otherwise specifically stated therein.

     16.07 Non-Assignment. This Agreement shall not be assignable by any party without the written consent of the others.

     16.08 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein and supersedes all other prior agreements, understandings and letters related hereto.

     16.09 Singular and Plural. Unless the context of this Agreement otherwise clearly requires, references to the plural include the singular and the singular includes the plural. Wherever the context so requires, the masculine shall refer to the feminine, the neuter shall refer to the masculine or the feminine, the singular shall refer to the plural, and vice versa.

     16.10 Knowledge of RDG. Wherever any representation, warranty or other statement made in this Agreement is qualified as to the knowledge of RDG, such qualification shall mean (i) the actual knowledge of RDG and each of the directors and executive officers of RDG, if a reasonable investigation of the qualified matter was undertaken, or (ii) the knowledge that RDG and the directors and executive officers of RDG should have had if a reasonable investigation of the qualified matter had been undertaken.

     16.11 Notices. Any notice or other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly given
(i) on the date sent if delivered personally or by cable, telecopy, telegram or telex (which is confirmed) or (ii) on the date received if mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               (a) if to Checkers, to:

                   Checkers Drive-In Restaurants, Inc.
                   600 Cleveland Street, Suite 1050
                   Clearwater, Florida 34615
                   Attention: General Counsel
                   Telecopy No.: (813) 448-0009

                   with a copy to:

                   Paul R. Lynch, Esquire
                   Shumaker, Loop & Kendrick
                   101 East Kennedy Boulevard
                   Suite 2500
                   Tampa, Florida 33602
                   Telecopy No.: (813) 229-1660

                   and,

               (b) if to RDG, to:

                   Restaurant Development Group, Inc.
                   Attention: President
                   c/o Equus Capital Corporation
                   2929 Allen Parkway, Twenty-fifth Floor
                   Houston, Texas 77019
                   Telecopy No.: (713) 529-9545

                   with a copy to:

                   Carl M. Jones, Esquire
                   Hirsch & Westheimer, P.C.
                   Suite 2550
                   700 Louisiana Street
                   Houston, TX 77002-2728
                   Telecopy No.: (713) 223-9319

     16.12 Rights of Third Parties. This Agreement shall not create any legal rights in any person or entity other than the parties to this Agreement, except for Checkers' Group under Section 15.02 of this Agreement.

     16.13 Remedies. Nothing contained in this Agreement shall be construed to restrict or limit in any manner the remedies which the parties might have at law or in equity for any breach of the covenants, representations, or warranties contained in this Agreement.

     16.14 Amendment. This Agreement may be amended or supplemented by the parties hereto. The parties hereto shall make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any governmental approval or acceptance of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     16.15 Waiver. Any party hereto may, by written notice to the other parties hereto, (i) extend the time for the performance of any of the obligations or other actions of such other party under this Agreement,

(ii) waive any inaccuracies in the representations or warranties of such other party contained in this Agreement or in any document delivered pursuant to this Agreement, or (iii) waive compliance with any of the conditions or covenants of such other party contained in this Agreement, or (iv) waive or modify performance of any of the obligations of such other party under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any of the representations, warranties, covenants, conditions, or agreements contained in the Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. If, prior to the Closing, any party provides all of the other parties with written notice, which refers specifically to this Section 16.15, that a representation or warranty made by such party in or pursuant to this Agreement is not true, correct and complete and the Closing is consummated notwithstanding such disclosure, such other parties shall be deemed to have waived any claims for indemnification under this Agreement as a result of the inaccuracy of such representation or warranty.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer as of the day and year first above written.

                                          CHECKERS DRIVE-IN RESTAURANTS, INC.

                                          By     /s/ JAMES F. WHITE, JR.
                                            ------------------------------------
                                            James F. White, Jr.
                                            Vice Chairman

                                          RESTAURANT DEVELOPMENT GROUP, INC.

                                          By        /s/ NOLAN LEHMANN
                                            ------------------------------------
                                            Name
                                            Title

                                AMENDMENT NO. 1
                                       TO
                               PURCHASE AGREEMENT

     THIS AMENDMENT NO. 1, dated as of October 20, 1995, to that certain Purchase Agreement (the "Agreement"), dated as of August 3, 1995, by and among Restaurant Development Group, Inc., a Delaware corporation ("RDG"), and Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers").

     WHEREAS, RDG holds a promissory note of Checkers, dated May 4, 1994, in the principal amount of $1,693,225.27 (the "Note"); and

     WHEREAS, Checkers and RDG have entered into the Agreement, pursuant to which Checkers has agreed to acquire and RDG has agreed to sell the Note of Checkers held by RDG; and

     WHEREAS, Checkers and RDG desire to make certain changes in the terms of the Agreement.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Section 6.02 of the Agreement is hereby amended by deleting the words "Within 45 days after the date of this Agreement" from the first line thereof and substituting in lieu thereof the words "On or before March 1, 1996".

     2. Article VI of the Agreement is hereby amended by adding the following
Section 6.07:

          6.07 Payment of Interest. Beginning on November 1, 1995, and on the first day of each month thereafter, Checkers shall pay to RDG in cash an amount equal to the interest due under the Note for the preceding month. In the event that Checkers has not filed the Registration Statement pursuant to Section 6.02 on or before November 30, 1995, Checkers shall pay to RDG
     (i) on November 30, 1995, the amount of $100,000 in cash, to be credited against the accrued interest due under the Note and (ii) on February 1, 1996, the amount of $100,000 in cash, to be credited against the accrued interest due under the Note.

     3. Section 9.04 of the Agreement is hereby amended to read in its entirety as follows:

          9.04 Closing Date. The Closing Date shall be on or before March 31, 1996; provided however, that in the event that on March 27, 1996, the stockholders of RDG have not yet met for the purposes of voting on this Agreement and the transactions contemplated herein, the Closing Date shall be extended and shall be on the 31st day after the date on which the SEC declares the Registration Statement effective, provided that the Registration Statement has been duly filed by Checkers with the SEC as provided herein and Checkers has cooperated or is cooperating with the SEC in connection with the review of the Registration Statement and has diligently sought or is diligently seeking to have the Registration Statement declared effective by the SEC.

     4. Section 14.01 of the Agreement is hereby amended by changing the date in clause (vi) thereof from "October 1, 1995" to "April 1, 1996" each time that it appears.

     5. Except as otherwise provided herein, the Agreement shall remain in full force and effect.

     6. This Amendment No. 1 may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     7. This Amendment No. 1 shall become effective upon execution by all of the parties hereto, and thereafter any reference to the Agreement shall be deemed to be a reference to the Agreement as amended hereby.

     IN WITNESS WHEREOF, each of the corporate parties hereto have caused this Amendment to the Agreement to be executed by their respective duly authorized officer or officers as of the day and year first above written.

                                          CHECKERS DRIVE-IN RESTAURANTS, INC.

                                          By      /s/ ALBERT J. DIMARCO
                                            ------------------------------------
                                            Albert J. DiMarco
                                            President and Chief Executive
                                             Officer

                                          RESTAURANT DEVELOPMENT GROUP, INC.

                                          By        /s/ NOLAN LEHMANN
                                            ------------------------------------
                                            Name: Nolan Lehmann
                                            Title:  President

                                AMENDMENT NO. 2
                                       TO
                               PURCHASE AGREEMENT

     THIS AMENDMENT NO. 2, dated as of April 11, 1996, to that certain Purchase Agreement, dated as of August 3, 1995, as amended by Amendment No. 1 to Purchase Agreement, dated as of October 20, 1995 (as amended, the "Agreement"), by and among Restaurant Development Group, Inc., a Delaware corporation ("RDG"), and Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers").

     WHEREAS, RDG holds a promissory note of Checkers, dated May 4, 1994, in the principal amount of $1,693,225.27 (the "Note"); and

     WHEREAS, Checkers and RDG have entered into the Agreement, pursuant to which Checkers has agreed to acquire and RDG has agreed to sell the Note of Checkers held by RDG; and

     WHEREAS, Checkers and RDG desire to make certain changes in the terms of the Agreement.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Section 2.04 of the Agreement is hereby amended by changing the number of shares subject to the Warrant as set forth in the first sentence thereof from 125,000 shares to 120,000 shares.

     2. Section 6.02 of the Agreement is hereby amended by deleting the words "On or before March 1, 1996" from the first line thereof and substituting in lieu thereof the words "On or before April 22, 1996".

     3. Section 6.03 of the Agreement is hereby amended to read in its entirety as follows:

          6.03 Guarantee of Proceeds from the Sale of the Common Stock. In the event that RDG proceeds in good faith to sell all of the Common Stock constituting the Stock Payment in a reasonably prompt but orderly manner (subject to the limitations set forth in Section 7.07), if the aggregate net proceeds (gross proceeds less brokers' commissions and discounts) from the sale of such stock is less than eighty percent (80%) of the Purchase Price (the "Guaranteed Purchase Price"), Checkers shall issue to RDG additional shares of Common Stock with a value equal to the difference between the Guaranteed Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the Stock Payment (such difference is hereinafter referred to as the "Initial Price Differential"). The parties agree that RDG will be deemed to be proceeding in good faith to sell all of the Common Stock in a reasonably prompt but orderly manner if it does not exceed the limitations on sales set forth in
     Section 7.07 and it sells in each three-month period after the Closing Date at least 90% of the lesser of (i) the maximum number of shares permitted to be sold during such period under Rule 144 promulgated under the Securities Act of 1933 or (ii) the maximum number of shares permitted to be sold during such period under Section 7.07 (or any lesser or greater amount specifically approved or requested by Checkers, it being understood that RDG shall have no obligation to comply with any request by Checkers to reduce its sales volume below the limitations set forth in Section 7.07 or to increase its sales volume above the number required under this sentence to maintain the price protection provisions set forth in this Section 6.03). Sales of shares of Common Stock held by RDG as of the date hereof shall be counted in determining the minimum sales required under this
     Section 6.03. RDG shall provide Checkers with satisfactory evidence of the fact that the aggregate net proceeds from the sale of such shares was less than the Guaranteed Purchase Price (i.e., broker confirmation slips). Checkers shall issue instructions to its transfer agent to issue the additional Common Stock within two business days after Checkers and RDG have agreed on the number of additional shares of Common Stock to be issued, based upon the broker confirmation slips relating to the sales of the Common Stock. The number of shares to be issued (the "Second Stock Payment") shall be equal to the amount determined by dividing the Initial Price Differential by the arithmetic average (rounded to the nearest penny) of the closing sale price per share of the Common Stock as reported on the NASDAQ Stock Market's National Market (as reported in The Wall Street Journal) for the ten (10) full trading days immediately preceding the date on which Checkers issues instructions to its transfer agent to issue such additional shares (such average closing sale price being referred to hereinafter as the "Resale Price" for such shares). Checkers shall promptly prepare and file a registration statement and all necessary or appropriate related state securities law or blue sky filings under which Checkers shall register the Common Stock representing the Second Stock Payment, and RDG may sell the shares representing the Second Stock Payment, upon the terms and conditions provided in Section 6.04 below. In the event that the aggregate net proceeds from the sale of such shares is less than the Initial Price Differential, Checkers shall issue to RDG additional shares of Common Stock with a value equal to the difference between the Guaranteed Purchase Price and the aggregate net proceeds received from the sale of the Common Stock constituting the Stock Payment and the Second Stock Payment (such difference is hereinafter referred to as the "Second Price Differential"), as provided above with respect to the Initial Price Differential. Checkers shall register the same and RDG may sell the same as provided in Section 6.04 below with respect to the Second Stock Payment. Checkers and RDG will continue this process until such time as there is no Price Differential realized by RDG on the sale of any batch of Common Stock issued in payment of a Price Differential on a previous batch of Common Stock. The foregoing notwithstanding, Checkers shall have the option at any time to deliver cash to RDG in lieu of additional shares in order to pay any Price Differential. In the event that RDG should receive net proceeds from the sale of all Common Stock issued hereunder in excess of the Guaranteed Purchase Price, or in the event that once RDG has received net proceeds equal to such amount it still holds shares delivered by Checkers in connection with the payment of the Guaranteed Purchase Price, then RDG shall be liable to Checkers for the excess net proceeds and the excess shares of Common Stock, and shall promptly pay the same over to Checkers. Checkers shall have the right to require RDG at any time to either, at the option of RDG, sell to Checkers any shares held by RDG representing part of a Stock Payment at a price per share equal to the Resale Price thereof or terminate any future price protection for such shares pursuant to this
     Section 6.03. In the event that Checkers exercises the right described in the preceding sentence, RDG may, in its discretion, sell to Checkers a portion of the shares then held by it and retain the remainder, which remaining shares shall not be subject to the future price protection provisions of this Section 6.03.

     4. Article VI of the Agreement is hereby amended by adding the following
Section 6.08:

          6.08 Payment of Interest on Value of Unsold Shares. Beginning on the Closing Date, and on the same day of each third month thereafter, Checkers shall pay to RDG in cash an amount equal to 2.5% of the value of the shares of Common Stock received by RDG as part of the Stock Payment and held by RDG on such date. The value of such shares shall be deemed to be the Purchase Price less the net sales proceeds from previously sold shares of Common Stock constituting part of the Stock Payment. In the event the shares representing the Stock Payment are sold for an amount less than the Purchase Price, giving rise to an obligation on Checkers' part to issue additional shares constituting the Second Stock Payment pursuant to Section
     6.03 hereof, Checkers shall continue to pay to RDG in cash an amount equal to 2.5% of the value of the shares of Common Stock received by RDG as part of the Second Stock Payment and held by RDG on each third monthly anniversary of the Closing Date. The value of such shares shall be deemed to be the Initial Price Differential less the net sales proceeds from previously sold shares of Common Stock constituting part of the Second Stock Payment. In the event the shares representing the Second Stock Payment (or any subsequent stock payment) are sold for an amount less than the Initial Price Differential (or any subsequent price differential), giving rise to an obligation on Checkers' part to issue additional shares constituting a subsequent stock payment pursuant to Section 6.03 hereof, Checkers shall continue to pay to RDG in cash an amount equal to 2.5% of the value of the shares of Common Stock received by RDG as part of the subsequent stock payment and held by RDG on each third monthly anniversary of the Closing Date. The value of such shares shall be deemed to be the applicable price differential less the net sales proceeds from previously sold shares of Common Stock constituting part of the applicable stock payment.

     5. Section 7.07 of the Agreement is hereby amended to read in its entirety as follows:

          7.07 Affiliate Agreements. RDG shall deliver to Checkers a written agreement providing that it agrees not to sell, pledge, transfer or otherwise dispose of the shares of Common Stock to be received by it except in compliance with the applicable provisions of the 1933 Act and the rules and regulations promulgated thereunder, including Rule 145 (the "Affiliate Agreement"). RDG shall also agree in the

     Affiliate Agreement that in order to assure that any sales of the shares of Common Stock issued hereunder will be made in an orderly manner so as not to adversely affect the market for the Common Stock, for a period of two years after the Closing Date, RDG shall not, without the prior consent of Checkers, (i) sell in excess of 50,000 shares of Common Stock during any five consecutive trading days and (ii) sell in excess of 25,000 shares in any one day; provided however, that additional sales in excess of such limits may be made provided the same are made at a price higher than the lowest then current bid price for the Common Stock (on an "uptick"). Checkers may refuse to register or give effect to any sales in excess of such limitation (RDG shall provide Checkers with evidence that all sales in excess of such limit were made on an uptick). RDG shall, upon the distribution of any of the Common Stock to any stockholder, cause such person to deliver an Affiliate Agreement to Checkers as a condition of such distribution and the transfer of the ownership of such shares upon the stock register of Checkers, which agreement shall contain the same covenants and a proportionate limitation on sales.

     6. Section 9.04 of the Agreement is hereby amended to read in its entirety as follows:

          9.04 Closing Date. The Closing Date shall be on or before the 21st day after the date on which the SEC declares the Registration Statement effective (except that if such day is not a business day, then on the next business day).

     7. Section 10.03 of the Agreement is hereby amended to read in its entirety as follows:

          10.03 No Material Adverse Change. Since January 2, 1996, there shall have been no material adverse change in the financial condition, results of operations, business or prospects of Checkers and its subsidiaries taken as a whole.

     8. Section 14.01 of the Agreement is hereby amended by changing the date in clause (vi) thereof from "April 1, 1996" to "May 31, 1996" each time that it appears.

     9. Except as otherwise provided herein, the Agreement shall remain in full force and effect.

     10. Checkers hereby warrants and represents to RDG that the execution, delivery and performance of this Amendment No. 2 does not constitute a breach or cause Checkers to be in violation of any of its loan or credit agreements.

     11. This Amendment No. 2 may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     12. This Amendment No. 2 shall become effective upon execution by all of the parties hereto, and thereafter any reference to the Agreement shall be deemed to be a reference to the Agreement as amended hereby.

     IN WITNESS WHEREOF, each of the corporate parties hereto have caused this Amendment to the Agreement to be executed by their respective duly authorized officer or officers as of the day and year first above written.

                                          CHECKERS DRIVE-IN RESTAURANTS, INC.

                                          By       /s/ JAMES T. HOLDER
                                            ------------------------------------
                                            James T. Holder
                                            Vice President and General Counsel

                                          RESTAURANT DEVELOPMENT GROUP, INC.

                                          By        /s/ NOLAN LEHMANN
                                            ------------------------------------
                                            Name: Nolan Lehmann
                                            Title:  President

                                AMENDMENT NO. 3
                                       TO
                               PURCHASE AGREEMENT

     THIS AMENDMENT NO. 3, dated as of June 2, 1997, to that certain Purchase Agreement, dated as of August 3, 1995, as amended by Amendment No. 1 to Purchase Agreement, dated as of October 20, 1995, and by Amendment No. 2 to Purchase Agreement, dated as of April 11, 1996 (as amended, the "Agreement"), by and among Restaurant Development Group, Inc., a Delaware corporation ("RDG"), and Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers").

     WHEREAS, RDG holds a promissory note of Checkers, dated May 4, 1994, in the principal amount of $1,693,225.27 (the "Note"); and

     WHEREAS, Checkers and RDG have entered into the Agreement, pursuant to which Checkers has agreed to acquire and RDG has agreed to sell the Note of Checkers held by RDG; and

     WHEREAS, Checkers has entered into a letter of intent with Rally's Hamburgers, Inc. pursuant to which it is contemplated that Checkers will acquire all of the outstanding stock of Rally's pursuant to a merger of Rally's with a subsidiary of Checkers, in which Rally's stockholders will receive shares of Checkers common stock in exchange for their Rally's common stock; and

     WHEREAS, Checkers and RDG agree that the closing of this Agreement will be delayed until after the closing of the Rally's transaction and desire to make certain changes in the terms of the Agreement.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Section 6.02 of the Agreement is hereby amended by adding the following sentence to the end thereof:

     Notwithstanding the foregoing, in the event that Checkers is negotiating with Rally's Hamburgers, Inc. ("Rally's") to acquire all of the outstanding stock of Rally's through a merger of Rally's with a subsidiary of Checkers or otherwise, then Checkers' obligation to have the Registration Statement declared effective by the SEC as expeditiously as practicable shall be suspended, pending the closing of the transaction with Rally's.

     2. Article VI of the Agreement is hereby amended by adding the following
Section 6.09:

          6.09 Payment of Principal. Beginning on July 15, 1997, and on the 15th day of each month thereafter through October 15, 1997, in the event that the Registration Statement has not yet been declared effective by the SEC, Checkers shall pay to RDG in cash the amount of One Hundred Thousand Dollars ($100,000.00), to be applied against the principal balance due under the Note. Notwithstanding any other provision contained in this Agreement, all remaining principal due under the Note and any accrued but unpaid interest thereon shall be payable on November 15, 1997, if the Registration Statement is not declared effective by the SEC before such date.

     3. Section 7.07 of the Agreement is hereby amended by adding the following sentence to the end thereof:

     In the event that Checkers acquires all of the outstanding stock of Rally's Hamburgers, Inc. ("Rally's") through a merger of Rally's with a subsidiary of Checkers or otherwise, then the 50,000 share volume limitation set forth above shall be increased to 75,000 shares.

     4. Section 10.03 of the Agreement is deleted in its entirety.

     5. Section 14.01 of the Agreement is hereby amended by changing the date in clause (vi) thereof from "May 31, 1996" to November 25, 1997" each time that it appears.

     6. Except as otherwise provided herein, the Agreement shall remain in full force and effect.

     7. This Amendment No. 3 may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     8. This Amendment No. 3 shall become effective upon execution by all of the parties hereto and the payment by Checkers to RDG in cash the amount of One Hundred Thousand Dollars ($100,000.00), to be applied against the principal balance due under the Note, and thereafter any reference to the Agreement shall be deemed to be a reference to the Agreement as amended hereby.

     IN WITNESS WHEREOF, each of the corporate parties hereto have caused this Amendment to the Agreement to be executed by their respective duly authorized officer or officers as of the day and year first above written.

                                          CHECKERS DRIVE-IN RESTAURANTS, INC.

                                          By       /s/ JOSEPH N. STEIN
                                            ------------------------------------
                                            Name: Joseph N. Stein
                                            Title:  Executive Vice President

                                          RESTAURANT DEVELOPMENT GROUP, INC.

                                          By        /s/ NOLAN LEHMANN
                                            ------------------------------------
                                            Name: Nolan Lehmann
                                            Title:  Vice President

                                                                      APPENDIX B

     THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE.

     THIS WARRANT IS NOT TRANSFERRABLE.

                         WARRANT TO PURCHASE SHARES OF
                                COMMON STOCK OF
                      CHECKERS DRIVE-IN RESTAURANTS, INC.

Date of Issuance: September   , 1995

     THIS CERTIFIES that, for value received, RESTAURANT DEVELOPMENT GROUP, INC., a Delaware corporation ("RDG"), is entitled to purchase, subject to the provisions of this warrant, including the limitations described in Article 5 hereof and the adjustments set forth in Article 6 hereof, from CHECKERS DRIVE-IN RESTAURANTS, INC., a Delaware corporation (the "Company"), up to 125,000 Stock Units in accordance with the provisions hereof. This warrant and all warrants issued upon transfer, division or combination hereof, or in substitution herefor, are collectively hereinafter referred to as "the Warrant."

                                   ARTICLE 1.

                              CERTAIN DEFINITIONS

     For all purposes of this Warrant, unless the context otherwise requires, the following terms shall have the following respective meanings:

     "Act": the federal Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

     "Common Stock": the Company's common stock, par value $.001 per share.

     "Commission": the Securities and Exchange Commission, or any other federal agency then administering the Act.

     "Company": CHECKERS DRIVE-IN RESTAURANTS, INC., a Delaware corporation, located at 600 Cleveland Street, Eighth Floor, Clearwater, Florida 34615, and any other corporation assuming or required to assume the Warrants pursuant to
Section 6.1(d).

     "Current Market Value": per share of Common Stock on any date herein specified, shall be deemed to be the average of the daily market prices for shares of such series of Common Stock for the ten consecutive business days immediately preceding such date. The market price for each such business day shall be the closing sale price on such day on the Nasdaq National Market ("NNM") or, if the Common Stock is not then listed on the NNM, on such other principal stock exchange or market on which such stock is then listed or admitted to trading or, if no sale takes place on such day on any such exchange or market, the average of the closing bid and asked prices on such day as officially quoted on any such exchange, or, if the Common Stock is not then listed or admitted to trading on any stock exchange or market, the market price for each such business day shall be the average of the closing reported bid and asked prices on such day in the over-the-counter market, as furnished by the National Quotation Bureau, Inc., or, if such firm at the time is not engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business and selected by the Company or, if there is no such firm, as furnished by any member of the National Association of Securities Dealers, Inc., selected by the Company.

     "Current Warrant Price": as of any date, the amount equal to the quotient resulting from dividing the Purchase Price per Stock Unit by the number of shares of Common Stock comprising a Stock Unit on such date.

     "Current Warrant Value": as of any date, the Current Market Value per share of Common Stock.

     "Exercise Period": the period from the Date of Issuance of this warrant indicated on the first page hereof until and including the Exercise Termination Date.

     "Exercise Termination Date": September   , 2000.

     "Existing Warrants": collectively, this Warrant; warrants containing terms substantially identical to this Warrant, except for the number of shares into which they are exercisable, issued to the other Banks (as such term is defined in the Credit Agreement) concurrently herewith; and all warrants issued upon transfer, division or combination thereof, or in substitution therefor.

     "Person" or "person": any individual, corporation, partnership, trust, unincorporated organization and any government, and any political subdivision, instrumentality or agency thereof.

     "Purchase Price": $          per Stock Unit as such Stock Unit is
constituted on the Date of Issuance, provided that in the event that the arithmetic average (rounded to the nearest penny) of the closing sale price per share of the Common Stock as reported on the NNM for each of the trading days in the ninety calendar days following the Date of Issuance, as reported in The Wall
Street Journal, is less than $          , the purchase price shall be changed on
the 91st day after the Date of Issuance to such 90 day period average price.

     "Stock Unit" shall mean one share of Common Stock as such stock is constituted on the Date of Issuance and thereafter shall mean the number of shares of Common Stock as shall result from the adjustments specified in Article 6.

     "Warrant Office": defined in Section 3.1

     "Warrant Shares": the shares of Common Stock purchasable by RDG of this Warrant upon the exercise of this Warrant.

                                   ARTICLE 2.

                              EXERCISE OF WARRANT

     2.1. Method of Exercise. To exercise this Warrant in whole or in part at any time and from time to time during the Exercise Period, RDG shall deliver to the Company, at the Warrant Office designated pursuant to Section 3.1, (a) a written notice, in substantially the form of the Subscription Notice attached hereto as Exhibit 1, of RDG's election to exercise this Warrant, which notice shall specify the number of shares of Common Stock to be purchased; (b) a check payable to the order of the Company in an amount equal to the purchase price for the number of shares of Common Stock being purchased as determined in Article 6; and (c) this Warrant. The Company shall, as promptly as practicable and in any event within fourteen (14) days thereafter, execute and deliver or cause to be executed and delivered, in accordance with said notice, a certificate or certificates representing the aggregate number of shares of Common Stock specified in said notice. The stock certificate or certificates so delivered shall be in denominations of shares as may be specified in said notice and shall be issued in the name of RDG. At the time of delivery of the certificate or certificates, appropriate notation shall be made on this Warrant designating the number of shares purchased, and this Warrant shall then be returned to RDG if this Warrant has been exercised in part. The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, issuance and delivery of stock certificates.

     2.2. Shares to be Fully Paid and Non-Assessable. All shares of Common Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable.

     2.3. No Fractional Shares to be Issued. The Company shall not be required upon any exercise of this Warrant to issue a certificate representing any fraction of a share of Common Stock. If, by reason of any change made in the number of shares purchasable upon the exercise of this Warrant pursuant to the terms hereof, RDG would be entitled, upon the exercise of any rights evidenced hereby, to receive a fractional interest in a share of Common Stock, RDG shall only be entitled to receive from the Company an amount in cash equal to the Current Market Value of such fractional interest as of the business day that next precedes the day of exercise.

     2.4. Legend on Warrant Shares. Each certificate for Warrant Shares issued upon exercise of this Warrant shall bear substantially the following legend (and any additional legend required by any national securities exchanges upon which such shares may, at the time of such exercise, be listed or under applicable securities laws):

          The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and may only be offered, sold, transferred, pledged, hypothecated or otherwise disposed of (I) in accordance with Rule 144 under the 1933 Act, (II) in a transaction that is, in the opinion of a national law firm or regional law firm reasonably acceptable to the issuer, exempt from registration under the 1933 Act, or (III) pursuant to an effective registration statement filed in compliance with the 1933 Act and any applicable state securities laws.

     Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of counsel to the Company, the securities represented thereby need no longer be subject to the restrictions on transferability. The provisions of
Article 4 shall be binding upon all subsequent holders of this Warrant.

                                   ARTICLE 3.

                                 WARRANT OFFICE

     3.1. Warrant Office. The Company shall maintain an office for certain purposes specified herein (the "Warrant Office"), at which office shall initially be the Company's location set forth in the definition of "Company" in
Article 1 hereof, and may subsequently be such other office of the Company or of any transfer agent of the Common Stock in the continental United States as to which written notice has previously been given to the holder of the Warrant.

     3.2. Ownership of Warrant. The Company may deem and treat the person in whose name this warrant is registered as the holder and owner hereof (notwithstanding any notations of ownership or writing hereon made by anyone other than the Company) for all purposes and shall not be affected by any notice to the contrary.

                                   ARTICLE 4.

                            RESTRICTION ON TRANSFER

     This Warrant may not be offered, sold, transferred, pledged, hypothecated or otherwise disposed of by RDG, except to a successor by operation of law.

                                   ARTICLE 5.

              EXERCISABILITY OF RIGHTS TO PURCHASE WARRANT SHARES

     RDG shall have the right to purchase Warrant Shares pursuant to this Warrant at any time, and from time to time, during the Exercise Period, subject to the adjustments described in Article 6 hereof.

                                   ARTICLE 6.

                                  ADJUSTMENTS

     6.1. Adjustments. The number of shares of Common Stock comprising a Stock Unit shall be subject to adjustment from time to time as set forth in this
Section 6.1.

          (a) Stock Dividends, Subdivision and Combination. In case at any time or from time to time the Company shall

             (i) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, Common Stock, or

             (ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

             (iii) combine its Outstanding shares of Common Stock into a smaller number of shares of Common Stock;

then the number of shares of Common Stock comprising a Stock Unit immediately after the happening of any such event shall be adjusted so as to consist of the number of shares of Common Stock that a record holder of the number of shares of Common Stock comprising a Stock Unit immediately prior to the happening of such event would own or be entitled to receive after the happening of such event. The adjustments required by this Subsection 6.1(a) shall be made whenever and as often as any specified event requiring an adjustment shall occur.

          (b) Certain Other Dividends and Distributions. In case at any time or from time to time the Company shall take a record of the holders of its Common Stock for the purpose of entitling it to receive any dividend or other distribution of

             (i) cash, or

             (ii) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash), or

             (iii) any warrants or other rights to subscribe for or purchase any of the following: any evidences of its indebtedness, any shares of its stock, or any other securities or property of any nature whatsoever, then at least five (5) business days prior to the record date to determine shareholders entitled to receive such dividend or distribution, the Company shall give notice of such proposed dividend or distribution to the holder of this Warrant for the purpose of enabling the holder of this Warrant to exercise the same and thereby participate in such dividend or distribution.

          (c) Other Provisions Applicable to Adjustment Under This Section. The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock comprising a Stock Unit hereinbefore provided for in this Section 6.1:

             (i) When Adjustments to be Made. The adjustments required by the preceding Subsections of this Section 6.1 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that no adjustment of the number of shares of Common Stock comprising a Stock Unit that would otherwise be required shall be made (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Subsection 6.1(a)) unless and until such adjustment either by itself or with other adjustments not previously made adds or subtracts at least 1/10th of a share to or from the number of shares of Common Stock comprising a Stock Unit immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section and not previously made, would result in a minimum adjustment. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

             (ii) Fractional Interests. In computing adjustments under this Section, fractional interests in Common Stock shall be taken into account to the nearest one-hundredth of a share.

             (iii) When Adjustment Not Required -- Abandonment of Plan for Dividend, and the Like. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

          (d) Changes in Common Stock. In case at any time and from time to time the Company shall be a party to any transaction, including, without limitation, a merger, consolidation, sale of all or substantially all of the Company's assets, liquidation or recapitalization of the Common Stock (each such transaction being hereinafter referred to as a "Transaction") in which the previously outstanding Common Stock shall be changed into or exchanged for different securities of the Company or common stock or other securities of another corporation (all such stock, other securities or equivalent equity interests being hereinafter referred to as the "Acquirer's Common Stock") or interests in a noncorporate entity (such other corporation or non-corporate entity being hereinafter referred to as the "Acquiring Company") or other property (including cash) or any combination of the foregoing, then, in such event, and as often as such event shall occur, as a condition of the consummation of the Transaction, the Company (in the case of a recapitalization of the Common Stock) or the Acquiring Company (in the case of any other Transaction) , as the case may be, shall make lawful and adequate provision so that RDG, upon the exercise hereof at any time on or after the consummation of the Transaction, shall be entitled to receive, and this Warrant shall thereafter represent the right to receive, in lieu of the Common Stock issuable upon such conversion prior to such consummation, either of the following as shall be elected by RDG (such election to be made by written notice to the Company within one hundred twenty (120) days after the date of receipt by RDG of a notice describing the election permitted under this Subsection 6.1(d) and stating the date that the Transaction was consummated, provided that absent such notice from RDG, the provisions of clause (ii) below shall be deemed to have been elected):

             (i) the securities or other property to which RDG would have been entitled upon consummation of the Transaction if RDG had exercised the Warrant immediately prior thereto (subject to adjustments from and after the consummation date as nearly equivalent as possible to the adjustments provided for in this Section 6.1, provided that if a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding Common Stock, and if RDG so designates in such notice given to the Company, RDG shall be entitled to receive in lieu thereof the securities or other property to which RDG would have been entitled if it had exercised the Warrant prior to the expiration of such purchase, tender or exchange offer and accepted such offer (subject to adjustments from and after the consummation of such purchase, tender or exchange offer as nearly equivalent as possible to the adjustments provided for in this Section 6.1); or

             (ii) shares of the Acquirer's Common Stock or, if the Acquiring Company is a wholly-owned subsidiary, of the Parent's Common Stock (as such term is defined below) with the number of such shares of common stock being included in a Stock Unit being equal to the greater of (x) the number of shares included in a Stock Unit immediately prior to consummation of the Transaction multiplied by a fraction the numerator of which is the Current Warrant Value of the Company's Common Stock immediately prior to consummation of the Transaction and the denominator of which is the current market price (determined in the same manner as provided in the definition of Current Market Value) of the Acquirer's Common Stock or the Parent's Common Stock, as the case may be, immediately prior to consummation of the Transaction; and (y) the number of shares of Common Stock included in a Stock Unit immediately prior to the consummation of the Transaction multiplied by a fraction the numerator of which is the cash or fair market value (as determined in good faith by the Board of Directors of the Company) of the property received per share of Common Stock by the holders of Common Stock of the Company on consummation of the Transaction and the denominator of which is the current market price (determined in the same manner as provided in the definition of Current Market Value) of the Acquirer's Common Stock or the Parent's Common Stock, as the case may be, on the date of consummation of the Transaction. As used in this Subsection 6.1(d), "Parent" shall mean a corporation that directly or indirectly controls the Acquiring Company or, if more than one corporation directly or indirectly controls the Acquiring Company, the corporation that directly or indirectly controls the Acquiring Company and each other such controlling corporation. The Company shall not effect any Transaction unless prior to the consummation thereof each corporation or entity (other than the Company) that may be required to deliver any securities or other property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to RDG, the obligation to deliver to RDG such securities or other property as in accordance with the foregoing provisions RDG may be entitled to receive, and such corporation or entity shall have similarly mailed or delivered to RDG an opinion of counsel for such corporation or entity, satisfactory to RDG, which opinion shall state that this Warrant including, without limitation, the provisions of Section 6.1 hereof, shall thereafter continue in full force and effect and shall be enforceable against the Company and such corporation or entity in accordance with the terms hereof and thereof, together with such other matters as RDG may reasonably request. For the purposes of this Subsection 6.1(d), Acquirer's Common Stock or Parent's Common Stock shall include stock of such corporation of any class that is not preferred as to dividends or assets over any other class of stock of such corporation and that is not subject to redemption. The foregoing provisions of this Subsection 6.1(d) shall similarly apply to successive mergers, consolidations, sales of assets, liquidations and recapitalizations.

                                   ARTICLE 7.

                                 NOTICES TO RDG

     7.1. Notice of Adjustments. Whenever the number of shares of Common Stock comprising a Stock Unit, or the price at which a Stock Unit may be purchased upon exercise of this Warrant, shall be adjusted pursuant to Section 6.1, the Company shall forthwith provide to RDG a certificate setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the fair value of any evidences of indebtedness, shares of stock, other securities or property or warrants, other subscription or purchase rights referred to in Subsection 6.1(b) or Subsection 6.1(d) and specifying the number of shares of Common Stock comprising a Stock Unit and (if such adjustment was made pursuant to Subsection 6.1(d)) describing the number and kind of any other shares of stock comprising a Stock unit, after giving effect to such adjustment or change.

     7.2. Notice of Certain Corporate Action. In case the Company shall propose that the Company shall (i) pay any dividend payable in stock of any class to the holders of its Common Stock or to make any other distribution to the holders of its Common Stock or (ii) offer to the holders of its Common Stock rights to subscribe for or to purchase any convertible securities or additional shares of Common Stock or shares of stock of any class or any other securities, rights or options, or (iii) effect any reclassification of its Common Stock (other than a reclassification involving only the subdivision or combination of outstanding shares of Common Stock), or (iv) effect any capital reorganization, or (v) effect any consolidation, merger or sale, transfer or other disposition of all or substantially all its property, assets or business, or (vi) effect the liquidation, dissolution or winding up of the Company; then, in each such case, the Company shall give to RDG, in accordance with Section 11.5, a notice of such proposed action, which shall specify the date on which a record is to be taken for the purposes of such stock dividend, distribution or rights, or the date on which such reclassification, reorganization, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding up is to take place and the date of participation therein by the holders of Common Stock, if any such date is to be fixed, and shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action on the Common Stock and the number and kind of any other shares of stock which will comprise a Stock Unit, after giving effect to any adjustment which will be required as a result of such action. Such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 30 days prior to the record date for determining holders of the Common Stock for purposes of such action and, in the case of any other such action, at least 30 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of Common Stock, whichever shall be the earlier.

                                   ARTICLE 8.

                              REGISTRATION RIGHTS

     8.1. Company Registration. Upon the request of RDG, at any time after June 1, 1996, and prior to the fifth anniversary of the Closing Date, Checkers shall promptly prepare and file a registration statement on Form S-3 (if it is eligible to use such form), or such other form as it deems suitable (together with all amendments and supplements thereto, the "Registration Statement"), and all necessary or appropriate related state securities law or blue sky filings (together with all amendments and supplements thereto, the "Blue Sky Filings"), under which Checkers shall register the shares of Common Stock to be issued to RDG pursuant to the Warrant. Checkers shall also use its commercially reasonable best efforts to have the Registration Statement declared effective by the SEC as expeditiously as practicable, and shall keep such Registration Statement and Blue Sky Filings current for 10 days; provided, however, that Checkers shall have the right (a) to defer the initial filing or request for acceleration of effectiveness, or (b) after effectiveness, to suspend effectiveness of the Registration Statement (to be later recontinued) if, in the good faith judgment of the board of directors of Checkers and upon the advice of counsel to Checkers, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning Checkers and/or any other entity in which Checkers has, or is proposing to acquire, an equity interest, disclosure of which at the time is not, in the opinion of the board of directors of Checkers upon the advice of counsel, (A) otherwise required, and (B) in the best interests of Checkers. Checkers shall give RDG prompt written notice of effectiveness and any suspensions and recontinuations of the effectiveness of the Registration Statement and the general reason for such action (i.e., the presence of material non-public information). Subject to the foregoing, Checkers shall file all such post effective amendments and supplements to the Registration Statement and Blue Sky Filings as may be necessary, in its judgment, to keep such registration statement and filings current. Checkers shall pay all expenses related to such registration, except that RDG shall bear the expense of any fees of RDG's advisors, including legal counsel. Notwithstanding the foregoing, Checkers shall not be obligated to register shares for sale in the states of Arizona or Nevada unless the costs of registration in such states, including filing fees and reasonable attorneys' fees, are paid by RDG. Checkers shall deliver to RDG a copy of the Registration Statement upon its effectiveness. RDG shall have the opportunity to purchase Common Stock registered under the Registration Statement pursuant to the terms of the Warrant only during the 10-day effective period of the Registration Statement. Prior to such time, or thereafter, Common Stock may be purchased pursuant to the Warrant in private, unregistered transactions.

     If, and only if, the SEC will not permit the registration of the shares of Common Stock to be issued upon the exercise of the Warrant, upon the request of RDG, at any time after June 1, 1996, and prior to the fifth anniversary of the Closing Date, Checkers shall promptly prepare and file a registration statement on Form S-3 (if it is eligible to use such form), or such other form as it deems suitable (together with all amendments and supplements thereto, the "Resale Registration Statement"), and all necessary or appropriate related state securities law or blue sky filings (together with all amendments and supplements thereto, the "Blue Sky Filings"), under which Checkers shall register the Warrant Shares issued to date pursuant to the Warrant. Checkers shall also use its commercially reasonable best efforts to have the Resale Registration Statement declared effective by the SEC as expeditiously as practicable, and shall keep such registration statement and blue sky filings current for 90 days; provided, however, that Checkers shall have the right (a) to defer the initial filing or request for acceleration of effectiveness, or (b) after effectiveness, to suspend effectiveness of the Resale Registration Statement (to be later recontinued) if, in the good faith judgment of the board of directors of Checkers and upon the advice of counsel to Checkers, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning Checkers and/or any other entity in which Checkers has, or is proposing to acquire, an equity interest, disclosure of which at the time is not, in the opinion of the board of directors of Checkers upon the advice of counsel, (A) otherwise required, and (B) in the best interests of Checkers. Checkers shall give RDG prompt written notice of filing, deferral of filing, effectiveness and any suspensions and recontinuations of the effectiveness of the Resale Registration Statement and the general reason for such action (i.e., the presence of material non-public information). Subject to the foregoing, Checkers shall file all such post effective amendments and supplements to the Resale Registration Statement and Blue Sky Filings as may be necessary, in its judgment, to keep such registration statement and blue sky filings current. Checkers shall pay all expenses related to such registration, except that RDG shall bear the expenses of commissions or discounts and any fees of RDG' advisors, including legal counsel. Notwithstanding the foregoing, Checkers shall not be obligated to register shares for sale in the states of Arizona or Nevada, unless the costs of registration in such states, including filing fees and reasonable attorneys' fees, are paid by RDG.

     8.2. Copies of Filings. Concurrently with the filing of any registration statement, prospectus, amendment or supplement provided for in Section 8.1 above (other than the initial registration statement and prospectus relating to the Registration Statement and any pre-effective amendments thereto), Checkers will supply five copies of each such document to RDG for the information of its legal counsel and board of directors.

     8.3. Indemnification.

     (a) The Company shall indemnify RDG, and each officer, director and partner of RDG, and each person who controls RDG, within the meaning of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Article 8, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and shall reimburse RDG, each of its officers, directors and partners, and each person controlling RDG, for any legal and other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based upon written information furnished to the Company in writing by or on behalf of RDG for use in such prospectus, offering circular or related document.

     (b) RDG shall indemnify the Company, each of its directors and officers, and each person who controls the Company, within the meaning of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and such directors, officers, and control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by or on behalf of RDG for use therein; provided, however, that the obligations of RDG hereunder shall be limited to an amount equal to the proceeds to RDG of securities sold as contemplated herein.

     (c) Each party entitled to indemnification under this Section 8.3 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such Indemnified Party's expense. The failure of any Indemnified Party to give notice as provided herein shall relieve the Indemnifying Party of its obligations under this Section 8.3 only if such failure is prejudicial to the ability of the Indemnifying Party to defend such action, and such failure shall in no event relieve the Indemnifying Party of any liability that it may have to any Indemnified Party otherwise than under this Section 8.3. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability with respect to such claim or litigation.

     8.4. Information by RDG. RDG shall furnish to the Company such information regarding RDG and the distribution proposed by RDG as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Article 8.

                                   ARTICLE 9.

                                   EXPIRATION

     This Warrant shall terminate on the Exercise Termination Date and may not be exercised on or after such date.

                                  ARTICLE 10.

                        CERTAIN COVENANTS OF THE COMPANY

     The Company covenants and agrees that it will reserve and set apart and have at all times, free from preemptive rights, out its authorized but unissued shares or treasury shares of Common Stock, (a) a number of shares of authorized but unissued Common Stock or other securities deliverable upon the exercise of this Warrant sufficient to enable it at any time to fulfill all its obligations hereunder and (b) such number of shares of Common Stock as shall be issuable upon exercise of this Warrant at any particular time.

     A majority of the Board of Directors of the Company has taken all action necessary to authorize the issuance of this Warrant and the issuance of shares of Common Stock upon the exercise hereof.

                                  ARTICLE 11.

                                 MISCELLANEOUS

     11.1. Entire Agreement. This Warrant contains the entire agreement between RDG and the Company with respect to the purchase of the Warrant Shares and supersedes all prior arrangements or understandings with respect thereto.

     11.2. Waiver and Amendment. Any term or provision of this Warrant may be waived at any time by the party that is entitled to the benefits thereof, and any term or provision of this Warrant may be amended or supplemented at any time by agreement of the holder hereof and the Company, except that any waiver of any term or condition, or any amendment or supplementation, of this Warrant must be in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Warrant shall not in any way affect, limit or waive a party's rights hereunder at any time to enforce strict compliance thereafter with any term or condition of this Warrant.

     11.3. Illegality. In the event that any one or more of the provisions contained in this Warrant shall be determined to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in any other respect and the remaining provisions of this Warrant shall not, at the election of the party for whom the benefit of the provision exists, be in any way impaired.

     11.4. Filing of Warrant. A copy of this Warrant shall be filed in the records of the Company.

     11.5. Notice. Any notice or other document required or permitted to be given or delivered to RDG shall be delivered personally, or sent by certified or registered mail, to RDG at the last address shown on the books of the Company maintained at the Warrant Office for the registration of the Warrant or at any more recent address of which RDG shall have notified the Company in writing. Any notice or other document required or permitted to be given or delivered to the Company shall be delivered at, or sent by certified or registered mail to, the Warrant Office, attention: President, or such other address within the United States of America as shall have been furnished by the Company to RDG.

     11.6. Limitation of Liability: Not Shareholders. No provision of this Warrant shall be construed as conferring upon RDG the right to vote, consent, receive dividends or receive notice other than as herein expressly provided in respect of meetings of shareholders for the election of directors of the Company or any other matter whatsoever as a shareholder of the Company. No provision hereof, in the absence of affirmative action by RDG to purchase Warrant Shares, and no enumeration herein of the rights or privileges of RDG, shall give rise to any liability of RDG for the purchase price of any Warrant Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

     11.7. Loss, Destruction, Etc, of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, mutilation or destruction of the Warrant, and in the case of any such loss, theft or destruction, upon delivery of a bond of indemnity in such form and amount as shall be reasonably satisfactory to the Company, or in the event of such mutilation, upon surrender and cancellation of the Warrant, the Company will make and deliver a new Warrant, of like tenor, in lieu of such lost, stolen, destroyed or mutilated Warrant. Any Warrant issued under the provisions of this Section 11.7 in lieu of any Warrant alleged to be lost, destroyed or stolen, or in lieu of any mutilated Warrant, shall constitute an original contractual obligation on the part of the Company.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed in its name by its President and its corporate seal to be impressed hereon.

                                          CHECKERS DRIVE-IN RESTAURANTS, INC.

[CORPORATE SEAL]

                                          By:
                                              ---------------------------------
                                               President

                                       Attest:
                                              ---------------------------------
                                               Secretary

                                   EXHIBIT 1
                 TO CHECKERS DRIVE-IN RESTAURANTS, INC. WARRANT

                              SUBSCRIPTION NOTICE

                                           Dated:
                                                   --------------------------

     The undersigned hereby irrevocably elects to exercise its right to purchase shares of the Common Stock, $0.001 par value per share, of Checkers Drive-In Restaurants, Inc., such right being pursuant to a Warrant dated as of
September   , 1995, and as issued to the undersigned by Checkers Drive-In
Restaurants, Inc., and remits herewith the sum of $       in payment for same in
accordance with the Purchase Price specified in said Warrant.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name                                   RESTAURANT DEVELOPMENT GROUP, INC.

Address
                                       ------------------------------------------------------------
                                       (Please typewrite or print in block letters)

                                       ------------------------------------------------------------

                                            Signature
                                                      ---------------------------------------------

                                            Title
                                                      ---------------------------------------------

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation law ("DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The Company's By-laws provide that the Company shall indemnify its directors and such of its officers, employees and agents as it may from time to time designate, to the fullest extent permitted by Section 145 of the DGCL, as now existing or as may hereafter be amended.

     Section 102 of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Restated Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted by DGCL, director liability for monetary damages for breaches of fiduciary duty. In addition, the stockholders and the Board of Directors of the Company have approved the execution by the Company of indemnification agreements with the Directors and certain officers of the Company, the form of which was filed with the Securities and Exchange Commission on September 26, 1992, as Exhibit 4.4 to the Registration Statement of the Company on Form S-1 (File No. 33-42996).

     The Company maintains officers' and directors' liability insurance.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits

ITEM 16.  EXHIBIT AND FINANCIAL STATEMENT SCHEDULE

EXHIBITS

 3.1       --  Restated Certificate of Incorporation of the Company, as
               filed with the Commission as Exhibit 3.1 to the Company's
               Registration Statement on Form S-1 filed on September 26,
               1991 (File No. 33-42996), is hereby incorporated herein by reference.
 3.2       --  Certificate of Amendment to Restated Certificate of
               Incorporation of the Company, as filed with the Commission as Exhibit 3 to the Company's Form 10-Q for the quarter ended June 30, 1993, is hereby incorporated herein by reference.
 3.3       --  By-laws, as amended through February 16, 1995, of the
               Registrant, as filed with the Commission as Exhibit 3.3 to the Company's Form 10-Q for the quarter ended March 27, 1995, is hereby incorporated herein by reference.
 3.4       --  Certificate of Designation of Series A Preferred Stock of
               the Company dated February 12, 1997, as filed with the Commission as Exhibit 3.1 to the Company's Form 8-K, dated
               February 19, 1997, is hereby incorporated by reference.
 4.1       --  Collateral Assignment of Trademarks as Security from
               Borrower, dated April 12, 1995, between the Company and each of the banks party to the Amended and Restated Credit
               Agreement, dated as of April 12, 1995, as filed with the Commission as Exhibit 3 to the Company's Form 8-K dated
               April 12, 1995, is hereby incorporated by reference.

 4.2       -- Amended and Restated Credit Agreement, dated as of November 22, 1996, between the
              Company, CKE Restaurants, Inc., as Agent, and the lenders listed therein, as filed with the Commission as Exhibit 4.1 on the Company's Form 8-K, dated November 22,
              1996, is hereby incorporated by reference.
 4.3       -- Second Amended and Restated Security Agreement, dated as of November 22, 1996, between the Company and CKE Restaurants, Inc., as Agent, and the lenders listed therein, as filed with the Commission as Exhibit 4.2 on the Company's Form 8-K,
              dated November 22, 1996, is hereby incorporated by reference.
 5.*       -- Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP.
10.11      -- Asset Purchase Agreement made and entered into as of July 27, 1995, among
              InnerCityFoods, InnerCityFoods Joint Venture Company, InnerCityFoods Leasing
              Company, Checkers Drive-In Restaurants, Inc., The La-Van Hawkins Group, Inc.,
              La-Van Hawkins InnerCityFoods, LLC, and La-Van Hawkins as filed with the
              Commission as Exhibit 10.25 to the Company's Form 10-Q for the quarter ended June
              19, 1995, is hereby incorporated herein by reference.
10.12      -- Agreement for Purchase and Sale of Assets, dated as of December 29, 1993, between the Company and Dania-Auger, Inc., as filed with the Commission as Exhibit 10.27 to the Company's Form 10-K for the year ended December 31, 1993, is hereby incorporated herein by reference.
10.13      -- Management Agreement, dated as of December 31, 1993, between the Company and
              Dania-Auger, Inc., as filed with the Commission as Exhibit 10.28 to the Company's
              Form 10-K for the year ended December 31, 1993, is hereby incorporated herein by reference.
10.14      -- Ground Lease, dated March 10, 1993, by and between Blue Heron Partnership, a
              Florida general partnership, and the Company, as filed with the Commission as
              Exhibit 10.30 to the Company's Form 10-K for the year ended December 31, 1993, is hereby incorporated herein by reference.
10.15      -- 1994 Stock Option Plan for Non-Employee Directors, as filed with the Commission as
              Exhibit 10.32 to the Company's form 10-K for the year ended January 2, 1995, is hereby incorporated by reference.
10.16      -- Purchase Agreement between the Company and Restaurant Development Group, Inc., dated as of August 3, 1995 (the "RDG Agreement"), as filed with the Commission as
              Exhibit 1 to the Company's Form 8-K dated July 31, 1995, is herein incorporated by reference.
10.17      -- Amendment No. 1, dated as of October 20, 1995, to the RDG Agreement, as filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended
              September 11, 1995, is hereby incorporated by reference.
10.18      -- Amendment No. 2, dated as of April 11, 1996, to the RDG Agreement as filed with the Commission as Exhibit 10.32 to the Company's Form 10-K for the year ended
              January 1, 1996, is hereby incorporated by reference.
10.19**    -- Amendment No. 3, dated as of June 2, 1997, to the RDG Agreement.
10.20      -- Purchase Agreement between the Company and Rall-Folks, Inc., dated as of August 2,
              1995 (the "Rall-Folks Agreement"), as filed with the Commission as Exhibit 2 to the Company's Form 8-K dated July 31, 1995, is herein incorporated by reference.
10.21      -- Amendment No. 1, dated as of October 20, 1995, to the Rall-Folks Agreement, as
              filed with the Commission as Exhibit 10.2 to the Company's Form 10-Q for the
              quarter ended September 11, 1995, is hereby incorporated by reference.
10.22      -- Amendment No. 2, dated as of April 11, 1996 to the Rall-Folks Agreement, as filed with the Commission as Exhibit 10.35 to the Company's Form 10-K for the year ended
              January 1, 1996, is hereby incorporated by reference.

10.23      -- Amended and Restated Purchase Agreement, dated as of May 14, 1997, between the
              Company and Rall-Folks, Inc., as filed with the Commission as Appendix A to the
              Prospectus contained in the Company's Registration Statement on Form S-4 (File No.
              333-3920), is hereby incorporated by reference.
10.24      -- Note Repayment Agreement dated as of April 12, 1996 between the Company and
              Nashville Twin Drive-thru Partners, L.P. (the "NTDT Agreement"), as filed with the
              Commission as Exhibit 10.36 to the Company's Form 10-K for the year ended January
              1, 1996, is hereby incorporated by reference.
10.25*     -- Amended and Restated Note Repayment Agreement, dated as of July 17, 1997, among the Company, Nashville Twin Drive-Thru Partners, L.P., Jones & Jones Twin
              Drive-Thru, Inc., NTD Enterprises, Inc. and Roland L. Jones, as filed on August
              12, 1997 with the Commission as Appendix A to the Prospectus contained in the
              Company's Registration Statement on Form S-4 (File No. 33-       ), is hereby
              incorporated by reference.
10.26      -- Lease Agreement (store 480) between the Company and George W. Cook, dated January
              1, 1996, as filed with the Commission as Exhibit 10.37 to the Company's Form 10-K
              for the year ended January 1, 1996, is hereby incorporated by reference.
10.27      -- Sublease and Equipment Lease Agreement (store 174) between the Company and George
              W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.38 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.28      -- Sublease and Equipment Lease Agreement (store 188) between the Company and George
              W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.39 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.29      -- Sublease and Equipment Lease Agreement (store 344) between the Company and George
              W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.40 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.30      -- Sublease and Equipment Lease Agreement (store 611) between the Company and George
              W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.41 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.31      -- Option for Asset Purchase, between the Company and George W. Cook, dated January
              1, 1996, as filed with the Commission as Exhibit 10.42 to the Company's Form 10-K
              for the year ended January 1, 1996, is hereby incorporated by reference.
10.32      -- Agreement for Lease with Option for Asset Purchase between the Company and George
              W. Cook dated January 1, 1996, as filed with the Commission as Exhibit 10.43 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.33      -- Employment Agreement between the Company and Anthony L. Austin dated January 4,
              1995, as filed with the Commission as Exhibit 10.44 to the Company's Form 10-K for
              the year ended January 1, 1996, is hereby incorporated by reference.
10.34      -- Employment Agreement between the Company and Albert J. DiMarco dated July 28,
              1995, as filed with the Commission as Exhibit 10.45 to the Company's Form 10-K for
              the year ended January 1, 1996, is hereby incorporated by reference.
10.35      -- Employment letter from the Company to George W. Cook, dated August 10, 1995, as filed with the Commission as Exhibit 10.46 to the Company's Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.
10.36      -- Employment Agreement between the Company and Michael T. Welch, dated July 26,
              1996, as filed with the Commission as Exhibit 10.52 to the Company's Form 10-Q for
              the quarter ended June 17, 1996, is hereby incorporated by reference.
10.37      -- Purchase Agreement dated February 19, 1997, as filed with the Commission as
              Exhibit 10.1 to the Company's Form 8-K, dated March 5, 1997, is hereby incorporated by reference.

10.38      -- Employment Agreement between the Company and David Miller, dated July 29, 1996, as filed with the Commission as Exhibit 10.46 to the Company's Form 10-K for the year ended December 30, 1996 (the "1996 10-K"), is hereby incorporated by reference.
10.39      -- Employment Agreement between the Company and James T. Holder, dated November 22,
              1996, as filed with the Commission as Exhibit 10.36 to the 1996 10-K, is hereby incorporated by reference.
10.40      -- Severance, Release and Indemnity Agreement between the Company and Albert J.
              DiMarco dated January 27, 1997, as filed with the Commission as Exhibit 10.37 to the 1996 10-K, is hereby incorporated by reference.
10.41      -- Warrant Agreement dated March 11, 1997, between the Company and Chasemellon
              Shareholder Services, L.L.C., as filed with the Commission as Exhibit 10.38 to the
              1996 10-K, is hereby incorporated by reference.
21*        -- List of the subsidiaries of the Company.
23.1**     -- Consent of Independent Auditors
23.2       -- Consent of Counsel (see Exhibit 5)
23.3*      -- Consent of Jean Giles Wittner
24         -- Power of Attorney (see P. II-  )

---------------

 * To be filed by amendment.
** Filed herewith.

     (b) Financial Statements Schedules:

     VIII -- Valuation Accounts

     (Included in the Prospectus at page F-29)

     All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements or notes thereto or the schedule is not required or inapplicable under the related instructions.

ITEM 22.  UNDERTAKINGS.

     (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Company undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Company undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The Company hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (4) The Company hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions set forth in Item 20, or otherwise, the Company has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and the Company will be governed by the final adjudication of such issue.

     (6) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereby duly authorized, in the City of Clearwater, State of Florida, on August 5, 1997.

                                          CHECKERS DRIVE-IN RESTAURANTS, INC.

                                          By:    /s/ C. THOMAS THOMPSON
                                            ------------------------------------
                                                     C. Thomas Thompson
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

                                          By:      /s/ JOSEPH N. STEIN
                                            ------------------------------------
                                                      Joseph N. Stein
                                                 Executive Vice President,
                                              Chief Administrative Officer and
                                                  Chief Financial Officer
                                             (Principal Financial & Accounting
                                                           Officer)

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Richard E. Fortman, Joseph N. Stein and James T. Holder, and each of them, his true and lawful attorneys-in-fact and agents, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 5, 1997.

                       SIGNATURE                            TITLE
                       ---------                            -----

                /s/ WILLIAM P. FOLEY, II                    Chairman of the Board
--------------------------------------------------------
                    William P. Foley

                 /s/ C. THOMAS THOMPSON                     Chief Executive Officer and Director
--------------------------------------------------------
                   C. Thomas Thompson

                /s/ TERRY N. CHRISTENSEN                    Director
--------------------------------------------------------
                  Terry N. Christensen

                /s/ FREDERICK E. FISHER                     Director
--------------------------------------------------------
                  Frederick E. Fisher

                                                            Director
--------------------------------------------------------
                  Andrew H. Hines, Jr.

                 /s/ CLARENCE V. MCKEE                      Director
 ------------------------------------------------------
                   Clarence V. McKee

                   /s/ BURT SUGARMAN                        Director
 ------------------------------------------------------
                     Burt Sugarman